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03022607

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Linke Mining Corp.

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
JUN 1 9 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2948 FISCAL YEAR 12-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 6/9/03

TENKE

TENKE MINING CORP.

Annual Report

2002

TENKE MINING CORP.
ANNUAL REPORT TO SHAREHOLDERS
For the Period Ended December 31, 2002

The Board of Directors is pleased to present the following report to shareholders on the activities of the Company over the past year and its plans for fiscal 2003.

Over the past year, Tenke has acquired a large, diversified portfolio of quality gold/base metal exploration properties in Argentina. A large-scale, systematic exploration program has commenced.

Progress continues to be made regarding the peace process in the Democratic Republic of Congo. Tenke and option holder Phelps Dodge are hopeful that conditions will improve during the year ahead such that work can start again on the development of the rich Tenke Fungurume copper/cobalt deposits.

Gold/Base Metal Exploration - Argentina

Tenke's land package in Argentina encompasses over 958,000 hectares and covers key prospective gold and base metal regions in the country. It is a good time to explore in Argentina. Many prime prospective areas remain virtually unexplored. Good contract terms are available with low initial investments.

Over the past year, Tenke has researched and compiled a comprehensive digital database containing detailed landsat imagery, geology and field data covering the entire country. From this information, Tenke assembled its extensive land package. Tenke was able to take advantage of a lull in exploration activity by other mining companies and have first choice on the best available properties. With the attractive $US dollar:peso exchange rate, in-country costs are low. The depressed mineral exploration industry has also meant that Tenke has been able to acquire a full team of talented Argentine geologists and support staff locally, without the need for expatriate resources. The Company currently has 20 people on staff including 9 geologists working out of exploration offices in San Juan and Bariloche to support the respective regional projects.

Argentina is rich in mineral resources with ample opportunity for the discovery of new world class precious metal and base metal deposits. Tenke has dozens of prospective mineral properties and over the next several months will focus primarily on two of them, Batidero and Alto Rico. Other projects will be activated as exploration progresses. With the geographical diversity of its land holdings, exploration throughout the Company's project areas will be year round.

There are 3 main types of mineralization targeted:

- High/low sulphidation bulk tonnage disseminated gold mineralization (Batidero Project in the Cuyo region)
- Low sulphidation gold vein systems (Alto Rico Project in Patagonia)
- Porphyry copper/gold (Cuyo and other regions)

Batidero Project

The Batidero project is located on the northern continuity of the El Indio Gold Belt in the Cuyo region of Argentina. The Cuyo region encompasses the prolific mining districts of Mendoza and San Juan. The primary target model is high sulphidation, breccia-hosted mineralization similar to the Veladero/Pascua (26+ million ounces gold) deposit 60 kilometres to the south.

The Batidero project is highly prospective, comprising of a set of high and low sulphidation anomalies identified from previous prospecting. A large target shows strong silicification and brecciation with correlative talus gold anomalies. The host sequences at the base of the system show dacitic to rhyodacitic fiamme tuffs, with high permeability, which is one of the main conditions for widespread mineralization potential in these belts.

Project highlights include:

- Potential bulk tonnage, disseminated, brecciated and silicified system.
- Precious metal anomalies back a large and intense epithermal system. High and low sulphidation anomalies (Au, Ag, Mo, Bi, As, Sb).
- Strong silicification and brecciation (5 km x 7 km main target) with talus Au/Hg anomalies.
- Host sequences with high permeability and breccia complexes - similar to Veladero.
- Silicified vein swarms with gold/silver mineralization that dissect the thick volcanic pile and crop out over the entire sequence.
- "En-echelon" lenticular breccia systems (low to high sulphidation) with associated gold/silver anomalies.
- On the west flank of the project, strong linears controlling intrusives and alteration, coincide with vertical fault displacements. The fault offsets may limit the outcropping of the mineralization in this area. This indicates the potential for concealed zones along the trend, where trace elements (Hg, As) and low grade precious metal anomalies are strong evidence for a potential bulk mineralized system.
- Potential continuity to the west, linking Batidero to the Company's Vicuna project.

A rock chip and talus sampling program was completed covering most of the previously known gold anomalies and extending coverage to include the eastern and western flank of the project. Initial results are encouraging. Gold anomalies are in close correlation with strong mercury and antimony anomalies, showing high-level epithermal characterization. Widespread, lower grade anomalies surround large, main target zones.

As well, in the eastern flank of Batidero, an area entirely unexplored before, talus gold anomalies (greater than 20 ppb gold and as high as 66 ppb gold) correlate with impressively high mercury anomalies (300 to 2,150 ppb mercury), enlarging the extent of the regional geochemical anomaly some 3 kilometres to the east of the previously known target.

This work was followed by further sampling, mapping, trenching and a geophysical program. Results defined large targets for drill testing. A small initial (five holes) drilling program commenced in advance of the approaching Argentina winter which will be followed by an extensive drill program starting in October, 2003. Assays are pending on the initial 5 scout holes.

Alto Rico Project

The Alto Rico gold project is located within the Patagonia region of Argentina. The 4,271 hectare property is in north-central Santa Cruz province and lies 130 kilometres northwest of the Cerro Vanguardia gold/silver mine (8 million oz. gold equivalent) owned by Anglo Gold.

The target model is high grade, low sulphidation epithermal gold/silver vein systems such as those found at Cerro Vanguardia as well as Meridian's Esquel gold deposits, located on similar volcanics.

The known extent of the Alto Rico vein system appears to be of large scale - more than 12 kilometres of recognized vein length. There is a principal northeast trending quartz vein system, with 5 outcropping sub parallel veins, which vary between 1 and 10 metres in width with an average outcrop width of 3 metres. These sub parallel veins converge on a hill which shows signs of extensive stockwork, including strong silicification, acid leaching and argillic alteration.

First samples collected by Tenke include gold values up to 2.0g/t gold from the stockwork zone, including several zones of impressive high mercury anomalies (up to 30 ppm Hg), both at the stockwork zone and the veins. The mineralization is hosted in permeable dacitic to andesitic tuffaceous rocks.

The geology of the Alto Rico area comprises Jurassic ignimbrites and pyroclastic breccias of predominantly rhyolitic composition and underlying andesites and basalts of Bajo Pobre formation (Triassic).

The project has been virtually unexplored to date. The Company opened a road to the project area and established a permanent exploration camp on site. Over the past several months, the Company carried out a sampling and mapping program, which was followed by trenching and geophysics to define potential drill targets.

Results were encouraging. Large corresponding geophysical and geochemical anomalous zones were identified. IP/resistivity surveys totaling 62 line kilometres were completed profiling vein structures and stockwork zones defined as strong silicified swarms covered by colluvium. These zones are quite extensive and indicate further continuity of similar targets mapped in the surface program. In addition, 40 trenches encompassing over 2,500 metres were opened, where the continuity and extent of the veins systems has been proved.

Ongoing geochemical sampling returned results from 0.35 to 4.5 grams per tonne gold in veins and values up to 2.0 grams per tonne in stockwork together with mercury anomalies between 5,400 to 26,500 ppb Hg, arsenic between 180 to 951 ppm As and antimony from 29 to 117 ppb Sb.

In addition, a large zone of resistors and chargeability anomalies covering an area of 3 km by 1 km has been identified on trend with the main vein and stockwork zone. This area is now being mapped.

The geology and structural features of the project area show banded textures with open-space fillings, bladed calcite replaced by quartz and other textures indicative of levels above possible boiling zones – which are levels where the epithermal system reaches pressure and temperature conditions related with mixing of magmatic and meteoric waters that favor precious metals precipitation. The identification of such zones is key in determining the exposure and potential of these systems.

Work on this project can be carried out year round. Data from the field program is being compiled to define drill targets and will form the basis of an upcoming Phase 1 drill program scheduled to be completed in the second quarter 2003.

Tenke Fungurume Copper/Cobalt Deposit - DRC

The Tenke Fungurume copper-cobalt deposits comprise one of the world's largest known copper-cobalt resources and are capable of being developed into a large scale, long-life mine demonstrating low operating costs. The deposits, containing extensive high-grade mineralization, are located within two concessions totaling 1,437 square kilometres in Katanga Province, Democratic Republic of Congo ("DRC").

In September 2002, Phelps Dodge replaced BHP Billiton as option holder with Tenke to acquire a controlling interest and operating rights on the project. Phelps Dodge, the world's second largest copper producer, has committed to continue working with Tenke to implement a development strategy and to advance the project within the constraints of DRC country issues that are gradually improving. Since early 2001, Phelps Dodge has played a key role in the project and all negotiations in the DRC as an integral part of the Tenke project consortium. On September 13, 2002, BHP's former responsibilities under the option agreement with Tenke were formally transferred to Phelps Dodge.

A development strategy of starting the project in a smaller scale than previously contemplated is advancing, and subject to discussions currently being held with the DRC government and the state mining company Gecamines. Tenke Mining Corp. currently holds a 55% interest in Tenke Fungurume and Gecamines hold the remaining 45%. Phelps Dodge have an option with Tenke Mining Corp to take a controlling interest in the project under certain conditions, including restructuring of the current ownership distribution. The Company's ability to advance the project will be contingent upon reaching mutually satisfactory revised terms of the original DRC agreements taking into account appropriate adjustments to share ownership, transfer payments, phases of the project and other changes to react to the durable changes resulting from the DRC conflict.

On July 11 2002, the DRC parliament approved a World Bank sponsored new DRC Mining Code largely replacing government mineral property ownership with a regime of duties, export taxes and corporate income tax. This new Mining Code is expected to be a favorable development for DRC mining projects. The Company has the option to replace its existing agreements with the obligations and rights contained within the new mining code. The new Code, combined with recent trends towards increased stability within the DRC may enable the Tenke Fungurume project to advance in 2003.

While the Tenke Fungurume project remains in force majeure, the Company is optimistic that continued progress leading to a sustainable peace and government stability will enable the project to move forward. Recently, the government of President Kabila made substantial progress in negotiations with Rwanda and Uganda and government opposition forces by agreeing to the composition and mandate for a transitional government made up of representatives from each of the DRC factions. Successful implementation of the broad based transitional government will be fundamental to enabling the DRC to return to an investment climate under which Tenke Fungurume can advance to become a producing mine.

Corporate

In November 2002, the Board of Directors was pleased to appoint Mr. Paul K. Conibear as President and C.E.O. of Tenke. Mr. Conibear is a professional engineer with over 20 years of experience in heavy industrial and mining projects in North America, Africa and several countries in South America. His background is project and construction management of a diverse range of minerals projects including base and precious metal, coal and potash projects. Mr. Conibear spent many years with Fluor Daniel Wright, where he held progressive project management and site positions for a variety of projects and thereafter was part of the of the management team that established the highly successful Simons (AMEC) Mining Group. Since 1999, Mr. Conibear has been a Director and Chief Operating Officer for the Company, and holds the position of Director with a number of related public companies.

Subsequent to the 2002 financial year, the Company raised Cdn $5.4 million by way of private placement.

Tenke looks forward to an exciting year ahead as work progresses on its two world class projects, Tenke Fungurume and Argentina gold/base metal exploration.

On Behalf of the Board,

Paul K. Conibear
President

May 9, 2003

TENKE MINING CORP.
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND OPERATING RESULTS
(Amounts in U.S. Dollars unless otherwise indicated)
DECEMBER 31, 2002

The following discussion and analysis of the financial condition and results of operations for Tenke Mining Corp. should be read in conjunction with the consolidated financial statements for the years ended December 31, 2002 and 2001 and related notes therein.

General

Tenke Mining Corp. together with its subsidiaries (the "Company"), is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Company holds a 55% interest in the Tenke Fungurume copper/cobalt deposits (the "Tenke Fungurume Project") located in the Democratic Republic of Congo ("DRC"). In addition, the Company has a 100% interest in the Los Caballos property located in the Vicuña exploration district, in San Juan Province, Argentina. During 2002, the Company progressed with assembling a strategic group of gold and base metal exploration properties in central and southern Argentina including options to earn interests in the Batidero, Alto Rico, Mendoza and Vicuna West properties. Subsequent to December 31, 2002, the Company signed a letter of intent with Mansfield Minerals Inc. ("Mansfield") pursuant to which Mansfield has agreed to grant the Company the right to acquire a 65% interest in the Rio Grande mining concessions located in Salta Province, northwestern Argentina. The Company's exploration property position in Argentina is now in excess of 950,000 hectares.

Results of Operations

The Company's loss for the years ended December 31, 2002 and 2001 were $99.8 million and $3.9 million respectively, an increase of $95.9 million. The increase in loss is primarily due to the write-down of the Tenke Fungurume Project in the amount of $99.1 million to $102.0 million, being the estimated fair value of the project based on an anticipated minimum development plan of 30,000 tonnes per annum of copper and cobalt production with an increase to a 100,000 tonnes per annum of copper and cobalt production. Management determined this write down following a review of the likelihood of recovering the carrying value of the Tenke Fungurume Project in light of evolving conditions in the DRC. The loss for the year ended December 31, 2001 included $3.6 million of expenditures related to the write-off of the Vicuña Project costs to operations and the relinquishment of the Lirio property.

General and administrative expenses for the years ended December 31, 2002 and 2001 were $821,000 and $421,000, respectively, representing an increase of $400,000. The increase is primarily due to an increased level of activity in the Company in 2002. In particular, general exploration and project investigation expenses increased by $81,000 from $46,000 to $127,000. General exploration expenses for 2002 comprised mainly of expenses incurred in the compilation and detailed review of new prospects in Argentina. Included in general and administrative expenses for the year ended December 31, 2002 was $162,000 of stock based compensation expenses in relation to options granted to non-employees of the Company. Consulting expenses were $27,000 for 2002 as compared to nil for 2001. Professional fees also increased by $18,000 from $139,000 to $157,000. Wages and benefits increased by $40,000 from $21,000 to $61,000.

The losses are a reflection of the Company's status as a non-revenue producing mineral company. As the Company has no source of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2002 the Company had working capital of $769,000, compared to $81,000 for December 31, 2001. During 2002, the Company completed a private placement of 3,800,000 common shares of the Company at CDN $0.40 per share for gross proceeds of CDN $1,520,000. In addition, the Company received CDN $1,340,000 from the exercise of stock options and warrants. Subsequent to December 31, 2002, the Company completed a private placement of 4,000,000 common shares at a price of CDN$1.35 for gross proceeds of CDN$5,400,000 and received CDN $207,000 from the exercise of stock options.

Mineral Properties

Tenke Fungurume Project, Congo

During the year ended December 31, 2002 the Company received $1,528,000 pursuant to agreements with BHP World Exploration Inc. ("BHP") and Phelps Dodge Exploration Corporation ("PD"). PD has agreed, as long as the agreement remains in force, to fund certain on-going project expenditures in accordance with the terms agreed. In 2002, these project expenditures included expenses relating to meetings with our partners, the government of DRC and Gécamines (the state owned Congolese company) to advance negotiations on alternative scenarios to allow the project to proceed and for holding costs and maintenance of the existing infrastructure at the Tenke Fungurume Project site. The Agreements provide for project funding only and do not fund the Company's own corporate costs. The option, if exercised, would allow PD to acquire a controlling interest in the Tenke Fungurume Project, leaving the Company with a 10% share ownership interest.

On February 23 1999, the Company advised Gécamines, and the Government of DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Company's ability to carry out development of the Tenke Fungurume Project. These events entailed and continue to entail material changes and uncertainty as to the conditions of development and operation, including power supply, transportation and construction resources and government stability and thereby undermine the existing draft feasibility study and make it impossible to produce a final feasibility study. Notice was given of Force Majeure in accordance with the Company's agreements which has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. The Company is required to make certain payments in respect of the Tenke Fungurume Project should the Company elect to put the project into production but the commitments which dictate the timing of these obligations are suspended pending conditions of Force Majeure, and for a sufficient time thereafter for the Company to achieve the same position it was in before the problems occurred.

Gold and Base Metal Exploration in Argentina

The Company has assembled a land package encompassing key prospective gold and base metal regions in Argentina. The prime areas of focus are in the Patagonia and Cuyo (San Juan/Mendoza) regions. A team of 9 geologists and 11 support staff is in place and field offices have been opened in San Juan and Bariloche to coordinate exploration activities in these key regions. Significant expenditures will continue over the next two quarters consisting of surface exploration mapping, sampling, drilling and analysis. The company has staked in excess of 700,000 hectares of exploration property, and in addition has signed earn-in agreements with underlying landholders. The key areas and projects are as follows:

Patagonia Properties: gold/silver exploration properties in Rio Negro, Chubut and Santa Cruz Provinces

During the year ended December 31, 2002, the Company expended $132,000 on regional prospecting, property investigations, staking and project negotiations in the Patagonia region of Argentina. This effort resulted in the accumulation of an aggregate property position in excess of 500,000 hectares as well as a project specific agreement for the Alto Rico Property.

Batidero Property: gold/silver exploration property in Santa Cruz Province

On July 1 2002, the Company entered into an option agreement with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period and the issuance of a maximum of 100,000 shares to TNR. The Batidero property is a highly prospective gold exploration target in Argentina in the vicinity of the Los Caballos/Vicuña property which the Company already holds. Expenditures incurred on the Batidero property to December 31, 2002 were $93,000 and 25,000 shares were issued to TNR on July 25, 2002 at a price of CDN$1.50 per share.

Alto Rico Property: gold/silver exploration property in Santa Cruz Province.

On December 10, 2002, the Company entered into an option agreement to earn a 90% interest in the Alto Rio property over a 5-year option term by spending a minimum of $1,330,000 in exploration expenditures and $138,000 in option payments to the landowner. Within 30 months after a mine goes into commercial operation, an additional $1,000,000 is payable to the landowner as the final option payment. The Company may earn a full 100% interest, at its option, by paying an additional $1,000,000 to the landowner for the remaining 10% interest after initial earn-in. Expenditures incurred on the Alto Rico property to December 31, 2002 were $30,000.

Mendoza Property: copper/gold exploration properties in Mendoza and San Juan Provinces.

On October 31, 2002, the Company entered into an option agreement to earn a 75% interest in the Mendoza properties over a 6-year option term by spending a minimum of $100,000 in exploration expenditures and $250,000 in option payments to the landowner. Within 24 months after a mine goes into commercial operation, an additional $250,000 is payable to the landowner as the final option payment. The Company may earn a full 100% interest, at its option, by paying an additional $750,000 to the landowner for the remaining 25 % interest after initial earn-in. Expenditures incurred on the Mendoza property and Mendoza regional investigations to December 31, 2002 were $94,000.

Vicuña West Property: copper/gold exploration property in San Juan Province

On December 17, 2002, the Company entered into an option agreement to earn a 60% interest in the Vicuna West properties over a 5-year option term by spending a minimum of $100,000 in exploration expenditures and $550,000 in option payments to the landowner. Within 24 months after a mine goes into commercial operation, an additional $1,100,000 is payable to the landowner as the final option payment. The Company may earn a 75% interest, at its option, by paying an additional $275,000 to the landowner for the additional 15% interest after initial earn-in, and a full 100% interest ownership in the property by paying an additional $475,000 to the landowner for the remaining 25% position. Expenditures incurred on the Vicuña West property to December 31, 2002 were $25,000.

Risks

The Company's properties are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

Outlook

Tenke Fungurume

Political changes in accordance with the Lusaka Accord are in progress in the DRC via the Inter-Congolese Dialogue, an internationally sponsored procedure aimed at bringing the Great Lake Region conflict to a close. In mid-December, the Government of DRC and all the opposition and rebel groups signed an accord agreeing to form a transitional government leading to democratic elections within 30 months. Dialogue is in progress regarding detailed implementation of this transitional government. The Company is optimistic that this dialogue will improve conditions in the DRC such that project development of Tenke Fungurume can proceed.

As mentioned above, the agreement with PD currently provides for the funding on the Tenke Fungurume project. As and when necessary the Company intends to continue to raise funds through possible equity financing, seek joint venture partners and/or project debt financing, to meet on-going needs for existing Argentina projects and to acquire and develop new projects as determined by the Board.

Argentina

During 2001, Argentina faced economic and political breakdowns which it had not seen in more than a decade. These problems continued through the first half of 2002. Through political changes, a cautious fiscal approach and international monetary support, an economic turn around was emerging by year end 2002. Several positive aspects have been noted during the last half of the year. While the peso value hit a low in 2002 of 4 pesos : 1 United States dollar against the United States dollar, inflation stayed relatively under control, such that domestic prices related to cost of living avoided the full impact of the devalued peso. Gross domestic product ("GDP") fell by 15 % between mid 2001 and mid-2002, but modest positive GDP was achieved in the 3rd quarter 2002, boosted by improved competitiveness of attractively priced Argentine exported goods. GDP has accelerated since then and the peso has strengthened, currently (April 2003) standing at 2.9 pesos : 1 United States dollar. So far into 2003, these trends have continued.

Political trends remain uncertain until the outcome of the second round of national elections scheduled for June 2003 is known. A new fully functional government may not be in place until July 2003. Under the expectations that political normalcy will be reinstated by mid year, a projected healthy 5% growth for the economy is forecast for Argentina in the year ahead.

Argentina remains relatively unexplored, the fiscal regime is attractive and its mining code is respected. The Company is well positioned to capitalize on future exploration with strategic land positions across all of the key mineralized regions of the country. It is our view that Argentina will show gradual economic and political improvements over time and will return to be one of the top choices in the Americas for mineral exploration and mining investment.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results, include, but are not limited to, competition, risk inherent in mineral exploration and development, changes in government regulation and policies including trade laws and policies, impact of changes in foreign currencies exchange rates, political risk arising from operating in DRC and Argentina, receipt of permits and approvals from government authorities and other operating and development risks.

Quarterly Information

Financial Data for 8 Quarters								
Three Months Ended	**Dec-02**	**Sep-02**	**Jun-02**	**Mar-02**	**Dec-01**	**Sep-01**	**Jun-01**	**Mar-01**
A. Total revenues ($000's)	5	4	1	1	1	0	1	5
B. (Earnings) loss before extraordinary items ($000's)	99,281	103	285	168	3,439	71	227	137
C. (Earnings) loss per share ($)	2.88	0.00	0.01	0.01	0.12	0.00	0.01	0.01
D. Net (earnings) loss ($000's)	99,281	103	285	168	3,439	71	227	137

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The preparation and presentation of the consolidated financial statements, together with the operational information referenced in this annual report, are the responsibility of management. The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Estimates have been used in the preparation of the financial statements when transactions affecting the reported period cannot be finalized until a later period. The carrying value of the mineral properties reflects management's best judgements with regard to the underlying assets. Other financial information contained throughout the annual report is consistent with that provided in the financial statements.

Management has developed and maintains a system of internal control that provides reasonable assurance that all transactions are accurately and reliably recorded, that the financial statements accurately report the Company's operating and financial results that the Company's assets are safeguarded.

The Audit Committee, comprising mainly of non-management directors, acts on behalf of the Board of Directors to ensure that the management fulfils its financial reporting and internal control responsibilities. The Audit Committee has reviewed the consolidated financial statements with management and PricewaterhouseCoopers LLP, the company's external auditors, and has reported to the Board of Directors. The external auditors have unlimited access to the Audit Committee. Based upon the recommendation of the Audit Committee, the Board of Directors has approved the consolidated financial statements.

PricewaterhouseCoopers LLP, an independent firm of chartered accountants, was appointed by a vote of shareholders at the Company's last annual meeting to examine the consolidated financial statements and provide an independent professional opinion thereon.

Paul Conibear
President

Lukas H. Lundin
Director

March 14, 2003



PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 (604) 806 7000
Facsimile +1 (604) 806 7806

AUDITORS' REPORT

To the Shareholders of
Tenke Mining Corp.

We have audited the consolidated balance sheets of Tenke Mining Corp. as at December 31, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles. As required by the British Columbia Company Act, we report that, in our opinion, these principles have been applied, after giving effect to the change in the method of accounting for stock-based compensation, as explained in note 2(h) to the consolidated financial statements, on a basis consistent with that of the preceding year.

PricewaterhouseCoopers LLP

Chartered Accountants
Vancouver, British Columbia
March 14, 2003

TENKE MINING CORP.
CONSOLIDATED BALANCE SHEETS
(in US Dollars)

	December 31, 2002	December 31, 2001
ASSETS		
Current assets		
Cash	$ 1,185,169	$ 354,277
Accounts receivable	58,846	40,211
Supplies inventory	38,395	65,934
Prepaid expenses	132,577	169,996
	1,414,987	630,418
Mineral properties and related expenditures (Note 3)	102,389,191	200,811,863
Fixed assets, net (Note 4)	457,924	575,573
	102,847,115	201,387,436
	$ 104,262,102	$ 202,017,854
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	$ 298,194	$ 216,487
Due to related parties (Note 7)	347,818	333,086
	646,012	549,573
SHAREHOLDERS' EQUITY		
Share capital (Note 5)	235,040,123	233,218,039
Contributed surplus - stock options	162,440	-
	235,202,563	233,218,039
Deficit	(131,586,473)	(31,749,758)
	103,616,090	201,468,281
Commitments and contingencies (Note 8)		
Subsequent events (Notes 5(b) and 10)		
	$ 104,262,102	$ 202,017,854

Approved by the Board:

Director

Director

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(in US Dollars)

	Year ended December 31, 2002	Year ended December 31, 2001
Expenses		
Amortization	$ 1,924	$ -
Capital tax	272	328
General exploration and project investigation	127,084	45,655
Interest and bank charges	11,236	5,773
Management fees	91,695	92,895
Consulting	26,859	-
Office and general	28,538	8,181
Professional fees	157,357	138,692
Promotion and public relations	27,727	24,645
Stock-based compensation expense (Note 5)	162,440	-
Stock exchange and filing fees	61,266	54,496
Telephone and facsimile	9,539	1,852
Transfer agent and shareholder information	15,657	16,723
Travel	38,778	10,652
Wages and benefits	60,939	21,194
	821,311	421,086
Other (income) expenses		
Interest income	(11,308)	(7,050)
Other income	-	(130,000)
Foreign exchange (gain) loss	(53,659)	9,185
Write-off of mineral property interests	99,080,371	3,580,962
Loss for the year	99,836,715	3,874,183
Deficit, beginning of the year	31,749,758	27,875,575
Deficit, end of the year	$ 131,586,473	$ 31,749,758
Basic and diluted loss per common share	$ 2.89	$ 0.13
Weighted average number of shares outstanding	34,486,536	29,164,063

TENKE MINING CORP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in US Dollars)

	Year ended December 31, 2002	Year ended December 31, 2001
Cash flows (for) operating activities		
Loss for the year	$ (99,836,715)	$ (3,874,183)
Items not affecting cash		
Amortization	1,924	-
Write-off of mineral property interests	99,080,371	3,580,962
Stock-based compensation expense	162,440	-
	(591,980)	(293,221)
Net changes in non-cash working capital items		
Accounts receivable and other current assets	46,323	69,786
Accounts payable and accrued liabilities	81,707	(332,281)
	(463,950)	(555,716)
Cash flows (for) investing activities		
Mineral properties and related expenditures	(2,006,594)	(2,757,246)
Purchase of fixed assets	(38,630)	(109,852)
Proceeds from sale of fixed assets	-	75,158
	(2,045,224)	(2,791,940)
Cash flows from financing activities		
Common shares issued, net	1,797,834	638,000
Due to related parties	14,732	6,242
Option payments received	1,527,500	2,154,446
	3,340,066	2,798,688
Increase (decrease) in cash	830,892	(548,968)
Cash, beginning of the year	354,277	903,245
Cash, end of the year	$ 1,185,169	$ 354,277
Supplementary information regarding non-cash transactions		
Investing and financing activities		
Common shares issued for mineral property acquisition	$ 24,250	$ 430,302
Cash interest received	$ 11,308	$ 7,050

TENKE MINING CORP.
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES AND RELATED EXPENDITURES
(in US Dollars)

	Tenke Fungurume Congo	Alto Rico Argentina	Batidero Argentina	Mendoza Argentina	Patagonia Argentina	Vicúna West Argentina	Los Caballos Argentina	Lirio Argentina	Total
Balance, December 31, 2000	$ 200,689,827	$ -	$ -	$ -	$ -	$ -	$ 2,468,888	$ 115,371	$ 203,274,086
Care and maintenance	1,588,036	-	-	-	-	-	-	-	1,588,036
Acquisition and claims maintenance	-	-	-	-	-	-	693,698	53,467	747,165
Drilling, excavation and related costs	-	-	-	-	-	-	304,200	-	304,200
Office and general	-	-	-	-	-	-	120,060	-	120,060
Professional fees	-	-	-	-	-	-	56,340	-	56,340
Program management and consultants	-	-	-	-	-	-	128,536	-	128,536
Sampling and testing	-	-	-	-	-	-	33,310	-	33,310
Technical and field staff	-	-	-	-	-	-	136,805	-	136,805
Transport and travel	-	-	-	-	-	-	68,013	-	68,013
Value added taxes	-	-	-	-	-	-	90,720	-	90,720
	1,588,036	-	-	-	-	-	1,631,682	53,467	3,273,185
Option payments received	(1,466,000)	-	-	-	-	-	(636,446)	(52,000)	(2,154,446)
Incurred during the year	122,036	-	-	-	-	-	995,236	1,467	1,118,739
Write-off of mineral property interests	-	-	-	-	-	-	(3,464,124)	(116,838)	(3,580,962)
Balance, December 31, 2001	$ 200,811,863	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 200,811,863
Care and maintenance	1,767,400	-	-	-	-	-	-	-	1,767,400
Acquisition, permits and taxes	-	15,077	24,250	23,526	5,618	23,653	19,356	-	111,480
Excavation	-	-	18,313	-	-	-	-	-	18,313
Geophysical, staking and maps	-	153	-	128	1,310	-	24	-	1,615
Office and general	-	408	10,167	25,028	4,504	-	2,342	-	42,449
Professional fees	-	9,939	24,060	33,993	69,101	428	14,883	-	152,404
Sampling and testing	-	-	-	-	14,226	-	-	-	14,226
Technical and field staff	-	765	6,220	1,996	6,827	-	800	-	16,608
Transport and travel	-	1,926	5,767	4,336	24,339	668	696	-	37,732
Value added taxes	-	1,542	4,625	4,625	6,552	-	5,628	-	22,972
	1,767,400	29,810	93,402	93,632	132,477	24,749	43,729	-	2,185,199
Option payment received	(1,527,500)	-	-	-	-	-	-	-	(1,527,500)
Incurred during the year	239,900	29,810	93,402	93,632	132,477	24,749	43,729	-	657,699
Write-off of mineral property interests	(99,051,763)	-	-	-	-	-	(28,608)	-	(99,080,371)
Balance, December 31, 2002	$ 102,000,000	$ 29,810	$ 93,402	$ 93,632	$ 132,477	$ 24,749	$ 15,121	$ -	$ 102,389,191

1. Nature of Operations and Going Concern Basis of Presentation

Tenke Mining Corp. (the "Company") together with its subsidiaries is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Company holds a 55% interest in the Tenke Fungurume Project ("TFM") located in the Democratic Republic of Congo ("DRC"). On February 23, 1999, the Company gave notice of Force Majeure (Note 3(a)) on its property in the DRC. In addition, the Company also has options to acquire interest in various properties located in Argentina (Note 3(b)).

The recoverability of the cost of mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, preservation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the project, and future profitable production or alternatively, upon the Company's ability to dispose of its interests on an advantageous basis. Changes in future conditions could require material reductions in the carrying amount of mineral properties and related fixed assets.

The mineral properties are also subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

The viability of the projects and the ability for the Company to continue as a going concern are dependent on future financing. The Company is committed to making certain payments related to TFM (see Note 3(a)). Based on studies to date, discussions with prospective equity partners and potential debt providers, management believes that a viable financing strategy could be concluded to fund the initial development of TFM once the events of Force Majeure have been removed and the Company is able to place itself in a position similar to that prior to such events of Force Majeure.

If financing is not achieved, the Company may not be able to meet its obligations as they become due. These financial statements have been prepared on the going concern basis that assumes continuity of operations and realization and settlement of liabilities in the normal course of business. A different basis of measurement may be appropriate if the going concern assumption does not prevail.

2. Summary of Significant Accounting Policies

The consolidated financial statements of the Company are prepared in accordance with accounting principles generally accepted in Canada and applied on a consistent basis. A summary of the Company's significant policies is set out below:

(a) Basis of Consolidation

These consolidated financial statements include the accounts of the Company and all directly or indirectly owned subsidiaries. All significant inter-company balances and transactions have been eliminated upon consolidation.

(b) Revenue Recognition

Revenue is derived from three principal sources and is accounted for as follows:

(i) Interest earned on bank deposits;

(ii) Interest earned on advances to Tenke Fungurume Mining SARL ("TFM SARL"), a 55% indirectly owned subsidiary of the Company, relating to the portion of TFM SARL owned by the non-controlling shareholder;

(iii) Advisory fees charged to TFM SARL in accordance with agreements for the formation of TFM SARL, relating to the portion of TFM SARL owned by the non-controlling shareholder.

Income recognized in items ii) and iii) above is recorded to the extent that it does not exceed the general and administrative costs of the Company directly related to mineral properties. Any excess is recorded as a reduction in the value of capitalized development expenditure.

(c) Mineral Properties and Related Expenditures

Mineral properties and related expenditures are carried at cost. Costs include cash consideration and the fair value of shares issued. Capital costs include concession acquisition, feasibility studies, marketing surveys, test drilling, geological analysis, processing tests, plant and machinery for both temporary and permanent extraction and treatment sites, transportation facilities and equipment, provision of accommodation units and office space on and off site. If a project is unsuccessful or if exploration ceases because continuation is not economically feasible, the capitalized costs are written off.

Option payments received and cost reimbursements payable pursuant to terms of option agreements signed have been applied against project expenditures. Under the option agreements, these amounts may give rise to future claims against the assets of the Company.

The recoverability of expenditures capitalized is dependent on the final determination of economically recoverable ore reserves, preservation of the Company's interest in the underlying mineral claims, the ability to obtain the necessary financing to complete their development and future profitable production and proceeds from the disposition thereof.

Management periodically assesses the carrying value of amounts recorded for individual mineral properties. If estimated future non-discounted cash flows, using current prices and management's estimates of the likelihood of achieving planned operations, are not sufficient to recover the carrying value for the properties, the deferred costs are written down, if necessary, to the estimated fair value determined using discounted cash flows.

(d) Fixed Assets

Fixed assets are recorded at cost. Amortization is provided on a straight-line basis over varying periods of three to ten years according to the expected life of the asset.

Amortization charged in respect of fixed assets supporting the exploration and development of mineral resources is capitalized to mineral properties and related expenditures.

(e) Foreign Currency Translation

The Company follows the temporal method of accounting for the translation of foreign currency denominated amounts into US dollars. Under this method, monetary assets and liabilities are translated into US dollars at exchange rates prevailing at the balance sheet date; revenues and expenses and non-monetary assets and liabilities are translated at approximate exchange rates prevailing on the dates of the respective transactions.

Gains or losses on translation are included in the consolidated statement of operations in the period to which they relate.

(f) Foreign Currency Risk

The functional currency of the Company and its subsidiaries is the US dollar. The Company has limited exposure to fluctuation between the US dollar and other foreign currencies because the majority of its transactions are denominated in US dollars.

(g) (Earnings) Loss Per Share

Basic (earnings) loss per share is calculated using the weighted average number of common shares outstanding during the year. For calculated diluted earnings per share, the treasury stock method is used for the purposes of determining the common share equivalents with respect to outstanding stock options and warrants to be included in the weighted average number of common shares outstanding, if dilutive.

Basic and diluted (earnings) loss per common share is calculated using the weighted average number of common shares outstanding during the year.

(h) Stock-Based Compensation

Effective January 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. This section establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The section requires that all stock-based awards made to non-employees be measured and recognized using a fair-value based method. The section encourages a fair-value based method for all awards granted to directors, officers and employees, but only requires the use of a fair value based method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

For stock options granted to directors, officers and employees, the Company has adopted the disclosure-only provisions of the new standard whereby pro-forma net income (loss) and pro-forma earnings (loss) per share are disclosed in note 5(b) to the financial statements, as if the fair value based method of accounting had been used.

(i) Use of Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(j) Financial Instruments

Financial instruments are initially recorded at cost. If subsequent circumstances indicate that a decline in the fair value of a financial asset is other than temporary, the financial asset is written down to its fair value.

The Company's financial instruments that are exposed to financial risk consist primarily of receivables and accounts payable. The relevant amounts in the financial statements approximate fair value.

(k) Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and losses carried forward. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

(l) Cash and Cash equivalents

Cash and cash equivalents are comprised of cash and short-term notes and bank deposits with an original maturity of three months or less.

3. Mineral Properties

(a) Tenke Fungurume Property

	December 31, 2002	December 31, 2001
Acquisition costs	$162,541,375	$162,541,375
Feasibility studies and exploration expenditures, net	38,510,388	38,270,488
	201,051,763	200,811,863
Write-down to fair value (v)	99,051,763	-
	$102,000,000	$200,811,863

(i) Acquisition

On November 30, 1996, Lundin Holdings Limited ("Lundin Holdings") signed an agreement with La Générale des Carrières et des Mines ("Gécamines") and the Government of the DRC for the acquisition of a 55% share and operatorship of the Tenke Fungurume copper/cobalt concessions located in Katanga Province, DRC.

On December 9, 1996, the Company acquired all of the issued and outstanding shares of Tenke Holdings Limited ("Tenke Holdings"), which owns all of the issued and outstanding shares of Lundin Holdings, from a director of the Company. The consideration granted was 30,000,000 common shares in the Company with an ascribed value of CDN $153,000,000 ($112,326,434), or CDN $5.10 per share and is included in acquisition costs. The shareholders of the Company approved the purchase of Tenke Holdings at a special meeting of the shareholders held on October 9, 1996.

Under its agreement with Gécamines, Lundin Holdings participated with Gécamines in the formation of TFM SARL and was issued, on subscription, 55% of the issued and outstanding shares of TFM SARL. Gécamines then transferred to TFM SARL all of its rights in the Tenke Fungurume mining concessions and certain assets thereon.

Under the terms of the acquisition agreement, Lundin Holdings has the following payments to Gécamines:

- $50,000,000 on completion of transfer of interest (payment made in May 1997 and included in acquisition costs above);
- $50,000,000 following election to place TFM into commercial production. This election is required within 120 days from delivery of the feasibility study, such feasibility study to be produced within 24 months of the effective date of the agreement (May 1997) and as extended by the period which the project is under Force Majeure, plus the duration required for TFM SARL to place itself in the same situation as before the occurrence of such event of Force Majeure (Note 3(a)(ii)).
- $150,000,000 within 72 months of the effective date, originally May 2003 but adjusted according to the extensions granted by the conditions related to Force Majeure.

In terms of its agreements, Lundin Holdings is to complete a feasibility study and, if they elect to proceed, to arrange financing for future capital expenditures. In addition, within the TFM Mining Convention, there exists an obligation for Gécamines and Lundin Holdings to reach agreement on the value of an existing ore stockpile and certain buildings and fixtures existing on the property. When this is agreed, Lundin Holdings is obligated to make a cash capital contribution in an amount that represents 55% of the agreed value, not to exceed $10 million dollars. To date, this valuation has not been finalized pending factors beyond the control of the Company.

(ii) Force Majeure

On February 23, 1999, the Company advised its partner Gécamines, and the Government of the DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Company's ability to carry out the obligations of TFM. These events entail and continue to entail material changes as to the conditions of development and operation of the TFM (including power supply, transportation and construction resources) and thereby undermine the existing draft feasibility study and make it presently impossible to produce a final feasibility study.

Accordingly, notice was given of Force Majeure in accordance with the Company's agreements and this has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. This includes the obligation to complete the feasibility study and the payment of amounts in respect of the acquisition (Note 3(a)(i)).

(iii) Contractor Dispute

TFM SARL along with its shareholder Gécamines, together have been in a dispute with a local contractor called Trabeka SPRL ("Trabeka") since early 1999 in regards to Trabeka's claim for compensation of the use of certain immovable surface assets within the TFM concessions. The dispute arises from dealings between the DRC State and Trabeka well before TFM SARL acquired its 100% interest in the TFM concession.

This dispute has gone through the appeals court process and in February 2002 the Supreme Court of the DRC ruled that a previous Lubumbashi Appeals court judgement would hold. This previous judgement found TFM SARL liable to Trabeka for 7 million Congolese Francs ($20,000 in current terms). Trabeka subsequently requested the courts to revise the original Congolese Francs award to reflect changes in exchange rates but Trabeka were unsuccessful in this application for adjustment. Subsequent to a request by TFM to intervene, the Minister of Justice has asked the Supreme Court to re-assess their February 2002 decision. This is in progress.

While the Company is confident with its legal arguments, in the event that judgements against TFM SARL persevere, the Company will call upon its guarantees from Gécamines and the DRC State, which obligate them to be ultimately responsible for the resolution and costs of such claims.

(iv) Phelps Dodge Exploration Corporation ("PD") Option Agreement

In December 1998, the Company concluded an option agreement with BHP World Exploration Inc. ("BHP") whereby BHP may acquire directly or indirectly a 45% ownership interest in TFM. On September 13, 2002, PD replaced BHP as option holder under the Option Agreement. Pursuant to the Option Agreement, PD has until December 14, 2004 to exercise their option.

Under the terms of the Option Agreement, PD will provide interim funding for ongoing TFM costs. Payments will continue during periods of Force Majeure unless the option is not extended at an annual review. PD may terminate the Option Agreement by giving thirty days notice and paying a release payment of $750,000 if the Option Agreement is terminated between December 16, 2002 and June 15, 2004. If PD terminates the Option Agreement between June 16, 2004 to December 15, 2004, PD is obligated to make option payments of up to a maximum of $125,000 in any calendar month to-date of option termination date.

If PD exercises the option and a development decision is made, PD shall fund the development up to an amount between $600 million and $900 million prior to the Company having any obligation to fund further development.

As at December 31, 2002, the Company had received option payments from BHP and PD amounting to $7,592,952 (December 31, 2001 - $6,065,452) in aggregate. In addition, the Company was charged $513,575 (December 31, 2001 - $432,677) for costs incurred by BHP and PD during 2002 with respect to the TFM. All of these amounts accrue to PD's advantage if they exercise the option. Mining properties and related expenditures, as shown above, are net of these amounts.

(v) Write-down of Property Interest

During the year ended December 31, 2002, the Company wrote-down its investment in the TFM by $99.1 million to $102.0 million, being the estimated fair value of the project based on an anticipated minimum development plan of 30,000 tonnes per annum of copper and cobalt production with an increase to a 100,000 tonnes per annum of copper and cobalt production. Management determined this write down following a review of the likelihood of recovering the carrying value of the TFM in light of evolving conditions in the DRC.

(b) Argentina Properties

(i) Vicuña/Los Caballos Property

On September 15, 1999, the Company entered into option agreements with PD (successor corporation to Cyprus Amax Minerals), Cameco Gold Inc. ("Cameco") and Westward Exploration Ltd. ("Westward") to acquire a 100% interest in the Vicuña gold exploration concessions located in Argentina and Chile (the "Vicuña Project"). In September 2000, the Company entered into an agreement with Rio Tinto Mining and Exploration Limited ("Rio Tinto") whereby Rio Tinto acquired an option to earn a 51% interest in the Vicuña Project and Lirio property (Note 3(b)(ii)) through funding work commitments totalling US$10 million over four years. The Company issued 50,000 shares to Cameco and 75,000 shares to Westward as consideration for their approval to the agreement with Rio Tinto (Note 5). The Company received US$688,446, of which $636,446 related to the Vicuña Project and $52,000 related to Lirio property, from Rio Tinto prior to Rio Tinto's withdrawal from the Vicuña Project and Lirio property in June 2001.

As of December 31, 2001, the Company had incurred qualifying expenditures in the amount of $3,693,359 and had issued an aggregate of 1,600,000 common shares. As a result of negotiations between Cameco/Westward and the Company, the earn-in requirements were amended and the Company earned a 100% interest in the Cameco/Westward ground, now known as the Los Caballos property. In the third quarter of 2002, the Company terminated the option agreement with PD for the balance of the Vicuña ground in Argentina.

Pursuant to a Finder's Fee Agreement on the Vicuña Project, the Company agreed to issue 200,000 common shares at a deemed price of CDN$1.05 to a consultant of which 120,000 common shares have been issued. The remaining 80,000 shares are to be issued upon completion of a positive feasibility study for the Vicuña Project or to be immediately issued in the event of a takeover of the Company (Note 5).

The Company has written down its investment in the Vicuña Project as at December 31, 2001.

(ii) Lirio Property

In June 2001, Rio Tinto elected to withdraw from the Vicuña Project and Lirio property. Consequently, the Company relinquished the Lirio Option and accordingly expenditures totalling $116,838, net of option payments of $52,000 from Rio Tinto, were written off to operations.

(iii) Alto Rico Property: gold/silver exploration property in Santa Cruz Province

On December 10, 2002, the Company entered into an option agreement to earn a 90% interest in the Alto Rico property over a 5-year option term by spending a minimum of $1,330,000 in exploration expenditures and $138,000 in option payments to the landowner. Within 30 months after a mine goes into commercial operation, an additional $1,000,000 is payable to the landowner as the final option payment. The Company may earn a full 100% interest, at its option, by paying an additional $1,000,000 to the landowner for the remaining 10% interest after initial earn-in. Expenditures incurred on the Alto Rico property to December 31, 2002 were $30,000.

(iv) Batidero Property: gold/silver exploration property in Santa Cruz Province

On July 1 2002, the Company entered into an option agreement with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period and the issuance of a maximum of 100,000 shares to TNR. The Batidero property is a highly prospective gold exploration target in Argentina in the vicinity of the Los Caballos/Vicuña property which the Company already holds. Expenditures incurred on the Batidero property to December 31, 2002 were $93,000 and 25,000 shares were issued to TNR on July 25, 2002 at a price of CDN$1.50 per share (Note 5).

(v) Mendoza Property: copper/gold exploration properties in Mendoza and San Juan Provinces

On October 31, 2002, the Company entered into an option agreement to earn a 75% interest in the Mendoza properties over a 6-year option term by spending a minimum of $100,000 in exploration expenditures and $250,000 in option payments to the landowner. Within 24 months after a mine goes into commercial operation, an additional $250,000 is payable to the landowner as the final option payment. The Company may earn a full 100% interest, at its option, by paying an additional $750,000 to the landowner for the remaining 25% interest after initial earn-in. Expenditures incurred on the Mendoza property and Mendoza regional investigations to December 31, 2002 were $94,000.

(vi) Vicuña West Property: copper/gold exploration property in San Juan Province

On December 17, 2002, the Company entered into an option agreement to earn a 60% interest in the Vicuña West properties over a 5-year option term by spending a minimum of $100,000 in exploration expenditures and $550,000 in option payments to the landowner. Within 24 months after a mine goes into commercial operation, an additional $1,100,000 is payable to the landowner as the final option payment. The Company may earn a 75% interest, at its option, by paying an additional $275,000 to the landowner for the additional 15% interest after initial earn-in, and a full 100% interest ownership in the property by paying an additional $475,000 to the landowner for the remaining 25% position. Expenditures incurred on the Vicuña West property to December 31, 2002 were $25,000.

(vii) Patagonia Properties: gold/silver exploration in Rio Negro, Chubut and Santa Cruz Provinces

During the year ended December 31, 2002, the Company expended $132,000 on regional data base acquisition, claim staking, property investigations and project negotiations in the Patagonia region of Argentina. This effort resulted in the accumulation of an aggregate property position in excess of 500,000 hectares.

4. Fixed Assets

	December 31, 2002	December 31, 2001
Fixed assets:		
Machinery and office equipment	$ 446,583	$ 417,640
Land and building improvements	863,813	863,813
Vehicles	525,579	520,044
Other	245,752	241,600
	2,081,727	2,043,097
Less: accumulated amortization	(1,623,803)	(1,467,524)
Fixed assets, net	$ 457,924	$ 575,573

5. Share Capital

(a) The authorized and issued share capital is as follows:

Authorized:

Unlimited common shares without par value (Note 10(a)).

	Number of Shares	Amount
Shares Issued:		
Balance, December 31, 2000	28,593,828	$ 232,149,737
For mineral property (Note 3(b)(i))	640,000	430,302
Private placement at CDN $0.50 (US$0.32) per share, net	2,000,000	638,000
Balance, December 31, 2001	31,233,828	233,218,039
Private placement at CDN $0.40 (US$0.25) per share, net	3,800,000	937,945
Stock options exercise at CDN $0.70 -$0.75 per share	1,071,500	516,929
Warrants exercise at CDN $0.55 and $0.60 per share	975,000	342,960
For mineral property (Note 3(b)(iv))	25,000	24,250
Balance, December 31, 2002	37,105,328	$ 235,040,123

(b) Options Outstanding

The Company has an incentive stock option plan in which 5 million common shares have been made available for the Company to grant incentive stock options to certain directors, officers, employees and consultants of the Company.

	2002		2001	
Options	Number of shares	Weighted-average exercise price	Number of shares	Weighted-average Exercise price
Outstanding at beginning of year	1,646,500	CDN$0.74	1,471,500	CDN$0.75
Granted	1,560,000	CDN$0.91	175,000	CDN$0.50
Exercised	(1,071,500)	CDN$0.75	-	-
Cancelled/Expired	(250,000)	CDN$0.78	-	-
Outstanding at end of year	1,885,000	CDN$0.86	1,646,500	CDN$0.74

Option prices, when granted, reflect current trading values of the Company's shares. The options vest immediately and expire three years from the date of grant other than 16,670 shares at CDN$1.35 which became fully vested on June 30, 2000. The options outstanding have exercise prices between CDN$0.50 and CDN$1.05 and expire between April 11, 2003 and November 25, 2005 and have a weighted-average remaining contractual life of 1 year. Subsequent to December 31, 2002, 280,000 options were exercised at a prices of CDN$0.50 -CDN$0.87 per share for proceeds of CDN$207,100.

If the fair-value method had been used to account for options granted to directors, officers and employees, the Company's net loss and net loss per share for the year ended December 31, 2002 would have been adjusted to the pro-forma amounts indicated below (Note 2(h)).

	Year ended December 31, 2002
Net loss – as reported	$ 99,836,715
Additional stock-based compensation expense	249,485
Net loss – pro-forma	100,086,200
Basic and diluted loss per share – as reported	$ 2.89
Basic and diluted loss per share – pro-forma	$ 2.90

The fair value of options granted have been estimated using an option-pricing model with the following weighted average assumptions:

(i) Average risk-free interest rate: 4.7%
(ii) Expected life: 3 years
(iii) Expected volatility: 62%
(iv) Expected dividends: Nil

Under the new accounting standard, the 425,000 options granted to non-employees during the year ended December 31, 2002 were valued under the fair value method using the same option-pricing model assumptions. A $162,440 value has been reflected in the financial statements as a charge to operations and as an increase in shareholders' equity.

(c) Warrants Outstanding

Number of Warrants	Exercise Price	Expiry Date
25,000	CDN$0.60	October 10, 2003

6. Segmented Information

The Company is engaged solely in the exploration and development of mineral properties primarily in DRC and Argentina. Segmented information about mineral properties and fixed assets is disclosed elsewhere in these consolidated financial statements.

7. Related Party Transactions

(a) Included in management fees and wages and benefits and in mineral properties and related expenditures are expenditures of $143,429 (December 31, 2001 - $114,089) and $98,467 (December 31, 2001 - $125,225) respectively for the year ended December 31, 2002 in respect of administrative services and technical consultancy services provided by companies affiliated through common directors. At December 31, 2002, $343,822 (December 31, 2001 - $321,392) was due to these companies and is included in amounts due to related parties. All amounts are non-interest bearing.

(b) The Company incurred legal fees of $34,525 during the year ended December 31, 2002 (December 31, 2001 - $26,458) from a law firm of which a partner is a director of the Company. At December 31, 2002, $3,996 (December 31, 2001 - $2,052) was due to this law firm and is included in amounts due to related parties.

8. Commitments and Contingencies

The Company has the following commitments and contingencies in addition to those noted elsewhere in these consolidated financial statements:

(a) Work Commitments And Rights Acquisition Commitments

The Company has commitments with respect to the Tenke Fungurume copper-cobalt project and other projects (Note 3).

(b) Site Restoration Costs

No provision is made for site restoration costs in respect of any exploration or development location and management believes no liabilities presently exist.

9. Income Taxes

The reconciliation of the combined Canadian federal and provincial statutory income tax rate to the effective tax rate is as follows:

	2002	2001
Combined federal and provincial statutory income tax rate	39.62%	44.62%
Expected income tax provision (recovery)	$(39,555,306)	$(1,767,402)
Non-deductible items	63,348	-
Difference between Canadian and Foreign tax rates	42,822	981,591
Losses for which no tax benefit has been recognized	39,449,136	785,811
Income tax provision (recovery)	$ -	$ -

Future income tax assets		
Canadian tax loss carry forwards	$ 357,180	$ 306,398
Mining properties and related expenditures	1,958,848	2,404,906
Capital assets	136,237	169,267
Financing costs	8,395	28,789
	2,460,660	2,909,360
Valuation allowance	(2,460,660)	(2,909,360)
Net future income tax assets	$ NIL	$ NIL
Future income tax liabilities	$ NIL	$ NIL

The Company has certain income tax losses available for deduction against future income as follows:

2007	403,648
2008	288,687
2009	310,416
Total	1,002,751

10. Subsequent Event

Subsequent to December 31, 2002, the Company completed a private placement of 4 million common shares of the Company at CDN $1.35 per share for gross proceeds of CDN $5.4 million.

TENKE MINING CORP.
CORPORATE DIRECTORY
DECEMBER 31, 2002

OFFICERS
Lukas Lundin,
Chairman
Paul Conibear,
President and Chief Executive Officer
Sandy Kansky,
Corporate Secretary
Wanda Lee,
Chief Financial Officer

DIRECTORS

Adolf H. Lundin
* John H. Craig
Lukas H. Lundin
* William A. Rand
* Paul Conibear

* Audit Committee

AUDITORS
PricewaterhouseCoopers LLP
Vancouver, British Columbia, Canada

BANKERS
Canadian Imperial Bank of Commerce
Vancouver, British Columbia, Canada

UBS
Geneva, Switzerland

CHAIRMAN'S OFFICE
6 Rue de Rive
Geneva, Switzerland
CH-1211
Telephone: (41-22) 319 6600
Fax: (41-22) 319 6666

CORPORATE OFFICE
Suite 1320 - 885 West Georgia Street
Vancouver, British Columbia
Canada V6C 3E8
Telephone: (604) 689-7842
Fax: (604) 689-4250

SOLICITORS
Cassels, Brock & Blackwell
Toronto, Ontario
Canada

McCullough O'Connor Irwin
Vancouver, British Columbia
Canada

SHARE CAPITAL
Authorized: Unlimited number of common shares
Issued and Outstanding: 37,105,328 shares

REGISTRAR AND TRANSFER AGENT
Computershare Trust Company of Canada
Vancouver, British Columbia and
Toronto, Ontario
Canada

SHARE LISTING
TSX Exchange
Tenke Mining Corp. (TNK)
Cusip: 879944 20 5

82-2948

2003


SEC MAIL PROCESSING
RECEIVED
JUN 0 6 2003
WASH, D.C.
SECTION

Notice of Annual and Special Meeting and Management Proxy Circular

TENKE MINING CORP.

TENKE MINING CORP.

NOTICE OF ANNUAL and SPECIAL MEETING OF SHAREHOLDERS

NOTICE is hereby given that an annual and special meeting of the shareholders of **TENKE MINING CORP**. (the "Corporation") will be held at Suite 1320, 885 West Georgia Street, Vancouver, British Columbia, on Thursday, June 12, 2003 at the hour of 10:00 a.m. (Vancouver time) for the following purposes:

1. To receive the consolidated audited financial statements of the Corporation made up for the fiscal year ended December 31, 2002, together with the report of the auditors thereon.

2. To appoint auditors to hold office until the next annual meeting, at a remuneration to be fixed by the directors of the Corporation.

3. To elect directors to hold office until the next annual meeting of the Corporation;

4. To consider and, if thought appropriate, to pass, with or without variation, a resolution ratifying and confirming the new general by-law relating to the transaction of the business and affairs of the Corporation;

5. To consider amendments to or variations of any matter identified in this Notice of Meeting; and

6. To transact such further and other business as may properly be brought before the meeting or any adjournment thereof.

The accompanying Management Proxy Circular provides additional information relating to the matters to be dealt with at the Meeting and is deemed to form part of this notice. The financial statements for the year ended December 31, 2002 and the report of the auditors thereon are included in the Corporation's Annual Report.

Registered shareholders who are unable to attend the Meeting in person may vote their shares by proxy. Instructions on how to complete and return the proxy are provided with the form of proxy and are described in the accompanying Management Proxy Circular. To be valid, proxies must be deposited with Computershare Trust Company of Canada at its Toronto Offices, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting or any adjournments thereof.

BY ORDER OF THE BOARD

Paul K. Conibear,
President and CEO

Dated at Vancouver the 9th day of May, 2003

TENKE MINING CORP.

MANAGEMENT PROXY CIRCULAR *(as at April 30, 2003, unless as otherwise stated)*

MANAGEMENT SOLICITATION OF PROXIES

This Management Proxy Circular is furnished in connection with the solicitation of proxies by the management of TENKE MINING CORP. (the "Corporation") for use at the annual and special meeting of Shareholders of the Corporation to be held on Thursday, June 12, 2003, at the time and place and for the purposes set out in the accompanying Notice of Meeting or at any adjournment thereof (the "Meeting"). Management's solicitation of proxies will primarily be by mail, but some proxies may be solicited personally or by telephone by directors, officers and regular employees of the Corporation at a nominal cost. In addition, some proxies may be solicited by investment dealers, but no arrangements have been made with respect to such solicitations. All solicitation costs will be borne by the Corporation. All amounts are given in Canadian dollars unless otherwise stated.

APPOINTMENT OF PROXYHOLDER

The persons named in the enclosed form of proxy for the Meeting are directors or officers of the Company, or both (the "Management Proxyholders").

A shareholder has the right to appoint a person other than one of the Management Proxyholders, who need not be a shareholder, to represent the shareholder at the Meeting by striking out the names of the Management Proxyholders and by inserting that other person's name in the blank space provided. If a shareholder appoints one of the Management Proxyholders as a nominee and does not direct the said nominee to vote either for or against or withhold from voting on a matter or matters with respect to which an opportunity to specify how the shares registered in the name of such shareholder shall be voted, the Management Proxyholder shall vote the proxy FOR such matter or matters. A proxyholder need not be a shareholder.

VOTING BY PROXY

Common shares of the Company (the "Shares") represented by properly executed proxies in the accompanying form will be voted or withheld from voting on each respective matter in accordance with the instructions of the shareholder on any ballot that may be called for and, if the shareholder specifies a choice with respect to any matter to be acted upon at the Meeting, the shares represented by such proxy will be voted accordingly. **If no choice is specified, the person designated in the accompanying form of proxy will vote FOR all matters proposed by management at the Meeting.**

EXERCISE OF DISCRETION

The enclosed form of proxy, when properly completed and delivered and not revoked confers discretionary authority upon the person appointed proxy thereunder with respect to amendments or variations to matters identified in the Notice of the Meeting, and with respect to other matters which may properly come before the Meeting. In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the person designated in the accompanying form of proxy to vote in accordance with their best judgment on such matters of business. As of the date of this Information Circular, management of the Company knows of no such amendments, variations or other matters to come before the Meeting.

INFORMATION FOR NON-REGISTERED HOLDERS

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting. Some shareholders of the Corporation are "non-registered" shareholders because the Shares they own are not registered in their names but are instead registered in the name of the brokerage firm, bank or trust company through which they purchased the Shares. More particularly, a person is not a registered shareholder in respect of Shares which are held on behalf of that person (the "Non-Registered Holder") but which are registered either: (a) in the name of an intermediary (an "Intermediary") that the Non-Registered Holder deals with in respect of the Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSP's, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited ("CDS")) of which the Intermediary is a participant. In accordance with the requirements of National Instrument 54-101 of the Canadian Securities Administrators, the Corporation has distributed copies of the Notice of Meeting, this Information Circular and the Proxy (collectively, the "Meeting Materials") to the clearing agencies and Intermediaries for onward distribution to Non-Registered Holders.Intermediaries are required to forward the Meeting Materials to Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to Non-Registered Holders. Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a) be given a form of proxy **which has already been signed by the Intermediary** (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy. In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and **deliver it to Computershare Trust Company of Canada** as provided above; or

(b) more typically, be given a voting instruction form **which is not signed by the Intermediary**, and which, when properly completed and signed by the Non-Registered Holder and **returned to the Intermediary or its service company**, will constitute voting instructions (often called a "proxy authorization form") which the Intermediary must follow. Typically, the proxy authorization form will consist of a one page pre-printed form. Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information. In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the Shares which they beneficially own. Should a Non-Registered Holder who receives one of the above forms wish to vote at the Meeting in person, the Non-Registered Holder should strike out the names of the Management Proxyholders and insert the Non-Registered Holder's name in the blank space provided. **In either case, Non-Registered Holders should carefully follow the instructions of their Intermediary, including those regarding when and where the proxy or proxy authorization form is to be delivered.**

COMPLETION AND RETURN OF PROXY

The instrument appointing a proxyholder must be signed in writing by the shareholder, or such shareholder's attorney authorized in writing. If the shareholder is a corporation, the instrument appointing a proxyholder must be in writing signed by an officer or attorney of the corporation duly authorized by resolution of the directors of such corporation, which resolution must accompany such instrument. **An instrument of proxy will only be valid if it is duly completed, signed, dated and received at the office of the Company's registrar and transfer agent, Computershare Trust Company of Canada, 9th Floor, 800 University Avenue, Toronto, Ontario, Attention: Proxy Department, not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time set for holding the Meeting or any adjournments thereof, unless the chairman of the Meeting elects to exercise his discretion to accept proxies received subsequently.**

REVOCATION OF PROXY

A registered shareholder who has returned a proxy may revoke it at any time before it has been exercised. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing, including a proxy bearing a later date, executed by the registered shareholder or by his attorney authorized in writing or, if the registered shareholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized. The instrument revoking the proxy must be deposited at the registered office of the Company, at any time up to and including the last business day preceding the date of the Meeting, or any adjournment thereof, or with the chairman of the Meeting on the day of the Meeting. **Only registered shareholders have the right to revoke a proxy. Non-Registered Holders who wish to change their vote must, at least 7 days before the Meeting, arrange for their respective Intermediaries to revoke the proxy on their behalf.**

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

As at the date hereof, there are 41,385,328 common shares of the Corporation outstanding. Each shareholder is entitled to one vote for each common share shown as registered in the shareholders' name on the record date. The directors have fixed the close of business on May 8, 2003 as the record date for the Meeting. Only shareholders of record as at the close of business on May 8, 2003 are entitled to receive notice of and to attend and vote at the Meeting except to the extent that a person has transferred the ownership of any such shares after that date and the transferee requests not later than 10 days before the Meeting that its name be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee is entitled to vote its shares at the Meeting.

The following table sets forth the only persons who, to the knowledge of the directors and officers of the Corporation, beneficially own or exercise control or direction over shares carrying more than 10% of the voting rights attached to all shares of the Corporation:

Name and Address	Number of Shares	Percentage
Adolf H. Lundin, Geneva, Switzerland	14,488,386	35%

ELECTION OF DIRECTORS

The Board consists of five (5) directors to be elected annually. All current directors of the Corporation will be deemed to retire at the Meeting and will be eligible for re-election. Each director elected at the Meeting will hold office until the next annual meeting of shareholders and until his successor is duly elected unless his office is earlier vacated in accordance with the by-laws of the Corporation. Management proposes to nominate, and the persons named in the accompanying form of proxy will vote for (in the absence of specifications or instructions to abstain from voting on the proxy) the election of the five persons whose names are set forth below, all of whom are now and have been directors of the Corporation for the periods indicated.

In the following table and notes is stated the name of each person proposed to be nominated by management for election as a director, all other positions and offices with the Corporation and any significant affiliate now held by him, if any, his principal occupation or employment, the period or periods of service as a director of the Corporation and the approximate number of shares of the Corporation beneficially owned by him directly or indirectly or over which he exercises control or direction:

Name and Municipality of Residence	Period of Service as a Director	Common shares of the Corporation beneficially owned, directly or indirectly, or controlled or directed	Present Principal Occupation and Position with the Corporation
Adolf H. Lundin Geneva, Switzerland	March 7, 1978 to present	14,488,386	Chairman of the Corporation during the period December 1996 to November 26, 2002; President and CEO of the Corporation from September 1998 to November 26, 2002. Mr. Lundin also serves as a director and/or senior officer of a number of publicly-traded natural resource companies, including: North Atlantic Natural Resources AB, Vostok Nafta Investment Ltd., Champion Resources Inc., Atacama Minerals Corp., South Atlantic Resources Ltd. and Valkyries Petroleum Corp.
Lukas H. Lundin Vancouver, British Columbia	Feb. 17, 1987 to present	272,560	Mr. Lundin was appointed Chairman of the Board of the Corporation effective November 26, 2002. Mr. Lundin also serves as Chairman and director of International Uranium Corporation and Tanganyika Oil Company Ltd. Mr. Lundin is a director of a number of publicly-traded resource companies including, Atacama Minerals Corp., Lundin Oil AB, South Atlantic Resources Ltd. and Valkyries Petroleum Corp.
Paul K. Conibear West Vancouver, British Columbia	May 27, 1999 to present	337,200[1]	President and CEO of the Corporation since November 2002; (previously, Chief Operating Officer of the Corporation – May 1999 – November 2002). Mr. Conibear also serves as Vice President, Operations and a director of Champion Resources Inc. and Atacama Minerals Corp.
John H. Craig Toronto, Ontario	April 3, 1987 to present	21,300	Lawyer, partner of Cassels Brock & Blackwell LLP;
William A. Rand Vancouver, British Columbia	April 26, 1979 to present	Nil	Self-employed businessman;

[1] A total of 50,000 common shares of the Corporation are owned by Mr. Conibear's spouse.

Each of the above nominees was elected to his present term of office by a vote of shareholders of the Corporation at a meeting the notice of which was accompanied by a management proxy circular.
The information as to shares beneficially owned, directly or indirectly, or over which the above nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective nominees individually.

Except as otherwise described above, the nominees have had the principal occupation described above during the five preceding years or have previously disclosed their principal occupations during the five preceding years in a prior management *proxy circular.*

Although management does not contemplate that any of the above nominees will be unavailable to stand for election or will decline to serve if elected, in the event of any vacancy among the nominees occasioned by an unexpected

occurrence, the proxies given pursuant to this solicitation will be voted in favour of the remaining nominees and for such other substitute nominees as the Board of Directors may designate in such event, unless the shareholder has specified in the proxy that its shares are to be withheld from voting in the election of directors.

The Board of Directors does not have an executive committee. The following directors are members of the Corporation's audit committee:

William A. Rand (Chairman)	John H. Craig	Paul K. Conibear

APPOINTMENT AND REMUNERATION OF AUDITORS

In the past, the directors have negotiated with the auditors of the Corporation on an arm's length basis in determining the fees to be paid to the auditors. Such fees have been based upon the complexity of the matters in question and the time incurred by the auditors. Management believes that the fees negotiated in the past with the auditors were reasonable in the circumstances and would be comparable to fees charged by auditors providing similar services.

Unless otherwise instructed, the proxies given pursuant to this solicitation will be voted in favour of the reappointment of PricewaterhouseCoopers LLP, Chartered Accountants, as auditors of the Corporation to hold office until the close of the next annual meeting of the Corporation, at a remuneration to be determined by the Board.

EXECUTIVE COMPENSATION

Compensation to Named Executive Officers

The following table sets forth, for the financial years ended December 31, 2002, 2001 and 2000, the compensation of the Chief Executive Officer and of the of the four most highly compensated executive officers of the Company, other than the Chief Executive Officer (collectively referred to as the "Named Executive Officers"). The compensation reflected in the following table is presented in United States dollars, which is the functional currency of the Corporation.

SUMMARY COMPENSATION TABLE

		Annual Compensation			Long Term Compensation			
					Awards		Payouts	
Name and Principal Position (a)	Year (b)	Salary (US$) (c)	Bonus (US$) (d)	Other Annual Compen-sation (US$)(4) (e)	Securities Under Options/ SARs Granted (#) (f)	Restricted Shares or Restricted Shares/ Units (US$) (g)	LTIP Payouts (US$) (h)	All Other Compen-sation (US$) (i)
Adolf H. Lundin(1) (former) Chairman, President/CEO	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Paul K. Conibear(2) President/CEO (former) Chief Operating Officer	2002 2001 2000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	150,000 Nil 100,000	Nil Nil Nil	Nil Nil Nil	125,931 122,419 87,231
Dirk Vanhooymissen(3)(4) (Employee)	2002 2001 2000	180,000 180,000 180,000	Nil Nil Nil	6,586 8,485 9,159	50,000 50,000 50,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil
Hendrik de Witte(3)(4) (Employee)	2002 2001 2000	133,080 133,080 133,080	Nil Nil Nil	12,000 12,000 13,000	30,000 Nil 10,000	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil

NOTES TO SUMMARY COMPENSATION TABLE

(1) Mr. Lundin was Chairman of the Corporation from December 23, 1996 to November 26, 2002 and President and CEO of the Corporation from September 8, 1998 to November 26, 2002.

(2) Mr. Conibear was appointed President and CEO of the Corporation effective November 26, 2002. The amounts referred to in column (i) as attributable to Mr. Paul K. Conibear represent payments made by the Corporation to Atacama Minerals Corp. ("AAM"), for operations management support services provided by Mr. Conibear to the Corporation and its subsidiaries during the reporting periods. Under the arrangement, the Corporation reimbursed AAM at the rate of $135 per hour for the services provided to the Corporation by Mr. Conibear. AAM is a publicly-traded company of which Mr. Conibear is also an officer and director. This arrangement was terminated December 31, 2002. Effective January 1, 2003, the Corporation entered into an employment contract with Mr. Conibear (see, "Employment Contracts" for further details).

(3) Amounts referred to in column (e) primarily represent non-cash expatriate benefits. Of these amounts, the following benefits represent more than 25% of the totals shown:

Named-Executive	Description of Benefits	2002	2001	2000
Dirk Vanhooymissen	Medical/Insurance	$ 6,586	$ 8,485	$ 9,159
Hendrik de Witte	Housing Allowance	$ 12,000	$ 12,000	$ 12,000

(4) Messrs. Vanhooymissen and de Witte have employment contracts with the Corporation's subsidiary, Lundin Holdings Ltd. Mr. de Witte's employment contract is dated February 1, 2000 and does not have a fixed term. Mr. de Witte's contract contains termination provisions which could trigger severance payments that do not exceed three (3) month's salary. The compensation received by Mr. Vanhooymissen was paid pursuant to an employment contract dated September 1, 2001 which expired on March 31, 2003. Effective April 1, 2003, the Corporation renewed Mr. Vanhooymissen's contract for a further period of eighteen (18) months expiring December 31, 2004. Mr. Vanhooymissen's contract provides for severance payments that do not exceed twelve (12) month's salary in certain circumstances.

Long Term Incentive Plan Awards

There were no long-term incentive awards made to the named executive officers of the Corporation during the most recently completed financial year. The Corporation does not have any defined benefit or actuarial plans. Except as noted herein, there are no compensatory plans or arrangements in place, including payments to be received from the Corporation or its subsidiaries, with respect to the above-named executive officers, which would result from the resignation, retirement or any other termination of employment of such person's employment with the Corporation and its subsidiaries or from a change of control of the Corporation or any subsidiary of the Corporation or a change in the named executive officer's responsibilities following a change in control.

Options and SARs Granted During The Most Recently Completed Financial Year

There are no stock appreciation rights outstanding and it is currently intended that none be issued. The Named Executive Officers are eligible to participate in the Corporation's Incentive Stock Option Plan (as amended) dated January 13, 2000 (the "Stock Option Plan"). The Stock Option Plan enables the Corporation to provide incentive stock options to eligible directors, senior officers, employees and consultants of the Corporation and its subsidiaries. The maximum number of shares for which options may be granted under the Stock Option Plan is fixed, subject to certain adjustments. The option price is to be established at the time of the grant, but cannot be less than the closing price of the Corporation common shares as traded on the TSX Exchange (the "Exchange") on the trading day immediately prior to the date of the grant. Each option is exercisable in such manner as may be determined by the Board of Directors at the time of grant and options will be for terms not exceeding ten years. The Corporation does not provide any financial assistance to participants in order to facilitate the purchase of common shares under the Stock Option Plan.

The following table sets forth the details of stock options granted under the Stock Option Plan during the most recently completed financial year to each of the Named Executive Officers.

Name	Securities Under Options/SARs Granted(1) (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise or Base Price(2) ($/Security)	Market Value of Securities Underlying Options/SARs on Date of Grant ($/Security)	Expiration Date
Adolf H. Lundin, (former Chairman, President/CEO)	150,000	9.6%	$0.87	$0.87	Nov 25/05
Paul K. Conibear, President/CEO	150,000	9.6%	$0.87	$0.87	Nov 25/05
Dirk Vanhooymissen (Employee)	50,000	3.2%	$0.87	$0.87	Nov 25/05
Hendrik de Witte (Employee)(3)	30,000	1.9%	$0.87	$0.87	Nov 25/05

(1)These options became fully exercisable on the date of grant.
(2)The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company as traded on the TSX Exchange on the day prior to the date of grant. The Company's practice is to price all incentive options at market or above, without discount.
(3)These options were exercised in full subsequent to December 31, 2002.

Options & SARs Exercised by Named Executive Officers

The following table sets forth each option exercised during the most recently completed financial year by the Named Executive Officers and the financial year end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized (CDN)($)	Unexercised Options at Fiscal Year-End(1) (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End (CDN($))(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Adolf H. Lundin (former,Chairman, President/CEO)	150,000	$22,500	150,000	Nil	$ 9,000	Nil
Paul K. Conibear, President/CEO	200,000	$75,800	150,000	Nil	$ 9,000	Nil
Dirk Vanhooymissen, Employee	Nil	Nil	150,000	Nil	$33,500	Nil
Hendrik de Witte, Employee	10,000	$ 8,600	30,000	Nil	$ 1,800	Nil

(1) Based on the difference between the option exercise price and the closing market price of the Corporation's shares, on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation's shares as at December 31, 2002 (i.e., fiscal year end) was CDN$0.93 per share.

Options and SAR Repricings

During the most recently completed financial year, the Corporation did not re-price any incentive stock options or SARs held by any of the Named Executive Officers.

Pension Plans

There are no pension plan benefits in place for any of the Named Executive Officers.

Employment Contracts/Arrangements

The Corporation and its subsidiaries have not entered into any compensatory plan or arrangement in respect of compensation received or that may be received by any of the Named Executive Officers during the Corporation's most recently completed or current financial year to compensate such executive officers in the event of the termination of employment (resignation, retirement, change of control) or in the event of a change in responsibilities following a change in control, where in respect of the Named Executive Officers the value of such compensation exceeds CDN$100,000, other than as set out herein.

Pursuant to an employment contract with Mr. Paul K. Conibear dated January 01, 2003, Mr. Conibear was employed by the Corporation in the capacity of President and CEO of the Corporation, at an annual base salary of CDN$240,000 for no fixed term. In addition to standard medical, dental and life insurance benefits, Mr. Conibear's contract also provides that in the event of termination of his employment in certain circumstances, including in the event of a change of control in the Corporation, Mr. Conibear shall be entitled to receive severance payments equal to 12 months salary at the then applicable base salary rate.

COMPOSITION OF COMPENSATION COMMITTEE

The Corporation's Compensation Committee is currently comprised of two non-executive directors; namely, Messrs. William A. Rand and John H. Craig and one executive director, Mr. Lukas H. Lundin.

REPORT ON EXECUTIVE COMPENSATION

The Compensation Committee reviews and approves the recommendations of senior management relating to the annual salaries, bonuses and stock option grants of the executive officers of the Corporation. The Committee reports to the Board which in turn gives final approval to compensation matters.

Compensation for executive officers is composed primarily of two components; namely, base salary and participation in the Corporation's incentive stock option plan to encourage continued service and to motivate the executive to increase shareholder value. In establishing executive and senior employee salary ranges, the Committee takes into consideration, individual performance, responsibilities and length of service. The salary ranges and structure reflect competitive practices in the marketplace in which the Corporation competes to attract and retain qualified executives. Stock options align the interests of executive officers and other key employees with the long-term interests of shareholders and provide competitive performance incentive compensation.

Submitted on behalf of the Compensation Committee
William A. Rand (Chairman)
Lukas H. Lundin
John H. Craig

Comparative Shareholder Return Performance Graph

The chart below compares the change in the cumulative total shareholder return on the Corporation's common shares against the cumulative total shareholder return of the S&P/TSX Composite Index, for the financial years ended December 31, 2002, 2001, 2000, 1999, 1998. All currency references in the graph are to Canadian dollars. The comparison assumes that the initial value of the investment in the Corporation's common shares and in the S&P/TSX Composite Index was $100 on January 1, 1998.


$160
$140
$120
$100
$80
$60
$40
$20
$-
TNK
TSE 300

		31 Dec 98	31 Dec 99	31 Dec 00	31 Dec 01	31 Dec 02
TNK	$100	$ 12	$ 6	$ 6	$ 3	$ 7
TSX S&P	$100	$97	$126	$133	$115	$ 99

COMPENSATION OF DIRECTORS

Standard Compensation Arrangements

None of the directors of the Corporation were compensated by the Corporation and its subsidiaries during the fiscal year ended December 31, 2002 for their services in their capacity as directors, nor were any amounts paid to directors for committee participation or special assignments. All expenses incurred by directors in respect of their duties are reimbursed by the Corporation.

Other Compensation

To encourage directors to align their interests with shareholders, directors are granted incentive stock options pursuant to the Company's Stock Option Plan, from time to time. The following table sets forth information concerning individual grants of options to purchase securities of the Company made during the most recently completed financial year to the directors of the company (excluding the Named Executive Officers):

Name of Director and Position as at Financial Year-End	Securities Under Options Granted (#)(1)	% of Total Options Granted to All Employees in the Financial Year	Exercise or Base Price ($/Securities) (2)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Date of Grant	Expiration Date
Lukas H. Lundin	150,000	9.6%	$0.87	$0.87	Nov 26/02	Nov 25/05
William A. Rand	100,000	6.4%	$0.87	$0.87	Nov 26/02	Nov 25/05
John H. Craig	100,000	6.4%	$0.87	$0.87	Nov 26/02	Nov 25/05

Notes:
(1)The options are fully exercisable on the date of grant.
(2)The exercise price of stock options is determined by the Board of Directors but shall in no event be less than the market price of the common shares of the Company as traded on the TSX Exchange on the day prior to the date of grant. The Company's practice is to price all incentive options at market or above, without discount.

The following table sets forth each option exercised during the most recently completed financial year by directors of the Corporation (excluding the Named Executive Officers) and the financial year end value of unexercised options on an aggregated basis.

Name	Securities Acquired on Exercise	Aggregate Value Realized ($)(1)	Unexercised Options at Fiscal Year-End (#)		Value of Unexercised In-The-Money Options at Fiscal Year-End ($)(2)	
			Exercisable	Unexercisable	Exercisable	Unexercisable
Lukas H. Lundin	150,000	$22,500	150,000	Nil	$9,000	Nil
John H. Craig	75,000	$15,000	100,000	Nil	$6,000	Nil
William A. Rand	125,000	$33,750	100,000	Nil	$6,000	Nil

(1) Based on the difference between the option exercise price and the closing market price of the Corporation's shares, on the date of exercise.
(2) In-the-Money Options are those where the market value of the underlying securities as at the most recent fiscal year end exceeds the option exercise price. The closing market price of the Corporation's shares as at December 31, 2002 (i.e., fiscal year end) was CDN$0.93 per share.

Compensation for Services

During the fiscal year ended December 31, 2002, the Corporation and its subsidiaries paid:

(a) the law firm of Cassels Brock & Blackwell LLP, of which Mr. John H. Craig is a partner, US$34,526 for legal services rendered as solicitors for the Corporation, of which US$3,996 was accrued as at December 31, 2002;
(b) Namdo Management Services Ltd., a private corporation owned by Mr. Lukas H. Lundin, a director of the Corporation, the sum of US$115,965, plus reimbursement of out-of-pocket expenses at cost. Namdo has approximately 12 employees and provides administration and financial services to a number of public companies. Accordingly, there is no basis for allocating the amounts paid by Namdo to Mr. Lundin directly.

No other director was compensated either directly or indirectly by the Corporation and its subsidiaries during the most recently completed financial year for services as consultants or experts other than as disclosed elsewhere in this document.

Indebtedness of Directors and Executive Officers

None of the directors or executive officers of the Corporation, proposed nominees for directors, or associates or affiliates of said persons, have been indebted to the Corporation at any time since the beginning of the last completed financial year of the Corporation.

STATEMENT OF CORPORATE GOVERNANCE PRACTICE

In 1995, the Toronto Stock Exchange (now referred to as the "TSX") adopted fourteen guidelines for effective corporate governance (the "TSX Guidelines") addressing matters such as the constitution of and functions to be performed by the Board of Directors (the "Board") and committees of the Board. The TSX requires that each listed company disclose its approach to corporate governance with reference to the TSX Guidelines on an annual basis. The TSX Guidelines were considered in detail when the Corporation's Corporate Governance and Nominating Committee developed, and the Board adopted, the written terms of reference for the Board and its committees. A detailed analysis of the Corporation's compliance with the TSX Guidelines is set out below. In April 2002, the TSX proposed amendments to the TSX Guidelines which are reflected in the analysis below. The Corporate Governance and Nominating Committee is satisfied that the Corporation's corporate governance practices complies substantially with in all material aspects the TSX Guidelines, including the proposed amendments.

Does Tenke Align?

Yes 1. *The Board should explicitly assume responsibility for stewardship of the Corporation.*

The Board acknowledges its responsibility for supervising the management of the business and affairs of the Corporation. The Board accomplishes its stewardship role by delegating the operation of the business to management with the mandate that it be managed in the best interests of the Corporation and by providing input into operations by assuming responsibility specifically for:

Yes *(a) the adoption of a strategic planning process and approval of a strategic plan;*

The Board reviews and approves the strategic and business objectives developed by management of the Corporation. In order to effectively monitor the Corporation's operations and activities, the Board reviews the performance of the Corporation and the plans proposed by management on a quarterly basis.

Yes *(b) the identification of principal business risks and ensuring implementation of risk management systems;*

The Board, with input from senior management, identifies and reviews the principal business risks applicable to the Corporation. The Board also monitors management's implementation and assessment of appropriate risk management systems.

Yes *(c) succession planning;*

The Board receives and reviews recommendations from the Corporate Governance Committee regarding the constitution of the Board. The Board appoints and monitors the CEO and ensures that the Corporation has highly qualified management and adequate and effective succession plans for senior management.

Yes *(d) a communications policy;*

It is the Board's objective to provide shareholders and the general public with timely, appropriate and reliable information. The Board has put structures in place to ensure effective communication between the Corporation, its shareholders and the public. The Corporation has established an investor relations and corporate development procedure where shareholder concerns are dealt with on an individual basis, usually by providing requested information. Significant shareholder concerns are brought to the attention of management or the Board. Shareholders are informed of developments in the Corporation by the issuance of timely press releases which are concurrently posted to the Corporation's website.

Under its mandate, the Board is required to oversee the Corporation's communications policy. The Board monitors the policies and procedures that are in place to provide for effective communication by the Corporation with its shareholders and with the public generally, including effective means to enable shareholders to communicate with senior management and the Board. The Board also monitors the policies and procedures that are in place to ensure a strong, cohesive, sustained and positive image of the Corporation with shareholders, governments and the public generally.

Yes *(e) the integrity of internal control and management information systems*;

The Board monitors the internal control and management information systems which relate to the Corporation's operations and activities. The Board receives and reviews annually reports from the Audit Committee in connection therewith, including any significant observations of external auditors regarding such systems.

No 2. *The majority of directors should be "unrelated";*

The Board currently consists of five (5) directors, two of whom are "unrelated" directors within the meaning of the TSX Guidelines. An "unrelated" director is a director who is independent of management and is free from any interest in any business or other relationship which could, or could reasonably be perceived to, materially interfere with the directors' ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholdings. Mr. Adolf H. Lundin, a director of the Corporation, is considered to be a "significant shareholder" as defined in the TSX Guidelines, which is a shareholder with the ability to exercise a majority of votes for the election of directors. Mr. Lundin currently owns or controls approximately 35% of the voting shares of the Corporation. The Board, as presently constituted, brings together a mix of skills, background, ages and attitudes that the Board considers appropriate to the stewardship of the Corporation. The periodic review of this issue has been mandated to the Audit Committee.

Yes 3. *Disclose for each director whether he or she is related, and how that conclusion was reached;*

The Board has considered the relationship of each director. Messrs. Adolf H. Lundin and Lukas H. Lundin, are deemed to be related due to their family and business relationships. Mr. Paul K. Conibear is considered to be related because of his executive position with the Corporation. John H. Craig periodically provides legal services to the Corporation but is not considered to be related because of the size of his fees for such services relative to the overall fee income of his practice. Mr. William A. Rand is unrelated. The interests of Messrs. Craig and Rand, along with the interest of other directors, can be considered to fairly reflect the investment in the Corporation by shareholders other than the significant shareholder.

Yes 4. *Appoint a committee responsible for appointment/assessment of directors, which should be composed exclusively of non-management directors, the majority of whom are unrelated.*

The Corporation Governance Committee is responsible for recommending nominees to the Board. Nominees are recommended based on an ongoing assessment of the Board and of the individuals directors, reflecting the Board's expertise and needs and being mindful of potential conflicts of interest.

Yes 5. *Implement a process for assessing the effectiveness of the Board, its committees and individual directors;*

The Corporate Governance Committee is responsible for monitoring corporate governance and assessing the performance and effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors. The Board reviews annually, the terms of reference of each of its committees. At least once annually, the Committee reports to the Board with an assessment as to the Corporation's performance with respect to governance matters and the TSX Guidelines and provides recommendations to be implemented in order to remedy any deficiencies that are identified by the Committee.

No 6. *Provide orientation and education programs for new directors;*

The Board does not have a formal orientation and education program for new directors. Should it be necessary, the Board, or Corporate Governance Committee, will take appropriate steps to implement such a process. In addition, each director assumes responsibility for keeping himself informed about the Corporation's business and relevant developments outside the Corporation which affect its business. Senior management assists in this regard by providing directors with regular updates on developments and operations, including informal presentations. In addition, current board members have served on many public company boards and are fully aware of the obligations and responsibilities of directors of public companies.

Yes 7. *Examine the size of the Board, with a view to facilitating effective decision-making;*

Assessment of the composition of the Board and its effectiveness is the responsibility of the Audit Committee. The Committee believes that the Board's size and representation during the past fiscal year provided for effective decision-making in relation to the Corporation's operations. The Committee will re-examine the Board's size in the context of succession planning on an ongoing basis.

Yes 8. *Review compensation of directors in light of risks and responsibilities;*

None of the directors of the Corporation are compensated by the Corporation or its subsidiaries in their capacity as directors, nor are any directors compensated for committee participation or special assignments. Board members are; however, eligible to participate in the Corporation's incentive stock option plan. The extent and level of participation is determined by the Board, as a whole, after considering the recommendations of the Compensation Committtee.

Yes 9. *Committees should generally be composed of non-management directors, the majority of whom should be unrelated;*

There are currently three committees of the Board; namely, the Audit Committee, the Compensation Committee and the Corporate Governance Committee. Each of the Audit Committee, Compensation and Corporate Governance Committee is composed of three directors, one of whom is a related director.

Yes 10. *Appoint a committee responsible for the Corporation approach to corporate governance issues;*

The Board has established a Corporate Governance Committee with the general responsibility for developing and monitoring the Corporation's approach to corporate governance matters. The responsibilities of the Committee are summarised as follows:

- develop and monitor the Corporation's system of corporate governance
- periodically review and assess the effectiveness of the Board as a whole, the committees of the Board and the contribution of individual directors, including considering the appropriate size of the Board
- ensure that, where necessary, appropriate structures and procedures are in place to ensure that the Board can function independently of management
- prepare or review any disclosure that must be made or approved by the Board that relates to corporate governance matters
- periodically examine the size of the Board, with a view to determining the impact of the number of directors upon effectiveness, and make recommendations to the board with respect to a program to reduce or increase the number of directors to a number which facilitates more effective decision making
- develop, with the assistance of management, an orientation and education program for new recruits to the Board, where necessary
- consider questions as to the appropriateness of a director engaging an outside advisor at the expense of the Corporation in the circumstances required by applicable policies of the Board

No 11. *Define the limits to management's responsibilities by developing mandates for the Board and the Chief Executive Officer, the objectives for whom should be approved by the Board;*

The Corporation has not developed position descriptions for the Board and the CEO. The Board has delegated the day-to-day management of the business and affairs of the Corporation to executive officers of the Corporation, subject to the extent and limits discussed by the Board from time to time. Given the size of the Board, all decisions relating to matters that are not in the ordinary course and that involve material expenditures or commitments on the part of the Corporation require prior approval of the Board. In addition, the Board is responsible for monitoring the CEO's performance against corporate objectives directed at maximizing shareholder value.

Yes 12. *Establish procedures to enable the Board to function independently of management;*

The Board has not met without management present but is fully mandated to do so from time to time, if appropriate. If the Board believed it was appropriate and meaningful it would formalize the process by which the Board would meet without management and for handling the Board's overall relationship with management.

No 13. *Establish an Audit Committee, which should be comprised only of unrelated directors, with a specifically defined mandate;*

The Board has established an Audit Committee composed of three directors, one of whom is related. All of the members of the Audit Committee are financially literate (i.e. they have the ability to read and understand financial statements) and at least one member has accounting or related financial expertise (i.e. the ability to analyse and interpret a full set of financial statements, including the notes thereto, in accordance with Canadian GAAP). The Audit Committee meets a minimum of four times a year, including to review the annual financial statements prior to their submission to the Board. The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate and has the opportunity to meet with the auditors in the absence of management each quarter, if required. Due to its size, the Corporation has no formal internal audit process. A summary of the written terms of reference of the Audit Committee are set out below.

compliance of financial reporting with accounting principles
oversee the effectiveness of management's interaction with and responsiveness to the Board
review annual and interim financial statements before they are approved by the Board
review the nature and scope of the annual audit
review the adequacy of internal accounting control procedures and systems
evaluate the external auditors' performance for the preceding fiscal year, review their fees and make recommendations to the Board

Yes 14. *Implement a system to enable individual directors to engage outside advisors at the Corporation's expense;*

The directors may engage the services of outside advisors at the Corporation's expense in circumstances considered appropriate by the Chairman.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

During the fiscal year ended December 31, 2002, none of the insiders of the Corporation nor any proposed nominee for election as director, nor any associate or affiliate of said persons, has had any material interest, direct or indirect, in any transaction, which has materially affected or would materially affect the Corporation or any of its subsidiaries.

MANAGEMENT CONTRACTS

Management functions of the Corporation are performed by directors, executive officers or senior officers of the Corporation and not, to any substantial degree, by any other person with whom the Corporation has contracted.

PARTICULARS OF OTHER MATTERS TO BE ACTED UPON

CONFIRMATION OF NEW BY-LAW NO. 1

Effective May 9, 2003, the Board enacted new By-Law No. 1 regulating, generally, the business and affairs of the Corporation which reflects amendments to the Canada Business Corporations Act (the "CBCA") that were proclaimed in force on November 24, 2001. The Board and management request that shareholders consider and, if appropriate, confirm a new general by-law ("By-Law No. 1") which took effect on the date of its adoption by the Board of Directors. This By-law is subject to confirmation by the shareholders at the Meeting, failing which it will cease to be effective. The By-Law repeals all other by-laws of the Corporation that were in force upon its effective date.

By-Law No. 1 sets forth the general rules with respect to the business and affairs of the Corporation, including the framework for the execution of documents on behalf of the Corporation, the corporate borrowing powers of the Board of Directors, the formalities associated with meetings of the Board of Directors and shareholders, the appointment of committees and officers, the indemnification of directors and officers, the payment of dividends, and communications between the Corporation and shareholders.

In general, By-Law No. 1 has been drafted to reflect amendments to the CBCA and to effect certain procedural changes relating to the business and affairs of the Corporation deemed necessary or desirable by the Board of Directors, including provisions permitting, but not requiring, the holding of directors and shareholder meetings by electronic means, as well as relating to the voting at shareholder meetings by electronic means. Also as contemplated by the recent CBCA amendments, the scope of the indemnification provisions has been expanded to cover a broader range of individuals and proceedings, subject to the provisions and limitations of the CBCA.

The full text of By-Law No. 1 is set out in Schedule A to this Circular. The following resolution to confirm By-Law No. 1 must be passed, with or without amendment, by at least a majority of the votes cast in respect thereof:

> "RESOLVED, as an ordinary resolution, that new By-Law No. 1 of the Corporation adopted by the Board of Directors at its meeting on May 9, 2003, is hereby confirmed as a by-law of the Corporation."

The Board of Directors believes that the resolution is in the best interests of the Corporation and therefore unanimously recommends that shareholders vote in favour of the resolution. The persons name in the enclosed form of proxy intend to vote at the Meeting in favour of this resolution, unless the shareholder has specified in the form of proxy that his or her shares are to be voted against the resolution.

OTHER MATTERS

Management of the Corporation are not aware of any other matter to come before the Meeting other than as set out in the Notice of Meeting. If any other matter properly comes before the Meeting, or any adjournment thereof, it is the intention of the persons named in the enclosed form of proxy to vote the shares represented thereby in accordance with their best judgement on such matter.

ADDITIONAL INFORMATION

The Corporation will provide, without charge to a security holder, a copy of the Corporation's latest Annual Information Form and any documents incorporated therein by reference, its 2002 Annual Report to shareholders containing the comparative financial statements for 2002 together with the auditors report thereon and management's discussion and analysis, interim financial statements for subsequent periods, and this management proxy circular upon request to the Corporation. If you wish, this information may also be accessed on the Corporation's website (www.tenke.com).

CERTIFICATE

The contents and the distribution of this management information circular have been approved by the Board.

DATED this 9th day of May, 2003.

BY ORDER OF THE BOARD

(Signed) Paul K. Conibear, President and CEO


TENKE

TENKE MINING CORP.

BY-LAW NO. 1

TENKE MINING CORP.

1320 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8
Tel: (604) 689-7842

TENKE MINING CORP.
BY-LAW No. 1
Table of Contents

Page

BY-LAW NO. 1

A By-Law relating generally to the conduct of the business and affairs of TENKE MINING CORP.

SECTION ONE
INTERPRETATION

1.01 Definitions. In this by-law, unless the context otherwise requires:

"Act" means the *Canada Business Corporations Act*, or any statute that may be substituted therefor, and the regulations to the Act, as from time to time amended;

"appoint" includes "elect" and vice versa;

"articles" means the Articles attached to the Certificate of Continuance of the Corporation, as from time to time amended or restated;

"board" means the board of directors of the Corporation;

"by-laws" means this by-law and all other by-laws of the Corporation from time to time in force and effect;

"Corporation" means "TENKE MINING CORP.";

"including" means including, without limitation;

"meeting of shareholders" includes an annual meeting of shareholders and a special meeting of shareholders; and "special meeting of shareholders" includes a meeting of any class or classes of shareholders and a special meeting of all shareholders entitled to vote at an annual meeting of shareholders;

"prescribed" means prescribed in accordance with the Act; and

"recorded address" has the meaning set forth in section 11.08.

Save as aforesaid, words and expressions defined in the Act, including "distributing corporation", "electronic document" and "resident Canadian", have the same meanings when used herein.

1.02 Construction. Words importing the singular number include the plural and vice versa; and words importing a person include an individual, partnership, association, body corporate, trustee, executor, administrator and legal representative.

SECTION TWO
BUSINESS OF THE CORPORATION

2.01 Registered. The registered office of the Corporation shall be in the province in Canada from time to time specified in the articles, and at such location therein initially as is specified in the notice thereof filed with the articles and thereafter as the board may from time to time determine.

2.02 Corporate Seal. The Corporation may, but need not, adopt a corporate seal and if one is adopted it shall be in a form approved from time to time by the board.

2.03 *Financial Year.* The financial year of the Corporation shall terminate on a date to be determined by the board and the board by resolution may change the financial year from time to time.

2.04 **Execution of Instruments.** Deeds, transfers, assignments, contracts, obligations, certificates and other instruments may be signed on behalf of the Corporation by two persons, one of whom holds the office of chair of the board, chief executive officer, president, vice-president or director and the other of whom holds one of the said offices or the office of secretary, treasurer, assistant secretary or assistant treasurer or any other office created by by-law or by the board. In addition, the board or the said two persons may from time to time direct the manner in which and the person or persons by whom any particular instrument or class of instruments may or shall be signed, including the use of facsimile reproductions of signatures and the use of a corporate seal or a facsimile reproduction thereof.

2.05 **Banking Arrangements.** The banking business of the Corporation, including the borrowing of money and the giving of security therefor, shall be transacted with such banks, trust companies or other bodies corporate or organizations as may from time to time be designated by or under the authority of the board. Such banking business or any part thereof shall be transacted under such agreements, instructions and delegations of powers as the board may from time to time prescribe.

2.06 **Voting Rights in Other Bodies Corporate.** Except when otherwise directed by the board, the signing officers of the Corporation under section 2.04 may execute and deliver proxies and arrange for the issuance of voting certificates or other evidence of the right to exercise the voting rights attaching to any securities held by the Corporation. Such instruments shall be in favour of such persons as may be determined by the officers executing or arranging for the same. In addition, the board may from time to time direct the manner in which and the persons by whom any particular voting rights or class of voting rights may or shall be exercised.

2.07 **Divisions.** The board may cause the business and operations of the Corporation or any part thereof to be divided into one or more divisions upon such basis, including types of business or operations, geographical territories, product lines or goods or services, as may be considered appropriate in each case. In connection with any such division the board or, subject to any direction by the board, the chief executive officer may authorize from time to time, upon such basis as may be considered appropriate in each case:

(a) Subdivision and Consolidation - the further division of the business and operations of any such division into sub-units and the consolidation of the business and operations of any such divisions and sub-units;

(b) Name - the designation of any such division or sub-unit by, and the carrying on of the business and operations of, any such division or sub-unit under, a name other than the name of the Corporation; provided that the Corporation shall set out its name in legible characters in all places required by law; and

(c) Officers the appointment of officers for any such division or sub-unit, the determination of their powers and duties, and the removal of any of such officers so appointed, provided that any such officers shall not, as such, be officers of the Corporation.

SECTION THREE
BORROWING AND SECURITY

3.01 *Borrowing Power.* Without limiting the borrowing powers of the Corporation as set forth in the Act, the board may from time to time on behalf of the Corporation, without authorization of the shareholders:

(a) borrow money upon the credit of the Corporation;
(b) limit or increase the amount to be borrowed;
(c) issue, reissue, sell, pledge or hypothecate bonds, debentures, notes or other evidences of indebtedness or guarantee of the Corporation, whether secured or unsecured;
(d) give a guarantee on behalf of the Corporation to secure performance of any present or future indebtedness, liability or obligation of any person; and
(e) mortgage, hypothecate, pledge or otherwise create a security interest in all or any currently owned or subsequently acquired real or personal, movable or immovable, property of the Corporation, including tangible and intangible assets, book debts, rights, powers, franchises and undertakings, to secure any such bonds, debentures, notes or other evidences of indebtedness or guarantee or any other present or future indebtedness, liability or obligation of the Corporation.

Nothing in this section limits or restricts the borrowing of money by the Corporation on bills of exchange or promissory notes made, drawn, accepted or endorsed by or on behalf of the Corporation.

3.02 *Delegation.* The board may from time to time delegate to a director, a committee of the board, or an officer of the Corporation any or all of the powers conferred on the board by section 3.01 to such extent and in such manner as the board may determine at the time of such delegation.

SECTION FOUR
DIRECTORS

4.01 *Number of Directors.* Until changed in accordance with the Act, the board shall consist of not fewer than the minimum number and not more than the maximum number of directors provided in the articles. The board shall consist of not fewer than the minimum number of directors required by the Act for a distributing corporation. At least such number of directors as may be specified by the Act, other applicable law or stock exchange requirements shall not be officers or employees of the Corporation or of its affiliates.

4.02 *Qualification.* No person shall be qualified for election as a director if such person is less than 18 years of age, is of unsound mind and has been so found by a court in Canada or elsewhere, is not an individual, or has the status of a bankrupt. Unless the articles otherwise provide, a director need not be a shareholder. Subject to the Act, at least 25 per cent of the directors shall be resident Canadians, or if the number of directors is fewer than four, at least one director shall be a resident Canadian.

4.03 *Election and Term.* The election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. The number of directors to be elected at any such meeting shall be the number of directors then in office unless the directors otherwise determine. Where the shareholders adopt an amendment to the articles to increase the number or maximum number of directors, the shareholders may, at the meeting at which they adopt the amendment, elect the additional number of directors authorized by the amendment. The election shall be by resolution. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

4.04 **Removal of Directors**. Subject to the Act, the shareholders may by resolution passed at a meeting of shareholders specially called for such purpose remove any director from office and the vacancy created by such removal may be filled at the same meeting, failing which, subject to the Act, it may be filled by the board.

4.05 **Vacation of Office**. A director ceases to hold office on death, on removal from office by the shareholders, on ceasing to be qualified for election as a director, on receipt of a written resignation by the Corporation, or, if a time is specified in such resignation, at the time so specified, whichever is later. Subject to the Act, a quorum of the board may appoint a qualified individual to fill a vacancy in the board If there is not a quorum of directors, or if there has been a failure to elect the number or minimum number of directors required by the articles, the directors then in office shall forthwith call a special meeting of shareholders to fill the vacancy and if they fail to call a meeting or if there are no directors in office, the meeting may be called by any shareholder.

4.06 **Appointment of Additional Directors**. If the articles of the Corporation so provide, the directors may, within the maximum number permitted by the articles, appoint one or more additional directors, who shall hold office for a term expiring not later than the close of the next annual meeting of the shareholders, but the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of shareholders.

4.07 **Action by the Board**. The board shall manage, or supervise the management of, the business and affairs of the Corporation. The powers of the board may be exercised at a meeting (subject to sections 4.08 and 4.09) at which a quorum is present or by resolution in writing signed by all the directors entitled to vote on that resolution at a meeting of the board. Where there is a vacancy in the board, the remaining directors may exercise all the powers of the board so long as a quorum remains in office.

4.08 **Canadian Directors Present at Meetings**. Subject to the Act, the board shall not transact business at a meeting, other than filling a vacancy in the board, unless at least 25 per cent of the directors present are resident Canadians, or if the Corporation has fewer than four directors, at least one of the directors present is a resident Canadian, except where:

(a) a resident Canadian director who is unable to be present approves in writing, or by telephonic, electronic or other communication facility, the business transacted at the meeting; and

(b) the required number of resident Canadians would have been present had that director been present at the meeting.

4.09 **Meeting by Telephonic or Other Electronic Facilities**. Subject to the Act, if all the directors of the Corporation consent thereto generally or in respect of a particular meeting, a director may participate in a meeting of the board or of a committee of the board by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, and a director participating in such a meeting by such means is deemed to be present at the meeting. Any such consent shall be effective whether given before or after the meeting to which it relates and may be given with respect to all meetings of the board and of committees of the board.

4.10 **Place of Meetings**. Subject to the articles, meetings of the board may be held at any place within or outside Canada.

4.11 **Calling of Meetings**. Meetings of the board shall be held from time to time at such time and at such place as the board, the chair of the board, the chief executive officer, the president or any two directors may determine and the Secretary shall upon direction of any of the foregoing convene a meeting of the board.

4.12 **Notice of Meeting**. No notice need be given of the first meeting of the board following a meeting of shareholders at which directors are elected if such meeting of the board is held immediately after the shareholders meeting and provided a quorum of directors is present. Notice of the time and place of all other meetings of the board shall be delivered, mailed or communicated by means of telephonic, electronic or any other communications facilities to each director not less than 24 hours before the time when the meeting is to be held. A notice of a meeting of directors need not specify the purpose of or the business to be transacted at the meeting except where the Act requires such purpose or business to be specified, save that no notice of a meeting shall be necessary if all the directors are present and do not object to the holding of the meeting, or if those absent have waived notice of or have otherwise signified their consent to the holding of the meeting.

4.13 **Adjourned Meeting**. Notice of an adjourned meeting of the board is not required if the time and place of the adjourned meeting is announced at the original meeting. The directors who formed a quorum at the original meeting are not required to form the quorum at the adjourned meeting. If there is no quorum at the adjourned meeting, the original meeting shall be deemed to have terminated forthwith after its adjournment.

4.14 **Regular Meetings**. The board may appoint a day or days in any month or months for regular meetings of the board at a place and hour to be named. A copy of any resolution of the board fixing the place and time of such regular meetings shall be sent to each director forthwith after being passed, but no other notice shall be required for any such regular meeting except where the Act requires the purpose thereof or the business to be transacted thereat to be specified.

4.15 **Chair**. The chair of any meeting of the board shall be the first mentioned of such of the following officers as have been appointed and who is a director and is present at the meeting: chair of the board, chief executive officer or president. If no such officer is present, the directors present shall choose one of their number to be chair.

4.16 **Quorum**. Subject to the articles and subject to section 4.08, the quorum for the transaction of business at any meeting of the board shall consist of two directors or such greater number of directors as the board may from time to time determine.

4.17 **Votes to Govern**. At all meetings of the board every question shall be decided by a majority of the votes cast on the question. In case of an equality of votes the chair of the meeting shall not be entitled to a second or casting vote.

4.18 **Conflict of Interest**. A director or officer of the Corporation shall disclose to the Corporation, in the manner and to the extent provided by the Act, any interest that such director or officer has in a material contract or transaction, whether made or proposed, with the Corporation, if such director or officer (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Such a director shall not vote on any resolution to approve the same except as provided by the Act.

4.19 *Remuneration and Expenses.* *The directors shall be paid such remuneration for their* services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for travelling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. Nothing herein contained shall preclude any director from serving the Corporation in any other capacity and receiving remuneration therefor.

4.20 *Transaction of Business by Signature.* *A resolution in writing signed by all the directors* entitled to vote on that resolution at a meeting of directors is as valid as if it had been passed at a meeting of directors duly called, constituted and held for that purpose.

SECTION FIVE
COMMITTEES

5.01 Committees of the Board. The board may appoint, dissolve or reappoint one or more committees of the board, however designated, and delegate to any such committee or committees any of the powers of the board except those which pertain to items which, under the Act, a committee of the board has no authority to exercise. The board may appoint a chair of a committee or, failing such appointment, the committee shall choose one of their number to be chair.

5.02 Transaction of Business. The powers of a committee of the board may be exercised by a meeting at which a quorum is present, including meetings by telephonic, electronic or other communications facility, or by resolution in writing signed by all members of such committee who would have been entitled to vote on that resolution at a meeting of the committee. Meetings of such committee may be held at any place within or outside Canada. Unless otherwise determined by the board, the majority of the members of a committee shall constitute a quorum thereof. Questions arising at any meeting shall be determined by a majority of the votes cast on the question and, in the case of equality of votes, the chair of the meeting shall not be entitled to a second or casting vote.

5.03 Audit Committee. When required by the Act, the board shall, and at any other time the board may, appoint annually from among its number an audit committee to be composed of not fewer than three directors, of whom such number shall not be officers or employees of the Corporation or its affiliates as may be specified by the Act, other applicable law or stock exchange requirements. The audit committee shall have the powers and duties provided in the Act and in other applicable law and in addition, such other powers and duties as the board may determine.

5.04 Advisory Bodies. The board may from time to time appoint such advisory bodies as it may deem advisable.

5.05 Procedure. Unless otherwise determined by the board, each committee and advisory body shall have power to elect its chair, to make rules for the conduct of its business and to appoint such assistants as it may deem necessary. Each committee or advisory body shall keep regular minutes of its transactions, shall cause them to be recorded in books kept for that purpose, and shall report to the same to the board at such times as the board may from time to time require.

SECTION SIX
OFFICERS

6.01 Appointment. The board may from time to time appoint a chief executive officer, a president, one or more vice-presidents (to which title may be added words indicating seniority or function), a secretary, a treasurer and such other officers as the board may determine, including one or more assistants to any of the officers so appointed. One person may hold more than one office. The board may specify the duties of and, in accordance with this by-law and subject to the Act, delegate to such officers powers to manage the business and affairs of the Corporation. Each of the chief executive officer and president shall, if either is appointed, be a director.

6.02 Chair of the Board. The board may from time to time also appoint a chair of the board who shall be a director and may also be the chief executive officer. The board may assign to the chair any of the powers and duties that are by any provisions of this by-law assigned to the chief executive officer. The chair shall have such other powers and duties as the board may specify.

6.03 Chief Executive Officer. The board may appoint a chief executive officer who, subject to the authority of the board, shall have general supervision of the business and affairs of the Corporation and such other powers and duties as the board may specify. During the absence or disability of the president, or if no president has been appointed, the chief executive officer shall also have the powers and duties of that office.

6.04 President. The president shall be the chief operating officer and, subject to the authority of the chief executive officer, shall have such other powers and duties as the board may specify. If no chief executive officer is appointed by the board, the president shall be the chief executive officer.

6.05 Secretary. The secretary shall attend and be the secretary of all meetings of the board, committees of the board (unless another person is designated to act as secretary of such meeting or meetings by any such committee) and shareholders and the secretary or such other designated person in the case of meetings of any committees of the board, shall enter or cause to be entered in records kept for that purpose minutes of all proceedings thereat. The secretary shall give or cause to be given, as and when instructed, all notices to shareholders, directors, officers, auditors and members of committees of the board. The secretary shall be the custodian of the corporate seal of the Corporation and of all books, records and instruments belonging to the Corporation, except when some other officer or agent has been appointed for that purpose, and shall have such other powers and duties as otherwise may be specified by the board.

6.06 Treasurer. The treasurer, if one is appointed, shall keep full and accurate accounting records in compliance with the Act and shall be responsible for the deposit of money, the safekeeping of securities and the disbursement of the funds of the Corporation. The treasurer shall render to the board whenever required an account of all transactions as treasurer and of the financial position of the Corporation and shall have such other powers and duties as otherwise may be specified.

6.07 Powers and Duties of Officers. The powers and duties of all officers shall be such as the terms of their engagement call for or as the board or (except for officers whose powers and duties are to be specified only by the board) the chief executive officer may specify. The board and (except as aforesaid) the chief executive officer may, from time to time and subject to the provisions of the Act, vary, add to or limit the powers and duties of any officer. Any of the powers and duties of an officer to whom an assistant has been appointed may be exercised and performed by such assistant, unless the board or the chief executive officer otherwise directs.

6.08 Term of Office. The board, in its discretion, may remove any officer of the Corporation. Otherwise each officer appointed by the board shall hold office until a successor is appointed or until the officer resigns.

6.09 **Agents and Attorneys**. The Corporation, by or under the authority of the board, shall have power from time to time to appoint agents or attorneys for the Corporation in or outside Canada with such powers (including the power to sub-delegate) of management, administration or otherwise as may be thought fit.

6.10 **Conflict of Interest**. An officer shall disclose any interest in a material contract or material transaction, whether made or proposed, with the Corporation in accordance with section 4.18.

SECTION SEVEN
PROTECTION OF DIRECTORS, OFFICERS AND OTHERS

7.01 **Limitation of Liability**. All directors and officers of the Corporation in exercising their powers and discharging their duties shall act honestly and in good faith with a view to the best interests of the Corporation and exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances. Subject to the foregoing, and without limiting any defences available to a director or an officer under the Act or otherwise, no director or officer shall be liable for the acts, omissions, failures, neglects or defaults of any other director, officer or employee, or for any loss, damage or expense happening to the Corporation through the insufficiency or deficiency of title to any property acquired for or on behalf of the Corporation, or for the insufficiency or deficiency of any security in or upon which any of the moneys of the Corporation shall be invested, or for any loss or damage arising from the bankruptcy, insolvency or tortious acts of any person with whom any of the moneys, securities or effects of the Corporation shall be deposited, or for any loss occasioned by any error of judgment or oversight on the part of such director or officer, or for any other loss, damage or misfortune which shall happen in the execution of the duties of office or in relation thereto; provided that nothing herein shall relieve any director or officer from the duty to act in accordance with the Act or from liability for any breach thereof.

7.02 **Indemnity**. Subject to the Act, the Corporation shall indemnify a director or an officer, a former director or officer, or another individual who acts or acted at the Corporation's request as a director or officer, or an individual acting in a similar capacity, of another entity, and their heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the Corporation, or other entity, if such individual (a) acted honestly and in good faith with a view to the best interests of the Corporation, or, as the case may be, to the best interests of the other entity for which the individual acted as director or officer or in a similar capacity at the Corporation's request; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, the individual had reasonable grounds for believing that the individual's conduct was lawful.

7.03 **Advance of Costs**. The Corporation shall advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to in section 7.02. The individual shall repay the moneys if the individual does not fulfil the conditions of section 7.02.

7.04 **Additional Circumstances**. The Corporation shall also indemnify an individual referred to in section 7.02 in such other circumstances as the Act or law permits or requires. Nothing shall limit the right of any person entitled to indemnity to claim indemnity apart from the provisions of this by-law.

7.05 **Insurance**. Subject to the Act, the Corporation may purchase and maintain insurance for the benefit of an individual referred to in section 7.02 hereof as the board may from time to time determine.

SECTION EIGHT
SHARES

8.01 Allotment of Shares. Subject to the Act and the articles, the board may from time to time allot or grant options or rights to purchase the whole or any part of the authorized and unissued shares of the Corporation at such times and to such persons and for such consideration as the board shall determine, provided that no share shall be issued until it is fully paid as provided by the Act.

8.02 Commissions. The board may from time to time authorize the Corporation to pay a reasonable commission to any person in consideration of such person's purchasing or agreeing to purchase shares of the Corporation, whether from the Corporation or from any other person, or procuring or agreeing to procure purchasers for any such shares. The board may, to the extent permitted by the Act, delegate this authority to a committee of directors.

8.03 Registration of Transfers. Subject to the Act, no transfer of a share shall be registered in a securities register except upon presentation of the certificate representing such share with an endorsement which complies with the Act made thereon or delivered therewith duly executed by an appropriate person as provided by the Act, together with such reasonable assurance that the endorsement is genuine and effective as the board may from time to time prescribe, upon payment of all applicable taxes and any reasonable fees prescribed by the board.

8.04 Non-recognition of Trusts. Subject to the Act, the Corporation may treat the registered holder of any share as the person exclusively entitled to vote, to receive notices, to receive any dividend or other payment in respect of the share, and otherwise to exercise all the rights and powers of an owner of the share.

8.05 Share Certificates. Every holder of one or more shares of the Corporation shall be entitled, at the holder's option, to a share certificate, or to a non-transferable written acknowledgement of such right to obtain a share certificate, stating the number and class or series of shares held by such holder as shown on the securities register. Subject to the Act, such certificates shall be in such form as the board may from time to time approve. Any such certificate shall be signed in accordance with section 2.04 and need not be under the corporate seal. Notwithstanding the foregoing, unless the board otherwise determines, certificates representing shares in respect of which a transfer agent and/or registrar has been appointed shall not be valid unless countersigned by or on behalf of such transfer agent and/or registrar. The signature of one of the signing officers under section 2.04 or, in the case of a certificate which is not valid unless countersigned by or on behalf of a transfer agent and/or registrar and in the case of a certificate which does not require a manual signature under the Act, the signatures of both signing officers under section 2.04 may be printed or otherwise mechanically reproduced in facsimile thereon. Every such facsimile signature shall for all purposes be deemed to be the signature of the officer whose signature it reproduces and shall be binding upon the Corporation. A certificate executed as aforesaid shall be valid notwithstanding that one or both of the officers whose facsimile signature appears thereon no longer holds office at the date of issue of the certificate.

8.06 Replacement of Share Certificates. The board or any officer or agent designated by the board may direct in its or his sole discretion, the issue of a new share or other such certificate in lieu of and upon cancellation of a certificate that has become mutilated or defaced in substitution for a certificate claimed to have been lost, destroyed or wrongfully taken on payment of such fee, if any, and on such terms as to indemnity, reimbursement of expenses and evidence of loss and of title as the board may from time to time prescribe, whether generally or in any particular case.

8.07 *Joint Shareholders*. If two or more persons are registered as joint holders of any share, the Corporation shall not be bound to issue more than one certificate in respect thereof, and delivery of such certificate to one of such persons shall be sufficient delivery to all of them. Any one of such persons may give effectual receipts for the certificate issued in respect thereof or for any dividend, bonus, return of capital or other money payable or warrant issuable in respect of such share.

8.08 Deceased Shareholders. In the event of the death of a holder or of one of the joint holders of any share, the Corporation shall not be required to make any entry in the securities register in respect thereof or to make any dividend or other payments in respect thereof except upon production of all such documents as may be required by law and upon compliance with the reasonable requirements of the Corporation and its transfer agents.

8.09 *Transfer Agents and Registrars*. The board may from time to time appoint one or more agents to maintain, in respect of each class of shares of the Corporation issued by it, a central securities register and one or more branch securities registers. Such a person may be designated as transfer agent or registrar according to the functions of such person and one person may be designated both registrar and transfer agent subject to any applicable stock exchange requirements. The board may at any time terminate such appointment.

8.10 Record Dates. The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining the shareholders: (a) entitled to receive notice of a meeting of shareholders; (b) entitled to vote at a meeting of shareholders; (c) entitled to receive payment of a dividend; or (d) for any other purpose, and, unless waived in accordance with the Act, notice of any such record date shall be given within the prescribed period in the manner provided in the Act.

SECTION NINE
DIVIDENDS

9.01 Dividends. Subject to the Act, the board may from time to time declare dividends payable to the shareholders according to their respective rights and interests in the Corporation. Dividends may be paid in money or property or by issuing fully paid shares of the Corporation.

9.02 Dividend Cheques. A dividend payable in money shall be paid by cheque drawn on accounts either with the bankers of the Corporation or its dividend disbursing agent to the order of each registered holder of shares of the class or series in respect of which it has been declared and mailed by prepaid ordinary mail to such registered holder at the holder's recorded address, or to such other address as the holder otherwise directs. In the case of joint holders the cheque shall, unless such joint holders otherwise direct, be made payable to the order of all of such joint holders and mailed to them at their recorded address or to the first address so appearing if there are more than one. The mailing of such cheque as aforesaid, unless the same is not paid on due presentation, shall satisfy and discharge the liability for the dividend to the extent of the sum represented thereby plus the amount of any tax which the Corporation is required to and does withhold.

9.03 Record Date. The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining shareholders entitled to receive payment of a dividend and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no date is so fixed, the record date for the determination of the shareholders entitled to receive payment of any dividend shall be at the close of business on the day on which the directors pass the resolution relating thereto.

9.04 Non-Receipt of Cheques. In the event of non-receipt of any dividend cheque by the person to whom it is sent as aforesaid, the Corporation or its dividend disbursing agent shall issue to such person a replacement cheque for a like amount on such terms as to indemnity, reimbursement of expenses and evidence of non-receipt and of title as the board may from time to time prescribe, whether generally or in any particular case.

9.05 Unclaimed Dividends. No dividends shall bear interest as against the Corporation. Except as otherwise expressly provided in the articles with respect to any class or series of shares, any dividend unclaimed for one year after having been declared payable may be invested or otherwise made use of by the board for the benefit of the Corporation. Any dividend unclaimed after a period of three years from the date on which the same has been declared to be payable shall be forfeited and shall revert to the Corporation.

SECTION TEN
MEETINGS OF SHAREHOLDERS

10.01 Annual Meetings. Subject to the Act, the board shall call an annual meeting of shareholders: (a) not later than 18 months after the Corporation comes into existence; and (b) subsequently, not later than 15 months after holding the last preceding annual meeting but no later than six months after the end of the Corporation's preceding financial year. The annual meeting of shareholders shall be held for the purpose of electing directors, appointing auditors and for the transaction of such other business as may properly be brought before the meeting. The board shall place before the shareholders at every annual meeting the financial statements and reports required by the Act to be placed before the annual meeting.

10.02 Special Meetings. The board shall have power to call a special meeting of shareholders at any time.

10.03 Place of Meetings. Meetings of shareholders may be held at the place within Canada as the board may determine. A meeting of shareholders may be held at a place outside Canada if the place is specified in the articles or all the shareholders entitled to vote at the meeting agree that the meeting is to be held at that place. A shareholder who attends a meeting of shareholders held outside Canada is deemed to have agreed to it being held outside Canada except when the shareholder attends the meeting for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully held. A meeting held pursuant to section 10.05 shall be deemed to be held at the place where the registered office of the Corporation is located.

10.04 Participation in Meeting by Electronic Means. Any person entitled to attend a meeting of shareholders may participate in the meeting, in accordance with the Act, by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting, if the Corporation makes available such a communication facility. A person participating in a meeting by such means is deemed for the purposes of the Act to be present at the meeting.

10.05 Meeting held by Electronic Means. If the directors or the shareholders of the Corporation call a meeting of shareholders pursuant to the Act, those directors or shareholders, as the case may be, may determine that the meeting shall be held, in accordance with the Act, entirely by means of a telephonic, electronic or other communication facility that permits all participants to communicate adequately with each other during the meeting.

10.06 Notice of Meetings. Notice of the time and place of each meeting of shareholders shall be given in the manner provided in Section Eleven within the period prescribed under the Act to each director, to the auditor, and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and reappointment of the incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall state the text of any special resolution to be submitted to the meeting.

10.07 List of Shareholders Entitled to Notice. For every meeting of shareholders, the Corporation shall prepare, within the time period required by the Act, a list of shareholders entitled to receive notice of the meeting, arranged in alphabetical order and showing the number of shares held by each shareholder entitled to vote at the meeting. If a record date for notice of the meeting is fixed pursuant to section 10.08, the shareholders listed shall be those registered at the close of business on such record date. If no record date for notice is fixed, the shareholders listed shall be those registered at the close of business on the day immediately preceding the day on which notice of the meeting is given or, where no such notice is given, on the day on which the meeting is held. The list shall be available for examination by any shareholder during usual business hours at the registered office of the Corporation or at the place where the central securities register is maintained and at the meeting for which the list was prepared.

10.08 Record Date for Notice. The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining the shareholders entitled to receive notice of the meeting of shareholders and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If no such record date is so fixed, the record date for the determination of the shareholders entitled to receive notice of the meeting shall be at the close of business on the day immediately preceding the day on which the notice is given or, if no notice is given, shall be the day on which the meeting is held.

10.09 Meetings Without Notice. A meeting of shareholders may be held without notice at any time and place permitted by the Act (a) if all the shareholders entitled to vote thereat are present or duly represented or if those not present or represented waive notice of or otherwise consent to such meeting being held, and (b) if the auditors and the directors are present or waive notice of or otherwise consent to such meeting being held; so long as such shareholders, auditors or directors present are not attending for the express purpose of objecting to the transaction of any business on the grounds that the meeting is not lawfully called. At such a meeting any business may be transacted which the Corporation at a meeting of shareholders may transact.

10.10 Chair, Secretary and Scrutineers. The chair of any meeting of shareholders shall be the first mentioned of such of the following officers as have been appointed and who is present at the meeting: chair of the board, the chief executive officer, president, or a vice president who is a director. If no such officer is present within 15 minutes from the time fixed for holding the meeting, the persons present and entitled to vote shall choose one of their number to be chair. If the secretary of the Corporation is absent, the chair shall appoint some person, who need not be a shareholder, to act as secretary of the meeting. If desired, one or more scrutineers, who need not be shareholders, may be appointed by a resolution or by the chair with the consent of the meeting.

10.11 Persons Entitled to be Present. The only persons entitled to be present at a meeting of shareholders shall be those entitled to vote thereat, the directors and auditor of the Corporation and others who, although not entitled to vote, are entitled or required under any provision of the Act or the articles or by-laws to be present at the meeting. Any other person may be admitted only on the invitation of the chair of the meeting or with the consent of the meeting.

10.12 Quorum. Subject to the Act in respect of a majority shareholder, a quorum for the transaction of business at any meeting of shareholders shall be two persons present, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled. If a quorum is present at the opening of any meeting of shareholders, the shareholders present or represented may proceed with the business of the meeting notwithstanding that a quorum is not present throughout the meeting. If a quorum is not present at the opening of any meeting of shareholders, the shareholders present or represented may adjourn the meeting to a fixed time and place but may not transact any other business.

10.13 Right to Vote. The board may, within the prescribed period, fix in advance a date as the record date for the purpose of determining the shareholders entitled to vote at a meeting of shareholders and notice of the record date shall be given within the prescribed period in the manner provided by the Act. If a record date for voting is fixed, the Corporation shall prepare, within the time period required by the Act, an alphabetical list of shareholders who are entitled to vote as of the record date that shows the number of shares held by each shareholder. If no record date for voting is fixed, the Corporation shall prepare, within the time period required by the Act, an alphabetical list of shareholders who are entitled to vote as of the record date determined under the Act that shows the number of shares held by each shareholder. Each shareholder whose name appears on the list prepared as aforesaid is entitled to vote the shares shown opposite their name at the meeting to which the list relates.

10.14 Proxyholders and Representatives. Every shareholder entitled to vote at a meeting of shareholders may appoint a proxyholder, or one or more alternate proxyholders, to attend and act as the shareholder's representative at the meeting in the manner and to the extent authorized and with the authority conferred by the proxy. A proxy shall be in writing executed by the shareholder or the shareholder's attorney authorized in writing and shall conform with the requirements of the Act. The Corporation shall recognize any individual authorized by a resolution of the directors or governing body of a body corporate or association to represent it at a meeting of shareholders and such individual may exercise on the shareholder's behalf all the powers it could exercise if it were an individual shareholder. The authority of such an individual shall be established by depositing with the Corporation a certified copy of such resolution, or in such other manner as may be satisfactory to the secretary of the Corporation or the chair of the meeting. Any such proxyholder or representative need not be a shareholder.

10.15 Time for Deposit of Proxies. The board may specify in a notice calling a meeting of shareholders a time, preceding the time of such meeting or an adjournment thereof by not more than 48 hours, excluding Saturdays and holidays, before which time proxies to be used at such meeting must be deposited. A proxy shall be acted upon only if, prior to the time so specified, it shall have been deposited with the Corporation or an agent thereof specified in such notice or if, no such time having been specified in such notice, it has been received by the secretary of the Corporation or by the chair of the meeting or any adjournment thereof at least one (1) hour before the time for holding the said meeting or any adjournment thereof.

10.16 Joint Shareholders. If two or more persons hold shares jointly, any one of them present or duly represented at a meeting of shareholders may, in the absence of the other or others, vote the shares; but if two or more of those persons are present or represented and vote, they shall vote as one the shares jointly held by them.

10.17 *Votes to Govern.* *At any meeting of shareholders every question shall, unless otherwise* required by the articles or by-laws or by law, be determined by a majority of the votes cast on the question. *In case of an equality of votes either upon a show of hands or upon a poll, the chair of* the meeting shall not be entitled to a second or casting vote, whether or not he is a shareholder.

10.18 Show of Hands. Subject to the Act, any question at a meeting of shareholders shall be decided by a show of hands, unless a ballot thereon is required or demanded as hereinafter provided. Upon a show of hands every person who is present and entitled to vote shall have one vote, subject to any provision of the Act restricting the ability of a proxyholder or alternate proxyholder to vote by way of show of hands where such person has conflicting instructions from more than one shareholder. Whenever a vote by show of hands shall have been taken upon a question, unless a ballot thereon is so required or demanded, a declaration by the chair of the meeting that the vote upon the question has been carried or carried by a particular majority or defeated and an entry to that effect in the minutes of the meeting shall be prima facie proof of the fact without proof of the number or proportion of the votes recorded in favour of or against any resolution or other proceeding in respect of the said question, and the result of the vote so taken shall be the decision of the shareholders upon the said question. Any vote referred to in section 10.17 and this section 10.18 may be held, subject to and in accordance with the Act, partly or entirely by means of a telephonic, electronic or other communication facility, if the Corporation makes available such a communication facility. Any person participating in a meeting of shareholders under section 10.04 or 10.05 and entitled to vote at that meeting may vote, subject to and in accordance with the Act by means of the telephonic, electronic or other communication facility that the Corporation has made available for that purpose.

10.19 Ballots. On any question proposed for consideration at a meeting of shareholders, and whether or not a show of hands has been taken thereon, the chair may require a ballot or any person who is present and entitled to vote on such question at the meeting may demand a ballot. A ballot so required or demanded shall be taken at such time and in such manner as the chair shall direct; however, a poll demanded on the election of a chairman or on a question of adjournment, shall be taken forthwith. A requirement or demand for a ballot may be withdrawn at any time prior to the taking of the ballot. If a ballot is taken each person present shall be entitled, in respect of the shares which such person is entitled to vote at the meeting upon the question, to that number of votes provided by the Act or the articles, and the result of the ballot so taken shall be the decision of the shareholders upon the said question.

10.20 Adjournment. The chair at a meeting of shareholders may, with the consent of the meeting and subject to such conditions as the meeting may decide, adjourn the meeting from time to time and from place to place. If a meeting of shareholders is adjourned for less than 30 days, it shall not be necessary to give notice of the adjourned meeting, other than by announcement at the earliest meeting that is adjourned. Subject to the Act, if a meeting of shareholders is adjourned by one or more adjournments for an aggregate of 30 days or more, notice of the adjourned meeting shall be given as for an original meeting.

SECTION ELEVEN
NOTICES

11.01 Method of Giving Notices. Any notice (which term includes any communication or document) to be given (which term includes sent, delivered or served) pursuant to the Act, the articles, the by-laws or otherwise to a shareholder, director, officer, auditor or member of a committee of the board shall be sufficiently given, subject to any provisions in the Act regarding certain types of communications or documents, if delivered personally to the person to whom it is to be given; if delivered to the person's recorded address or if mailed to such person at such recorded address by prepaid ordinary mail; if sent to such person at such recorded address by any means of prepaid transmitted or recorded communication; or by providing an electronic document subject to and in accordance with the Act. A notice so delivered shall be deemed to have been provided when it is delivered personally or to the recorded address as aforesaid; a notice so mailed shall be deemed to have been given when deposited in a post office or public letter box; and a notice so sent by any means of transmitted or recorded communication or by providing an electronic document shall be deemed to have been given when dispatched or delivered for dispatch. Except as otherwise specified in the Act, a notice so delivered shall be deemed to have been received when it is personally delivered; a notice so mailed shall be deemed to be received at the time it would be delivered in the ordinary course of mail and a notice so sent shall be deemed to have been received on the day it is transmitted. The secretary may change or cause to be changed the recorded address of any shareholder, director, officer, auditor or member of a committee of the board in accordance with any information believed by the secretary to be reliable.

11.02 Notice to Joint Shareholders. If two or more persons are registered as joint holders of any share, any notice may be addressed to all such joint holders, but notice addressed to one of such persons at their recorded address shall be sufficient notice to all of them.

11.03 Computation of Time. In computing the date when notice must be given under any provision requiring a specified number of days' notice of any meeting or other event, the day of giving the notice shall be excluded and the day of the meeting or other event shall be included.

11.04 Undelivered Notices. If any notice given to a shareholder pursuant to section 11.01 is returned on two consecutive occasions because the shareholder cannot be found, the Corporation shall not be required to give any further notices to such shareholder until informed in writing by the shareholder of a new address.

11.05 Omissions and Errors. The accidental omission to give any notice to any shareholder, director, officer, auditor or member of a committee of the board or the non-receipt of any notice by any such person or any error in any notice not affecting the substance thereof shall not invalidate any action taken at any meeting held pursuant to such notice or otherwise founded thereon.

11.06 Persons Entitled by Death or Operation of Law. Every person who, by operation of law, transfer, death of a shareholder or any other means whatsoever shall become entitled to any share, shall be bound by every notice in respect of such share which shall have been duly given to the shareholder from whom such person derives title to such share prior to the name and address of such person being entered on the securities register (whether such notice was given before or after the happening of the event upon which such person became so entitled) and prior to such person furnishing to the Corporation the proof of authority or evidence of entitlement prescribed by the Act.

11.07 Waiver of Notice. Any shareholder, proxyholder, director, officer, auditor or member of a committee of the board, or any other person entitled to receive notice of a meeting of shareholders or any other notice from the Corporation, may at any time waive any notice, or waive or abridge the time for any notice, required to be given to such person under the Act, the articles, the by-laws or otherwise, and such waiver or abridgement, whether given before or after the meeting or other event of which notice is required to be given, shall cure any default in the giving or in the time of such notice, as the case may be. Any such waiver or abridgement shall be in writing except a waiver of notice of a meeting of shareholders or of the board or a committee of the board which may be given in any manner.

11.08 Interpretation. In this by-law, "recorded address" means: in the case of a shareholder, the address as recorded in the securities register; in the case of joint shareholders, the address appearing in the securities register in respect of such joint holding or the first address so appearing if there are more than one; and in the case of a director, officer, auditor or member of a committee of the board, the latest address as shown in the records of the Corporation.

11.09 Electronic Documents. A requirement under these by-laws that a notice, document or other information be provided in writing may be satisfied by providing an electronic document and a requirement under these by-laws for a signature or that a document be executed, in relation to an electronic document, may be satisfied, in each case, if the requirements in the Act in respect thereof are met.

SECTION TWELVE
EFFECTIVE DATE AND REPEAL

12.01 Effective Date. This by-law shall come into force when made by the board in accordance with the Act.

12.02 Repeal. All previous by-laws of the Corporation are repealed as of the coming into force of this by-law. Such repeal shall not affect the previous operation of any by-law so repealed, or affect the validity of any act done or right, privilege, obligation or liability acquired or incurred under, or the validity of any contract or agreement made pursuant to, or the validity of any articles (as defined in the Act) or predecessor charter documents of the Corporation obtained pursuant to, any such by-law prior to its repeal. All officers and persons acting under any by-law so repealed shall continue to act as if appointed under the provisions of this by-law and all resolutions of the shareholders or the board or a committee of the board with continuing effect passed under any repealed by-law shall continue to be good and valid except to the extent inconsistent with this by-law and until amended or repealed.

The foregoing by-law was made by the directors of the Corporation on the 9h day of May, 2003 and was confirmed without variation by the shareholders of the Corporation on the ○ day of June, 2003.



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QUEBECOR MERRI
C A N A D A I N
Printed In Canada

Proxy

ANNUAL and SPECIAL MEETING OF MEMBERS OF

TENKE MINING CORP. (the "Corporation")

TO BE HELD AT SUITE 1320, 885 WEST GEORGIA STREET, VANCOUVER, B.C., CANADA, ON THURSDAY, THE 12TH DAY OF JUNE, 2003 AT 10:00AM.

The undersigned member ("Registered Shareholder") of the Company hereby appoints, Paul K. Conibear, President and CEO of the Corporation, or failing this person, William A. Rand, a director of the Corporation, or failing these persons, Sandra Kansky, Corporate Secretary of the Corporation, **or in the place of the foregoing,** ______________________________, as proxyholder for and on behalf of the Registered Shareholder with the power of substitution to attend, act and vote for and on behalf of the Registered Shareholder in respect of all matters that may properly come before the Meeting of the Registered Shareholders of the Company and at every adjournment thereof, to the same extent and with the same powers as if the undersigned Registered Shareholder were present at the said Meeting, or any adjournment thereof.

The Registered Shareholder hereby directs the proxyholder to vote the securities of the Corporation registered in the name of the Registered Shareholder as specified herein.

If any amendments or variations to the matters identified in the Notice of Meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

Resolutions (For full details of each item, please see the enclosed Notice of Meeting and Information Circular)

	For	Withhold
1. To reappoint PricewaterhouseCoopers LLP, Charterred Accountants, as the auditors of the Company for the ensuing year, at a remuneration to be fixed by the board of directors of the Company		
2. To elect as a director Adolf H. Lundin		
3. To elect as a director Paul K. Conibear		
4. To elect as a director John H. Craig		
5. To elect as a director Lukas H. Lundin		
6. To elect as a director William A. Rand		
	For	**Against**
7. To approve the enactment of new By-Law No. 1		
8. To grant the proxyholder authority to vote at his/her discretion on any other business or amendment or variation to the previous resolutions		

The undersigned Registered Shareholder hereby revokes any proxy previously given to attend and vote at said Meeting.

SIGN HERE:______________________________

Please Print Name:______________________________

Date:______________________________

Number of Shares Represented by Proxy __________
(If the number of shares represented by this Proxy form is not indicated by the Registered Shareholder, then it shall be deemed to represent that number indicated on the affixed label.)

THIS PROXY FORM IS NOT VALID UNLESS IT IS SIGNED AND DATED.

SEE IMPORTANT INFORMATION AND INSTRUCTIONS ON REVERSE

INSTRUCTIONS FOR COMPLETION OF PROXY

1. **This Proxy is solicited by the Management of the Corporation.**

2. **This form of proxy ("Instrument of Proxy") must be signed by you, the Registered Shareholder, or by your attorney duly authorized by you in writing, or, in the case of a corporation, by a duly authorized officer or representative of the corporation; and if executed by an attorney, officer, or other duly appointed representative, the original or a notarial copy of the instrument so empowering such person, or such other documentation in support as shall be acceptable to the Chairman of the Meeting, must accompany the Instrument of Proxy.**

3. **If this Instrument of Proxy is not dated** in the space provided, authority is hereby given by you, the Registered Shareholder, for the proxyholder to date this proxy seven (7) calendar days after the date on which it was mailed to you, the Registered Shareholder.

4. **A Registered Shareholder who wishes to attend the Meeting and vote on the resolutions in person,** may simply register with the scrutineers before the Meeting begins.

5. **A Registered Shareholder who is not able to attend the Meeting or any adjournment thereof in person but wishes to vote on the resolutions,** may do the following:

   (a) **appoint one of the management proxyholders** named on the Instrument of Proxy, by leaving the wording appointing a nominee as is (i.e. do not strike out the management proxyholders shown and do not complete the blank space provided for the appointment of an alternate proxyholder). Where no choice is specified by a Registered Shareholder with respect to a resolution set out in the Instrument of Proxy, a management appointee acting as a proxyholder will vote the resolution as if the Registered Shareholder had specified an affirmative vote; **OR**

   (b) **appoint another proxyholder, who need not be a Registered Shareholder of the Corporation, to vote according to the Registered Shareholder's instructions, by striking out the management proxyholder names shown and inserting the name of the person you wish to represent you at the meeting in the space provided for an alternate proxyholder. If no choice is specified, the proxyholder has discretionary authority to vote as the proxyholder sees fit.**

6. **The securities represented by this Instrument of Proxy will be voted or withheld from voting in accordance with the instructions of the Registered Shareholder on any poll** of a resolution that may be called for and, if the Registered Shareholder specifies a choice with respect to any matter to be acted upon, the securities will be voted accordingly. **In respect of proxies in which the shareholders have not specified that the proxy nominees are required to vote or withhold from voting in respect of the election of each of management's *nominees for directors and the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the board of directors of the Corporation*, the shares represented by proxies in favour of management nominees will be voted in favour of the election of each of management's nominees set out in the Management Proxy Circular as directors of the Corporation and in favour of the reappointment of PricewaterhouseCoopers LLP as auditors at a remuneration to be fixed by the board of directors of the Corporation. In respect of proxies in which the shareholders have not specified that the proxy nominees are required to vote for or against the enactment of new By-Law No. 1, the shares represented by proxies in favour of management nominees will be voted in favour of the enactment of new By-Law No. 1.** Further, if so authorized by this Instrument of Proxy, the securities will be voted by the appointed proxyholder with respect to any amendments or variations of any of the resolutions set out on the Instrument of Proxy or matters which may properly come before the Meeting as the proxyholder in its sole discretion sees fit.

7. If a Registered Shareholder has submitted an Instrument of Proxy, the Registered Shareholder may still attend the Meeting and may vote in person. To do so, the Registered Shareholder *must record his/her attendance with the scrutineers before the commencement of the Meeting and revoke, in writing, the prior votes.*

To be represented at the Meeting, this proxy form must be received at the office of COMPUTERSHARE TRUST COMPANY OF CANADA by mail or by fax no later than forty eight (48) hours (excluding Saturdays, Sundays and holidays) prior to the time of the Meeting, or adjournment thereof or may be accepted by the Chairman of the Meeting prior to the commencement of the Meeting. The mailing address is:

Computershare Trust Company of Canada
Proxy Dept., 100 University Avenue, 9th Floor
Toronto, Ontario M5J 2Y1
Fax: Within North America: 1-866-249-7775 - Outside North America: (416) 263-9524

TENKE MINING CORP.

(the "Company")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ________________

I confirm that I am the **REGISTERED** holder of ________________ shares of the Company. *(Common)*

SIGNATURE OF SHAREHOLDER: ______________________ DATE: __________

CUSIP: 879944 20 5

SCRIP COMPANY CODE: TNKQ

TENKE MINING CORP.

(the "Company")

Request for Interim Financial Statements

In accordance with National Instrument 54-102 of the Canadian Securities Administrators, registered and beneficial shareholders of the Company may elect annually to receive interim corporate mailings, including interim financial statements of the Company, if they so request. If you wish to receive such mailings, please complete and return this form to:

Computershare Trust Company of Canada
100 University Avenue
9th Floor
Toronto, ON
M5J 2Y1

NAME: ______________________________

ADDRESS: ______________________________

____

POSTAL CODE: ____________________

I confirm that I am the **BENEFICIAL** owner of ____________________ shares of the Company. *(Common)*

SIGNATURE OF SHAREHOLDER: ______________________________ DATE: ____________

CUSIP: 879944 20 5

SCRIP COMPANY CODE: TNKQ

TENKE MINING CORP.

1320 - 885 West Georgia Street
Vancouver, British Columbia
V6C 3E8

Tel: (604) 689-7842
Fax: (604) 689-4250

RENEWAL

ANNUAL INFORMATION FORM

For the Year
Ended December 31, 2002

Dated: May 8, 2003

TABLE OF CONTENTS

PRELIMINARY NOTES

EXCHANGE RATE INFORMATION

Tenke Mining Corp. reports its consolidated financial statements in United States dollars. All dollar amounts are stated in United States dollars, except where otherwise indicated.

The following table sets forth exchange rates in effect at the end of each of the periods indicated and the high, the low and the average rates for each of such periods for Canadian dollars expressed in United States dollars based on the noon buying rate in New York City for cable transfers in Canadian dollars as certified for customs purposes by the Federal Reserve Bank of New York (the "noon buying rate").

	Year Ended December 31		
	2000	**2001**	**2002**
High	0.6969	0.6241	0.6200
Low	0.641	0.6697	0.6619
Average[1]	0.6727	0.6458	0.6368
Period End	0.6669	0.6298	0.6327

Note[1]: The average of the exchange rates on the last day of each month during the applicable period.

DATE OF INFORMATION

All information contained in this AIF is as of December 31, 2002 unless otherwise stated.

FORWARD LOOKING STATEMENTS

This AIF contains certain forward-looking statements and information relating to Tenke that are based on the beliefs of its management as well as assumptions made by and information currently available to Tenke. When used in this document, the words "anticipate", "believe", "estimate" and "expect" and similar expressions, as they relate to Tenke or its management, are intended to identify forward-looking statements. This AIF contains forward-looking statements relating to, among others, compliance with environmental standards, the sufficiency of current working capital, the sufficiency of ore reserves, funding for proposed exploration and development activities, and the implementation of mining practices at Tenke's projects. The MD&A which is incorporated by reference within this AIF contains forward-looking statements relating to, among others, forecast capital and non-operating spending in respect of Tenke's mining properties. Such statements reflect the current views of the Corporation with respect to future events and are subject to certain risks, uncertainties and assumptions. Many factors could cause the actual results, performance or achievements of Tenke to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. Important factors are identified in this AIF under the headings "Trends, Uncertainties and Risks" and "Risk Factors." Other factors include, among others both referenced and not referenced in this AIF, changes in general economic conditions, and changes in business strategy. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected, the Corporation does not intend, and does not assume any obligation, to update these forward-looking statements.

TENKE MINING CORP.

CORPORATE STRUCTURE

NAME AND INCORPORATION

Tenke Mining Corp. ("Tenke" or the "Corporation") was incorporated by Articles and Memorandum on February 20, 1978 under the laws of the Province of British Columbia. Effective February 8, 1991, the common shares of the Corporation were consolidated on a 10 for 1 basis and the name of the Corporation was changed from Eurocan Ventures Ltd. to Consolidated Eurocan Ventures Ltd. Also effective February 8, 1991, the authorized capital of the Corporation was increased from 5,000,000 post-consolidated common shares to 50,000,000 common shares. Effective April 19, 1994, the Corporation was continued as a federal corporation under the Canada Business Corporations Act with unlimited share capital and ceased to be a company within the meaning of the British Columbia Company Act. On January 9, 1997 the Corporation filed Articles of Amendment to change the name of the Corporation from Consolidated Eurocan Ventures Ltd. to Tenke Mining Corp. Effective June 22, 1999, the shares of the Corporation were consolidated on a 5 for 1 basis.

The Corporation's registered office is located at Suite 1100, 888 Dunsmuir Street, Vancouver, BC V6C 3K4. The Corporation's *principal office is located at Suite 1320, 885 West Georgia Street, Vancouver, BC V6C 3E8.*

INTERCORPORATE RELATIONSHIPS

The following diagram illustrates the intercorporate relationships among the Corporation's active subsidiaries, which are owned directly or indirectly by the Corporation, their jurisdiction of incorporation and the percentage of voting securities beneficially owned, or over which control or direction is exercised, by the Corporation. None of the following subsidiaries has any non-voting securities outstanding.


Tenke Mining Corp.
(Canada)
100%
Frontera Holdings (Bermuda) I Ltd.
(Bermuda)
100%
Tenke Holdings Ltd.
(Bermuda)
100%
Frontera Holdings (Bermuda) II Ltd.
(Bermuda)
100%
Lundin Holdings Ltd.
(Bermuda)
55%
Tenke Fungurume Mining Corp.
SARL (DRC)
100%
Desarrollo de Prospectos
Mineros SA
(Argentina)
100%
Minera Frontera del Oro SCM
(Chile)

Unless the context indicates otherwise, a reference in this Annual Information Form to "Tenke" or the "Corporation" includes subsidiaries of the Corporation.

GENERAL DEVELOPMENT OF THE BUSINESS

The Corporation is a mineral resource corporation engaged in exploring for, developing and acquiring precious and base metal properties. The Corporation has two key assets; the Tenke Fungurume copper/cobalt deposits in Katanga Province, Democratic Republic of Congo (DRC) and a large collection of strategically located gold and base metal exploration properties in central and southern Argentina.

Tenke Fungurume Copper/Cobalt Project

The Tenke Fungurume copper/cobalt deposit is a world class project which is in its advanced stage of pre-construction development. Since securing its rights to a 55% interest in the Tenke Fungurume Project in 1996, the Corporation, through its subsidiaries, has spent approximately US$38 million on exploration, pre-development studies and infrastructure construction on the Project.

A feasibility study was initiated in 1997, which included resource calculations, mine planning, process design and test work, environmental baseline studies, infrastructure design and layout and tailings management studies. In addition to work on the feasibility study, TFM carried out a successful exploration programme during the period May to November, 1997 in the Dipeta Syncline which dramatically expanded the concession mineral resources, and the Corporation also invested significantly in rebuilding local infrastructure during late 1996, 1997 and 1998.

During the 15-month period ended December 31, 1998 the Corporation continued toward finalization of the feasibility study, including the establishment of long-term power, rail and sulphur supply contracts and the appointment of two specialist firms to provide engineering support services during the pre-commitment phase of the Project and to provide management support in the area of project mobilization activities. A draft feasibility study was prepared for initial production of 100,000 tonnes per annum ("tpa") of copper for the first 4 years rising to production of 200,000 tpa from years 5 through 15. Cobalt production associated with this development scenario was expected to be approximately 6,000 tpa, rising to 13,000 tpa. During 1998, the Corporation also entered into discussions with a number of major mining companies with respect to the participation in the Project and parallel discussions regarding project debt financing were well advanced.

Completion of a bankable feasibility study and conclusion of funding for the development of the Project were severely disrupted following the outbreak of hostilities in the DRC in August 1998. All debt financing discussions were suspended; however, discussions continued with potential equity partners and in December 1998, the Corporation successfully concluded an option agreement with BHP Copper Inc. (now BHP Billiton ("BHPB")) which established a formal structure for BHPB to acquire, directly or indirectly, a controlling interest in the Project.

On February 23, 1999, as a result of continuing military turmoil and political events in the DRC, the Corporation issued a declaration of *force majeure*. The situation in the DRC materially affected the conditions of development and operation of the Project (including power supply, transportation and construction resources), undermined the draft feasibility study prepared by the Corporation and made it impossible to produce a final bankable feasibility study.

During the course of 2000 and beyond, Tenke worked closely with BHPB on their preparation of technical and economic studies to start the Project on a smaller scale. This smaller scale project which was agreed in principle by the DRC authorities is intended to mitigate the affects of the DRC conflict and to allow the commencement of operations on this renowned deposit earlier than would be possible for the much larger plant.

As part of the strategy to advance the project, Phelps Dodge Corporation entered into an agreement with BHPB and Tenke, whereby Phelps Dodge had the opportunity to earn up to one-half of BHPB's position. This approach was taken as a further mitigating measure to deal with the sustained conflict in the country, and to provide opportunities for earlier development of the deposit through risk sharing.

Conditions have been gradually improving in the DRC since 2001. UN peace keeping troops have been deployed to various parts of the country, international involvement in support of a new transitional government is strong, and Katanga Province is expected to be one of the first regions of the DRC to return to a stable business environment.

In September, 2002, Phelps Dodge replaced BHP Billiton as option holder to acquire a controlling interest and operating rights on the project. Phelps Dodge, the world's second largest copper producer, has committed to continue working with Tenke to implement a development strategy and to hopefully advance the project as country conditions improve. Since early 2001, Phelps

Dodge has played a key role in the project and all negotiations in the DRC as an integral part of the Tenke project consortium. On September 13, 2002, BHP's former responsibilities under the option agreement with Tenke were formally transferred to Phelps Dodge.

A development strategy of starting the project in a smaller scale than previously contemplated continues to advance, but will be subject to successful conclusion of discussions being held with the DRC government and the state mining company Gecamines, who currently control 45 % of the project. Phelps Dodge have an option with Tenke Mining Corp to take a controlling interest in the project under certain conditions, including restructuring of the current ownership distribution.

On July 11 2002, the DRC parliament approved a World Bank sponsored new DRC Mining Code largely replacing government mineral property ownership (such as the large ownership position currently held by the state company Gecamines) with a regime of duties, export taxes and corporate income tax. This new Mining Code is expected to be a favorable development for DRC mining projects. The new Code, combined with recent trends towards increased stability within the DRC may provide opportunities to advance the Tenke Fungurume project in 2003. While the Tenke Fungurume project remains in force majeure, the Company is optimistic that continued progress leading to a sustainable peace and government stability is possible. Recently, the government of President Kabila made substantial progress in negotiations with Rwanda and Uganda and the various government opposition forces by agreeing to the composition and mandate for a transitional government made up of representatives from each of the DRC factions. Successful implementation of the broad based transitional government will be fundamental to enabling the DRC to return to an investment climate under which Tenke Fungurume can advance to become a producing mine.

Argentine Exploration Projects

As the DRC conflict became protracted, the Corporation decided to diversify its efforts and a decision was made to focus on copper and gold exploration investment in Argentina. The Corporation's majority shareholders and senior management had extensive experience in Argentina from past investments which were very successful. Tenke believes Argentina has excellent potential for future discoveries of large gold and copper deposits, the country has an attractive mining fiscal regime, and Argentina is under-explored.

By November 1999, the Corporation concluded a series of option agreements to acquire a 100% interest in certain mining concessions known as the "Vicuna Property", at high elevations in the Andes, straddling the border between Argentina and Chile. Following the first season of exploration by the Corporation, in September 2000, the Corporation granted Rio Tinto Mining and Exploration Limited ("Rio Tinto") an option to earn a 51% interest in the project by funding additional work commitments over a 4 year period. After the first phase of Rio Tinto sponsored drilling which produced some interesting intercepts of copper and silver but only modest intercepts of gold, Rio Tinto withdrew from the project in June 2001.

The Vicuna Property is a copper/gold exploration project located in San Juan province, Argentina and originally encompassing land in Chile as well. The first season of exploration included construction of 45 kilometres of access roads, soil and rock geochemical programs, an MMI geochemical survey, 60 km^2 of geologic mapping, 3,720 metres of trenching, a ground magnetic survey and a combined IP/CSAMT electrical survey. The work defined five (5) exploration targets areas that were tested during the 2000/2001summer season. During 2000/2001 a total of 3,986 metres of reverse circulation drilling in 24 holes were completed and resulted in the discovery of significant copper/silver/gold mineralization at the Filo del Sol target. Key intercepts included: 168 metres at 0.86% Cu, 33 g/t Ag, 0.23 g/t Au - open at depth; and 118 metres at 0.51% Cu, 81 g/t Ag, 0.38 g/t Au - open at depth. Holes in other areas throughout the project were also interesting geologically and warrant further work.

On August 1, 2001, a portion of the Vicuna Property land position known as the "Tamberias property" in Chile was relinquished. Exploration results carried out on the Tamberias ground did not warrant the escalating option payments required to maintain rights over the property.

In December 2001, the Corporation fulfilled its obligations to earn a 100% interest in the strategic Westward/Cameco ground portion of the Vicuna Property in Argentina, where exploration results were most favorable (the "Los Caballos Property"). Further exploration at Vicuna is planned and will be carried out in conjunction with progress made on new nearby concessions acquired in 2002.

Over the course of 2002, the Corporation significantly expanded its presence in Argentina. Tenke compiled a comprehensive digital database containing detailed landsat imagery, geology and field data covering the entire country. From this information and field investigations, Tenke assembled an extensive land package totaling over 958,000 hectares, comprising numerous prospective mineral properties. A large multi-project exploration program for 2003 has been funded by the Corporation which initially focuses on two properties: the Batidero Project, adjacent to and directly west of the Vicuna Property, and the Alto Rico Project, located in the Patagonia region of Argentina. Other projects will be activated as exploration progresses and resources are available. With the geographical diversity of its land holdings, exploration throughout the Company's project areas in Argentina will be year round.

Trends, Uncertainties and Risks

Tenke Fungurume

The uncertainties and risks of developing a property in the DRC are significant, but improving conditions in the DRC since 2001 have given Tenke confidence that the investment climate in the country is changing for the better. The transitional government now agreed with President Joseph Kabila is expected to further enable sustained improved conditions once it becomes functional, however there is no guarantee that the civil conflict which disrupted the Corporation's activities in late 1998 will not return. Never-the-less, throughout this period, Tenke has kept its assets in good condition, maintained full time staff at the site and at its main office in Lubumbashi, and mitigated the effects of the conflict with careful management of the assets, establishment of relationships with mining industry leaders such as BHP and Phelps Dodge, and defined a small scale start to the project to help minimize future investment risks.

The Corporation has initiated meetings with Gecamines, the DRC State mining company, and at the highest levels in the Government ministries to discuss revised plans for the proposed development of Tenke Fungurume. Though these discussions have been frequently disrupted by government authority changes and related uncertainties, dialogue has progressed, and has been aided by the initiatives of the World Bank to help position the country and investors to a point were investment in the DRC mining industry can return. The Corporation is optimistic about the prospects of advancing the Tenke Fungurume project, however, the conditions which will be appropriate for the Corporation to re-start significant activity are not yet in place, and it will take some time before a durable peace is proven to be sustainable in the DRC. The Corporation remains in *force majeure* on its commitments, and as there are many factors still beyond the Corporation's control, it is impossible to determine when this condition might be lifted.

In the meantime, Phelps Dodge have maintained their commitments and funding of the running costs of Tenke Fungurume as governed by their earn-in agreement with Lundin Holdings Ltd. There is no guarantee that Phelps Dodge will continue their yearly renewals of this option agreement. If they do not, the Corporation will be responsible for ongoing care and maintenance costs and ultimate development of the project.

Argentina Gold and Base Metals Exploration

The nature of mineral exploration is high risk. Exploration to date at the Vicuna Property produced favorable copper mineralization results, and there is optimism that additional drilling will produce an expanded mineralized zone, however much further work is required and results could vary considerably. Exploration at other new project areas is at a very early stage with mineral potential unknown at this point, although these new projects are considered highly prospective, and Tenke's exploration team is lead by senior individuals with an excellent track record for discovery in Argentina.

Many of the concessions are at high altitude, and exploration periods are relatively short due to the severe high Andes winter. Therefore ongoing exploration is relatively costly, and requires careful planning and specialized staff and contractors to successfully manage the next phases of work. The Corporation has projects spread throughout the country and given this geographical diversity, exploration is possible year round.

Political and economic challenges over the last two years in Argentina have been highly publicised, and recent national elections (late April 2003) were inconclusive such that a run off election will have to be held between two remaining candidates. Economic conditions have shown improvement over the last 12 months, and the peso which was dramatically devalued in 2001 has started to partially recover. A return to prosperity in Argentina is expected to take several years of political stability, good governance and responsible fiscal policy, however Tenke has a positive long term outlook on the future of Argentina.

NARRATIVE DESCRIPTION OF THE BUSINESS

TENKE FUNGURUME PROJECT

Location, Access and Property Description

The Tenke Fungurume Project is situated on two concessions totalling 1,437 square kilometres. It is situated about 175 kilometres northwest of Lubumbashi, the administration center of Katanga Province (Shaba) in southeastern Democratic Republic of Congo ("DRC").

The main highway, the main railroad (both in poor repair), and the main power line connecting Kolwezi and Likasi with Lubumbashi pass through the project. Kolwezi and Likasi are about 30 kilometres west and southeast respectively from the project. Scheduled air service is available between Lubumbashi and the capital at Kinshasha, as well as from Johannesburg, South Africa and Ndola, Zambia to Lubumbashi. An airstrip on the concession can accommodate Hercules, C130's and small passenger jets. Port facilities at Matadi can be accessed via rail, river barges, and another rail link. Port facilities at Dar-es-Salaam, Tanzania and New London (near Durban) South Africa can be accessed by rail. Most copper and cobalt product and bulk mine consumables are shipped between the DRC and ports in South Africa as the primary transport route.

The concessions are relatively sparsely populated with people living in scattered villages and carrying out subsistence farming. The area surrounding the deposits is estimated to have 26,000 people and includes two larger towns. At the western end of the area to be exploited is Tenke (est. - 6,500 people) and at the eastern end Fungurume (est. - 16,000 people).

Hydroelectric generated power via the main Katanga grid and an existing substation are available on the property. Water in streams, rivers, and wells on the property will supply water for the project.

Elevations on the concession range from 1,200 metres to 1,500 metres above sea level, with most of the known copper-cobalt deposits forming hills and ridges.

Climate at the deposit area is subtropical. Most of the 1,160 millimetres of rainfall occurs between October and March, with monthly maximums on the order of 400 millimetres. The dry season is usually from April to September. Air temperatures range from rare night time lows of 0°C in June/July to daytime highs approaching 40°C in October.

History and Previous Work

Drill programs at the Tenke Fungurume Project commenced in 1918. Studies emphasizing the oxide resource were first undertaken by the Bureau d'Etudes Metallurgiques between 1943 and 1963. The property has been studied by Union Miniere, La Generale des Carrieres et des Mines ("Gécamines"), and by Societe Miniere de Tenke Fungurume ("SMTF") between 1970 and 1978. Prior to 1970, some 103,949 metres of diamond drilling in 407 holes, 12,083 metres of underground workings, and 114,792 metres of surface pits and trenches tested the property.

SMTF was the local operating arm of partners Charter Consolidated Ltd.(28%), Amoco Minerals Co.(28%), Templesman and Son (3%), Omnimine (7%), Mitsui (14%), and the then Zairan Government (20%) and expended some $280,000,000 on exploration, various studies, equipment, and improvements between 1971 and 1978. Some of the equipment was sold when SMTF pulled out of the project, but substantial improvements remain on the property. These include the asphalt runway, several rail sidings and spurs, a crushing and block making plant, a quarry, water wells, a one million gallon water tank, a township with housing and recreational facilities, and some partially completed steel frame buildings (shops, laboratory and storage buildings).

SMTF re-sampled and mapped 10,800 metres of underground workings and mapped the surface of the property, including cleaning all accessible trenches. Additional trenches were dug to test specific targets. From 1971 to January 1976, SMTF drilled 480 diamond core holes (including some condemnation drilling) totaling 57,975 metres. Notwithstanding receipt by SMTF of a positive prefeasibility in July 1976, metals prices and civil unrest led SMTF to abandon the project in 1978 after expenditure of some $280,000,000.

Metallurgical recoveries in the order of 94% for copper and 78% for cobalt were suggested by test work as appropriate for oxide ores, with 90% for copper and 80% for cobalt indicated for sulfide ores. Given a combination of flotation and hydrometallurgical treatment to exploit mixed ores, overall recoveries were expected to be slightly lower.

The property then reverted to Gécamines. Between 1986 and 1992, Gécamines reports undertaking 10,328 metres of pits and trenches and drilling 83 new holes totaling 8,635 metres.

In late 1995, the property was put out for tender and after a lengthy bidding process Mr. Adolf H. Lundin was awarded the right to acquire a 55% joint venture interest in the concession in July 1996. The Corporation subsequently acquired Mr. Lundin's interest pursuant to agreements dated November 30, 1996.

Ownership

The Corporation, through its indirect wholly-owned subsidiary, Lundin Holdings Ltd. ("Lundin Holdings") holds a 55% interest in Tenke Fungurume Mining SARL, the owner and operator of the mining concessions, subject to the right of Phelps Dodge to earn a minimum 45% interest in the Project. La Generale des Carrieres et des Mines ("Gecamines"), the State-owned mining company, holds the remaining 45% interest.

Lundin Holdings has an option to make the following payments to Générale des Carrières et des Mines ("Gécamines") in respect of the Tenke Fungurume Project:

- $50,000,000 on completion of transfer of interest (payment made in May 1997);
- $50,000,000 upon electing to place the project into commercial production. This election is to be made within 120 days from the date of delivery of a bankable feasibility study on the project, such feasibility study to be delivered within 24 months of the effective date of the agreement, i.e. 24 months from May 1997). The requirement to deliver the bankable feasibility study will be extended by the period which the project is under force majeure, plus such additional time as may be required to restore the project to the same status as before the declaration of force majeure; and
- $150,000,000 within 72 months of the effective date, i.e. by May 2003. This date will be adjusted according to the extensions granted by the conditions related to force majeure.

Lundin Holdings has commitments to complete a bankable feasibility study and an exploration drilling programme. Lundin Holdings is also committed to advance and arrange financing for future capital expenditures if it elects to place the property into production. In addition, within the TFM Mining Convention, there exists an obligation for Gecamines and Lundin Holdings to reach agreement on the value of an ore stockpile and certain buildings and fixtures existing on the property. When this has been agreed upon, Lundin Holdings will be obligated to make a cash capital contribution in an amount representing 55% of the agreed value; such value not to exceed $10 million. To date, this valuation has not been finalized as a result of factors beyond the Corporation's control. The Corporation's declaration of force majeure on February 23, 1999 has the effect of adjusting all time periods and dates under the Corporation's agreements with the Government and Gécamines.

Prior to the most recent "small-scale plant" studies by former option holder, BHP Billiton, (BHPB), the first phase of the project was expected to involve the development of a mine, processing plant, and all associated infrastructure, to produce 100,000 tonnes per annum ("tpa") of copper cathode and up to 8,000 tpa of cobalt cathode. The estimated total cost of development is in excess of $400 million. Future phases will require significant further amounts of capital as justified by the economics of the project. Until the outbreak of hostilities in the DRC, management of the Corporation was of the opinion that funding was available for the development of the Project, involving both equity funds and non-recourse debt financing. Discussions with potential equity partners were at an advanced stage and near final terms had been agreed with a consortium of bankers. With the outbreak of hostilities in the DRC in August 1998, all debt financing discussions were suspended. These discussions are not expected to resume until the situation in the DRC is satisfactorily resolved and debt financing again becomes available for large projects.

In December 1998 the Corporation had entered into an option agreement with BHPB which contemplated four (4) renewable one year terms to earn-in. The option agreement established a formal structure for BHPB to acquire, directly or indirectly, as hereinafter provided, a minimum of a 45% ownership interest in the Project and which had the objective of leading to the development of the Project. In January 2000, the option agreement was amended, whereby an extension of an additional 1-1/2 years was granted to BHPB. In March 2001, the option agreement was further amended to provide BHPB with the unilateral right to extend the term of the option for up to three (3) renewal periods expiring on December 15, 2004. In September 2002, Phelps Dodge replaced BHPB as option holder with Tenke. On September 13, 2002, BHPB's former responsibilities under the option agreement with Tenke were formally transferred to Phelps Dodge.

It is Phelps Dodge's intention to undertake a detailed review of the Project, renegotiate the underlying commercial agreements and, if warranted, exercise the option and pursue development of the Project in accordance with a bankable feasibility study. Assuming the Project's underlying commercial agreements are renegotiated to Phelps Dodge's satisfaction, Phelps Dodge will then conduct feasibility work to supplement the Project's existing draft feasibility study. If Phelps Dodge chooses not to begin construction of the Project within a designated period, then Phelps Dodge must withdraw from the Project, subject to its rights, including but not limited to, a retained equity interest. Phelps Dodge will, as long as the agreement remains in force, fund certain ongoing Project expenditures. In the event Phelps Dodge exercises its option and develops the Project, it will fund development costs up to an amount ranging between US$600 and US$900 million prior to the Corporation having any obligation to contribute development funding. The Phelps Dodge agreement provides for project funding only and does not fund the Corporation's corporate costs, which remain the responsibility of the Corporation.

The Corporation has recorded expenditures, net of write-down to fair value, in respect of the Tenke Fungurume Project as at December 31, 2002, as follows:

$162,541,375	Acquisition Costs (Stock issues and 1st transfer payment)
38,510,388	Feasibility studies, exploration, and infrastructure construction
$201,051,763	
99,051,763	Write-down to fair value
$102,000,000	

As at December 31, 2002, the Corporation has received option payments from BHPB and Phelps Dodge amounting to $7,592,952 to support the ongoing care and maintenance of the Tenke Fungurume Project since late 1998.

Geology

Carbonate hosted copper-cobalt deposits are found as stratabound deposits in Late Proterozoic age Roan Series (Shaban Supergroup) rocks. These units, formerly termed Katangan, form a broad, strongly folded and faulted arc from Kolwezi in the west through Likasi and Lubumbashi into Zambia in the southeast. The Tenke Fungurume Project concession lies in the northwestern sector of this overturned belt of synclines and anticlines. Major copper-cobalt deposits are located in the most strongly deformed zones along the axis of the arc.

In most sediment host copper deposits, mineralization is restricted to shales and sandstones, whereas, at the Tenke Fungurume Project hosts are shaley, dolomitic units. The grades at Tenke Fungurume are several times higher than the average at shale or sandstone deposits.

Significant copper-cobalt mineralization at the Tenke Fungurume Project is restricted to two 5 to 15 metre beds near the base of the Middle Roan Group. The Lower Ore Body occurs in a thinly banded siliceous shale (copper and cobalt along bedding planes) averaging 5 metres thick and in the upper 0-5 metres of an underlying, laminated dolomitic shale unit. The Upper Ore Body occurs in the lower 10 metres of a 100 metres thick, finely laminated, locally graphic dolomitic shale. Copper and cobalt are found disseminated through the unit and along laminations, joints and fractures.

Thrusting and faulting have broken and displaced the folded Roan sediments into rotated and isolated blocks with an area ranging to ± 10 square kilometres. Near surface blocks, which are mineralized, form distinctive treeless hills reflecting the siliceous nature of the mineralization and the toxic effects of the very high copper concentrations.

Mineralization

The predominant economic sulfide minerals are chalcocite and digenite with subsidiary bornite and rare carrollite and chalocpyrite. Depth of oxidation is variable given the faulted and folded nature of the deposit, but extends as deep as 250 metres at Fungurume. Sulfide "ores" are rarely found within 50 metres of surface. A mixed zone (≥ 15% sulfide < 85% oxide) hosts limited supergene enrichment, with chalcocite and associated digenite as secondary copper minerals. Economic mineralization in the oxide zone, generally extending to 50 to 150 metres below surface, is primarily as malachite, pseudomalachite, and chrysocolla. Heterogenite is the major oxide cobalt mineral.

Feasibility Study

A draft feasibility study has been prepared for initial production of 100,000 tonnes per annum ("tpa") of copper for the first 4 years rising to production of 200,000 tpa from years 5 through 15. Associated cobalt is approximately 6,000 tpa, rising to 13,000 tpa.

The draft feasibility study does not attempt to present an optimized plan for the development of the concessions. The principal purpose was to provide a bankable document and it is based on only utilizing 85 million tonnes of ore with an average extraction grade (acid soluble) of 3.19% copper and 0.29% cobalt. The large resource provides substantial scope to improve on the results of the study in the future.

Completion of the feasibility study and conclusion of funding for the development of the project were severely disrupted following the outbreak of hostilities in the DRC in August 1998. As a result, the Corporation issued a declaration of force majeure on February 23, 1999. This has the effect of adjusting all time periods and dates under the agreements.

Exploration and Development Activities

TFM carried out a successful exploration program during the period May to November 1997 in the Dipeta Syncline. The results of the exploration program added 197 million tonnes of drill-indicated resources grading 4.4% copper and 0.22% cobalt inferring a new in-situ resource containing 8,600,000 tonnes of copper and 442,000 tonnes of cobalt.

Mining

The Tenke Fungurume deposits will be initially mined by conventional open-pit methods. However underground methods will be applicable for the deeper sulphide ores.

The initial pits will be mined in 5 metre benches for ore and 15 metre benches for waste using diesel hydraulic shovels and matching trucks. The ore will be stockpiled at the pit rim for blending to maintain consistent grades of cobalt and copper and gangue acid consumption. 100 tonne road trucks will haul ore scheduled for treatment to the main crusher at Fungurume.

The high grade of ore at Tenke and Fungurume results in a daily tonnage of approx. 8,500 tonnes per day ROM ore per each 100,000 tpa of copper cathode. During the 15 years, stripping ratios are initially low, about 3 to 1, but will increase gradually as the open pits become deeper. There is little or no pre-stripping requirement as the ore outcrops on surface. Mining will commence 6 months ahead of metallurgical treatment to prepare ore faces at the open pit and to accumulate broken ore stockpiles.

Processing

The initial process plant originally planned in the base case study considered a nominal capacity of 100,000 tpa of copper cathode and 8,000 tpa of cobalt. Mined ore is crushed and conveyed to a conical stockpile. Ore is reclaimed from the stockpile and prepared for leaching in a conventional SAG mill circuit. To minimise acid consumption, water used in grinding is removed prior to leaching. Water removal is accomplished utilising belt filters.

Raffinate from copper solvent extraction, containing significant acid, is combined with replacement acid and is used to slurry the ground ore. The slurry is then agitated for approx. 2.5 hours in a series of agitated tanks while the acid dissolves copper and cobalt bearing minerals. The solubilised metals are contained in the aqueous solution of the slurry. To remove the solution and prevent metal losses to the discard stream, the solution is recovered by separating it from the solids in a combination of a thickener and filters. The filter cake is washed to minimise metal losses.

After removal of the leach solution, the residual solids have no economic value and are therefore discharged to a tailing impoundment area for storage. The leach solution proceeds to solvent extraction and electrowinning (SX/EW) to recover copper metal. A cobalt bleed stream is treated to remove impurities and the resulting solution then proceeds to the cobalt SX/EW where the cobalt is recovered as a metal.

Copper recoveries from Kwatabala are estimated at 92% and cobalt at 80%. The base flowsheet has been tested and confirmed with numerous batch tests and continuous pilot plant runs.

Sulphur Systems/Water/Power Supply

Sulphur will be back-hauled to site on unit trains, which carry the copper and cobalt to the port at Richards Bay or Durban. Sulphur will be fed to an acid plant to provide acid and sulphur dioxide, the latter being used in the leach process.

Underground water will be the primary source of both potable and process water. Water exists in major acquifers close to the site of all the major activities. A treatment plant will purify the water before it is used for human consumption.

Prior to the declaraton of *force majeure* by TFM, a long-term power supply agreement to secure power from SNEL, the national power utility in DRC, had been finalized. This agreement was expected to deliver reliable, low cost power to the mine site from the 1,000 Mw Inga hydroelectric power station on the Congo river and from four other smaller hydroelectric power stations in Katanga. A robust network of transmission lines brings the power to an existing substation located on the Tenke Fungurume Mining Concession.

Transport Logistics

A rail haulage heads of agreement had been negotiated with a South African entity prior to the declaraton of *force majeure* by TFM. Unit trains hauling copper, cobalt and sulphur in purpose built containers formed the basis of the arrangement. Rail track access rights will be concluded with the National Railways for each country on the rail route from Durban/Richard's Bay to the mine site in Katanga, DRC. Mine supplies will be brought to site by rail or by truck.

A secure warehouse is expected to be leased in Durban for the purpose of receiving and storing, under secure arrangements, copper and cobalt received from the mine by rail or road. Export consignments in break-bulk or container mode would then be prepared at the warehouse by a warehouse operator under the direction of TFM management.

Environmental, Heath and Safety

The Corporation's policy is to comply with legal requirements as a minimum, and go beyond those where necessary to conduct its business responsibly in accordance with the principles of economically sustainable development.

Golder Associates of Berkshire, England have overseen the preparation of an environmental baseline study and have reviewed the significant environmental issues that must be considered to effectively permit and develop the Tenke Fungurume Project and note the following issues:

- A program to collect and preserve plant materials will need to be established for the area and this may involve transplanting protected plants so they can be used later for reclamation.
- The influx of people for the project may stress some local services. TFM plans to provide technical input to the community to assist with this issue.

Golders have concluded that the information and knowledge gained throughout the environmental baseline data collection process, combine to suggest that there will be no undue impact from an environmental perspective.

Resources

The full extent of the deposits have not yet been fully assessed, but work performed on the concessions from the 1920's until the present time indicates ore deposits in excess of 500 million tonnes. Initial mineable reserves are estimated to be approx. 85 million tonnes of oxide ore at an average acid-soluble grade of 3.19% copper and 0.29% cobalt fully diluted. All of this is in the proven and probable categories. This is sufficient for a mine life of 15 years at 100,000 tpa of copper for the first 5 years and 200,000 tpa thereafter. The concessions contain extensive high-grade mineral resources that are amenable to conventional solvent extraction/electro-winning processing technology. Measured and indicated resources presently stand at 233 million tonnes with an average grade of 2.9% total copper and 0.30% total cobalt. Inferred resources amount to a further 314 million tonnes grading 4.0% copper and 0.25% cobalt. The inferred resources include 197 tonnes of new resources grading 4.4% copper and 0.22% cobalt in the Dipeta Syncline established by the exploration programme carried out by Lundin Holdings in 1997.

Mineral Resources Statement

The statements in the following table comply with the requirements of "Mineral Resource/Reserve Classification: Categories, Definitions and Guidelines for Public Reporting" a Report of the Ad Hoc Committee on Mineral Resource Classification of the Canadian Institute of Mining, Metallurgy and Petroleum as revised 15 February 1996 (the "Report").

The statements are based on and accurately reflect information compiled by the Competent Person, as defined in the report, named in the notes to the table. The Competent Person has relevant experience in relation to the mineralization being reported on by them to qualify as a Competent Person as defined in the Report.

Mineral Resources represent the tonnage and grade of In-Situ mineral occurrences from which minerals or metals may be economically recovered once technical and economic viability have been established.

IDENTIFIED MINERAL RESOURCES
(Note: Tenke Mining Corp. has a 55% beneficial interest in the Resources shown.)

	Million Tonnes	% TCu	% ACu	% TCo	% ACo
Measured					
Oxide	64.3	3.6	3.3	0.35	0.31
Mixed	71.7	3.1	1.5	0.30	0.19
Sulphide	2.1	4.4	0.5	0.31	0.12
Total	138.1	3.3	2.4	0.32	0.24
Indicated					
Oxide	29.1	2.5	2.2	0.33	0.28
Mixed	65.8	2.1	1.2	0.25	0.17
Sulphide	0.3	3.8	0.4	0.35	0.13
Total	95.2	2.2	1.5	0.27	0.20
Measured and Indicated					
Oxide	93.4	3.2	3.0	0.35	0.30
Mixed	137.5	2.6	1.4	0.27	0.18
Sulphide	2.4	4.3	0.5	0.32	0.12
Total	**233.3**	**2.9**	**2.0**	**0.30**	**0.23**
	Million Tonnes	% Tcu	% ACu	% TCo	% ACo
Inferred - Tenke & Fungurume					
Oxide	14.9	3.1	1.1	0.43	0.11
Mixed	28.0	2.2	0.9	0.29	0.16
Sulphide	74.6	4.1	0.1	0.26	0.00
Sub-Total	117.5	3.5	0.4	0.29	0.05
Inferred - Dipeta Syncline					
Oxide	49.7	5.2	4.7	0.26	0.17
Sulphide (including Mixed)	147.1	4.1	0.4	0.21	0.06
Sub-Total	196.8	4.4	1.5	0.22	0.09
Total Inferred – All Sources	**314.3**	**4.0**	**1.1**	**0.25**	**0.07**
	Million Tonnes	% TCu	% ACu	% TCo	% ACo
Global – Incorporating Measured, Indicated and Inferred	**547.6**	**3.5**	**1.5**	**0.27**	**0.14**

TCu - Total copper grade
TCo - Total cobalt grade
ACu - Acid soluble copper grade
Aco - Acid soluble cobalt grade

Notes to the Resource Statement

1. The competent person for the Mineral Resources statement is Alan King, a consultant to Tenke Fungurume Mining SARL. a 55% owned subsidiary of Tenke Mining Corp.
2. The resources are hosted in two folded and faulted mineralised sedimentary horizons, mainly the RSF and SD rock units. The primary sulphide mineralisation occurs in layers conformable with the bedding of the host rocks, the oxide mineralisation occurs in the bedding and in fractures and pockets in the host and surrounding rocks.
3. Sulphide resources are defined as mineralisation where the acid soluble copper comprises less than 15% of total copper content.
4. Mixed resources are defined as mineralisation where the acid soluble copper comprises more than 15% and less than 85% of total copper content.
5. Oxide resources are defined as mineralisation where the acid soluble copper comprises more than 85% of total copper content.
6. The geological and assay data are generated from records of 173km surface drilling, trench sampling and underground adit sampling, generated by Union Minière du Haut Katanga, Gecamines, and SMTF and validated by Kilborn SNC Lavalin Europe Ltd. and the Corporation as part of the Corporation's Draft Feasibility Study.
7. Tonnage and grade interpolation of the Mineral Resource are predominantly estimated using geostatistical methods using inverse distance weighting for block matrices in a grade envelope constrained block model.
8. In areas of low density, or in areas not computer modelled, interpolation is by manual estimation techniques.
9. New drilling results at the Kwatebala deposit have been used for data confirmation exercises, but have not yet been used to extend the resource base.
10. Variation of the Mineral Resource from the previous year is the result of the Corporation's new interpretation and modelling of historical, manually derived estimates.
11. The resources have been defined as all material within an envelope delineated by an equivalent grade contour of 1% total copper.
12. Included in this resource are 32.0 million tonnes of sulphide resource at 3.0% Cu and 0.27% Co of Gecamines estimated resources at Kwatebala not yet re-estimated by the Corporation, classified as Inferred.
13. Included in this resource are 28.6 million tonnes of sulphide resource at 5.2% Cu and 0.27% Co of Gecamines estimated resources at Fungurume not yet re-estimated by the Corporation, classified as inferred.
14. Included in resource are 11.9 million tonnes of oxide, mixed and sulphide resource at 4.8% Cu and 0.57% Co of Gecamines and SMTF estimated resources Fungurume not yet re-estimated by the Corporation, classified as indicated and inferred.
15. The Dipeta resource is estimated from 37 holes and 5640 metres drilling, completed in 1997, and is based on resources within the RSF and SD units.
16. The Mineral Resources are under continuing study, this statement reflects the status of this ongoing process as of December 1998.

Approved for publication, 18 January 1999
Alan King BSc (Hons) (Wits)
for Tenke Fungurume Mining SARL

Foreign Operations

The Tenke/Fungurume copper/cobalt deposit is located in the Democratic Republic of the Congo and may be subject to risks including, currency fluctuations, inflation, economic and political instability, civil unrest and government involvement in the economy. On February 23, 1999, due to continued military turmoil and political events, the Corporation issued a declaration of force majeure. While the declaration of force majeure has not been rescinded as at the date hereof, continuously improving conditions in the DRC since mid-January 2001 suggest that the investment climate in the country is rapidly changing and the Corporation is optimistic about the prospects of advancing the Project.

ARGENTINA GOLD AND BASE METALS EXPLORATION PROJECTS

Location, Access and Property Descriptions

Tenke's land package in Argentina encompasses over 958,000 hectares and covers many key prospective gold and base metal regions in the central and southern part of the country.

During 2002, Tenke researched and compiled a comprehensive digital database containing detailed landsat imagery, geology and field data covering the entire country. From this information, Tenke assembled its extensive land package.

Tenke has numerous prospective mineral properties and plans to initially focus on two of them: Batidero, located on the northern continuity of the El Indio Gold Belt in the Cuyo region of Argentina approximately 60 kilometres north of the Veladero/Pascua gold deposit, and Alto Rico, located in Patagonia 130 kilometres northwest of the Cerro Vanguardia gold/silver mine. Other projects will be activated as exploration progresses. With the geographical diversity of its land holdings, exploration throughout the Company's project areas will be year round.

There are 3 main types of mineralization targeted on the Company's various projects:

- High/low sulphidation bulk tonnage disseminated gold mineralization (Batidero Project in the Cuyo region)
- Low sulphidation gold vein systems (Alto Rico Project in Patagonia)
- Porphyry copper/gold (Cuyo and other regions)

Batidero

Location, Access and Property Description

The Batidero Project is located in northern San Juan province, at an altitude of about 4,000 to 4,900 metres. The property lies on the northern continuity of the El Indio Gold Belt in the Cuyo region of Argentina, covering an area of 4,900 hectares. The project is located immediately east of the Vicuna Project

The Cuyo region encompasses the prolific mining districts of Mendoza and San Juan. The primary target model is high sulphidation, breccia-hosted mineralization similar to the Veladero/Pascua gold deposit 60 kilometres to the south. The climate is cold and windy, typical of the high Andes. The primary exploration field season runs from October to April, however once a significant discovery is made, it is possible to maintain site activity throughout the winter through provision of adequate snow removal equipment and other normal winter program measures.

The Batidero project comprises a set of high and low sulphidation anomalies identified from previous prospecting. A large target shows strong silicification and brecciation with correlative talus gold anomalies. The host sequences at the base of the system show dacitic to rhyodacitic fiamme tuffs, with high permeability, which is one of the main conditions for widespread mineralization potential in these belts. Project highlights include:

- Potential bulk tonnage, disseminated, brecciated and silicified system.
- Precious metal anomalies back a large epithermal system. High and low sulphidation anomalies (Au, Ag, Mo, Bi, As, Sb).
- Strong silicification and brecciation (5 km x 7 km main target) with talus Au/Hg anomalies.
- Host sequences with high permeability and breccia complexes - similar to Veladero.
- Silicified vein swarms with gold/silver mineralization that dissect the thick volcanic pile and crop out over the entire sequence.
- "En-echelon" lenticular breccia systems (low to high sulphidation) with associated gold/silver anomalies.
- On the west flank of the project, strong linears controlling intrusives and alteration, coincide with vertical fault displacements. The fault off sets may limit the outcropping of the mineralization in this area. This indicates the potential for concealed zones along the trend, where trace elements (Hg, As) and low grade precious metal anomalies are strong evidence for a potential bulk mineralized system.
- Potential continuity to the west, linking Batidero to the Company's Vicuna project.

History and Previous Work

Batidero was first acquired by Compañia Minera Solitario Argentina S.A. (CMSA) in 1993 on the basis of Land Sat Imagery depicting areas of significant hydrothermal alteration. CMSA, subsequently prospected the property briefly in 1994, collecting 22 samples from which values up to 330 ppb of gold and 119 g/t Ag were encountered. Subsequently, TNR Resources Ltd performed satellite image interpretation, reconnaissance and mapping of outcropping areas, identifying alteration types of alteration, mineralization and mineralization control, rock chip, talus fines, stream sediments and bleg sampling, PIMA sampling for alteration identification and database compiling of all the information generated.

The exploration work carried out before Tenke's involvement identified several zones of altered volcanics, subvolcanics and mineralized structures hosting gold anomalies. Different styles of gold mineralization were recognized. The southeastern and the western portion of the property show characteristics of high sulphidation systems, whereas the central zone has features of a low sulphidation system. The geochemistry response indicated the presence of gold mineralization in a number of targets such as the hydrothermal breccias, the western portion of the property and the central low sulphidation zone. The mineralogical association indicate alterations of low and high epithermal systems that appear to co-exist in this geological environment.

Sampling revealed strong gold anomalies (167 - 287 ppb Au) and mercury (0.26 – 27.5 ppm Hg) in stream sediments fines in three drainages on the north and northeast side of the property. Anomalous gold values were encountered (100 - 300 ppb of gold), on the east and north side of the property. Values from 50 ppb/Au up to 100 ppb/Au are distributed in the central creek and surrounding area that host low sulphidation veins. Gold is closely related to Hg with anomalous values of 5 - 30 ppm of Hg showing a uniform anomaly ranging from 1-5 ppm of Hg. Zinc is always anomalous > 100 ppm Zn with values of 300-500 ppm of Zn. Lead is present with values from 100-200 ppm Pb. Copper was found to not be very significant on the property generally. Values are slightly higher than 100 ppm/Cu. Arsenic was not directly related to anomalous Au-Hg values.

Rock sampling generated values up to 51.94 g/t of gold, 200 ppm of silver, 10,000 ppm of arsenic and 8.7 ppm of mercury in three separate areas of the property.

Ownership

In May 2002, Tenke signed a Letter of Intent with TNR Resources Ltd. to acquire a 75% interest in the Batidero Project. Pursuant to the terms of the agreement with TNR Resources, Tenke can earn a 75% interest in the Batidero property through expenditures totaling Cdn$1.5 million over 4 years. In addition, Tenke will issue to TNR 25,000 shares of Tenke each year that the earn-in agreement is in effect, to a maximum of 100,000 shares.

Geology

The Batidero Project, consists dominantly of sub horizontal N-S units of dacites and ignimbrites (welded tuff) with dips of 25° to the east and west respectively. Lesser units on the property consist of andesitic lava, scattered andesite porphyry, microdiorites dykes and stocks. These geological units may be correlated to the Doña Ana formation; hence all are most probably of Tertiary age. The area is structurally controlled by at least three major NW-SE (330°), ENE (40°) and N-S faults, which mostly control the alteration and mineralization at the project. The linear NW-SE Arroyo Pirca de los Bueyes, river valley, in the southern portion of the property is apparently controlling the alteration in the NW portion of the property and extends outside of the property. The middle NW-SE linear zone host mostly the low high gold grade sulphidation veins as well as the alteration located in the central part of the property. The NW-SE linear zone in the north appears to be controlling the anomalous stockwork-quartz veining gold zone. The N-S trend divides the alteration areas of high sulphidation style to the west, and areas of low sulphidation veining and breccias to the east. Finally, the 40° linear zones affect the hydrothermal breccias in the southeastern side of the property.

The high sulphidation style alteration is predominantly strongly developed argillic alteration which contained small to large areas of advanced argillic alteration, (seen as weakly to strongly developed quartz-alunite and local massive silicification and brecciation). Narrow fractures show evidences of malachite, chalcocite and probably enargite and scorodite. The high sulphidation alteration outcrops were found in three separated areas, which maybe interconnected. The smaller zone, to the south, is approximately 800 m in diameter, the middle zone is approximately 1,500 meters by 800 meters and located to the southwest corner of the property and the bigger zone is probably 1,500 meters by 2,500 meters in size and located in the central portion of the property and possible connected with the smaller zone. The hydrothermal breccias in the southeast also presents evidences of high sulphidation system. The alunite varies in texture from finely crystalline matrix and phenocristal replacement to moderate crystalline cavity fill and veinlet. Vein alunite is common in the silicified rock, in the northwest alteration zone, and native sulphur is also present.

Quartz veining, is present over much of the east side of the property. The veining is widely scattered and or localized as vein swarm within an approximate 1.5 x 3.5 kilometres area. The veins vary from centimetres to 1.3 meter wide. The quartz is often banded, drussy, brecciated and vuggy in some places. Malachite, azurite, and some turquoise can also be seen as well as jarosite, hematite and goethite. The southeastern portion of the property shows a series of hydrothermal breccias, some of which are indubitable outcrop and others maybe contaminated by tillite or may represent debris of the original outcrops. These breccias are mostly monolithic though some are hetherolithic (rhyodacite silica replaced), with clast of banded/amorphous silica and matrix of hematite, goethite and occasionally jarosite. The clasts often contain native sulphur. At least three pulses of silicification can be recognized in these breccias

Exploration Activities

During the last quarter of 2002 and into 2003, Tenke performed detailed analysis of existing data, remapped surface geology and performed an extensive rock chip and talus sampling program covering most of the previously known gold anomalies and extending coverage to include the eastern and western flank of the concession area. Initial results are encouraging and gold anomalies are in close correlation with strong mercury and antimony anomalies, showing high-level epithermal characterization. Widespread, lower grade anomalies surround large, main target zones and mineralization extends over a strike length of at least 7 kilometers.

On the eastern flank of Batidero, an area entirely unexplored before, talus gold anomalies (greater than 20 ppb gold and as high as 66 ppb gold) correlate with impressively high mercury anomalies (300 to 2,150 ppb mercury), enlarging the extent of the regional geochemical anomaly some 3 kilometres to the east of the previously known target.

For the remainder of the 2002/2003 exploration season, further sampling, mapping and some trenching will be carried out, followed by a geophysical program. Data from these programs will form the basis of a limited scout drilling program anticipated to commence by the end of April 2003, prior to the onset of the high Andes winter.

<u>Vicuna</u>

Location, Access and Property Description

The Vicuna Project encompasses the Los Caballos property and the Vicuna West property which together give a continuous extension of Tenke's land position from Batidero and west across to the Chile-Argentine border. The project is accessible from both Chile and Argentina. Over 45 kilometres of new road was cut through and to the project during the 2000/2001 field season by Tenke. This road infrastructure now provides ready access to the entire project area.

The prospect is comprised of rugged and high topography. Elevations at the project range between 4800m and 5500m. There are numerous steep +30° slopes, although the center and northern part of the project has some areas with rolling hills. The elevations at Vicuna are high, but there are large open valleys on both sides of the border which have ample space for processing facilities at more reasonable altitudes. Significant copper, silver and gold mineralization has been found on the property in successive programs of surface exploration, trenching and drilling.

History and Previous Work

Cyprus Amax, targeting copper, was the first company to have conducted any serious exploration work in the area. Cyprus' work consisted of mapping, drilling, a soil grid, and a drill program of 2,519 metres in 16 reverse circulation drill holes. The drilling discovered only anomalous but non-economic copper and gold values. However, their soil grids detected a strong gold anomaly in part of the halo of the porphyry, associated with a large silicified cap, which they did not significantly explore.

Ownership

On September 15, 1999, the Corporation entered into formal option agreements with Phelps Dodge Corporation (successor corporation to Cyprus Amax Minerals ("Phelps Dodge") and Cameco Gold Inc. ("Cameco") and Westward Explorations Ltd. ("Westward") (together, "Cameco/Westward") to acquire a 100% interest in the Vicuna exploration concessions through a multi-year earn in arrangement, consisting of minimum annual expenditures, and the issuance of Tenke shares in stages to each of Phelps Dodge, Cameco and Westward. Concurrently, the Corporation also arranged through third party options on concessions referred to as the Yamiri property located in the Province of La Rioja, Argentina, and the Lirio property in the same general area. Both of these third party property positions were subsequently dropped.

In September 2000, the Corporation optioned a 51% interest in Vicuna to Rio Tinto Mining and Exploration Limited ("Rio Tinto"). Following a first phase of drilling, Rio Tinto withdrew from the project in June 2001. As of December 31, 2001, the Corporation had fulfilled its commitments to Cameco/Westward and earned a 100% interest in the Cameco/Westward ground and the Corporation subsequently dropped the Chilean and Argentine portions of the Vicuna project, which had been optioned originally from Cyprus.

In late 2002, Tenke was able to re-establish a portion of the Argentine property position from the underlying landowner on new terms whereby the Corporation can earn a 60 % ownership by expending at least $100,000 on exploration and making payments of $ 550,000 to the landowner over 5 years, with a final payment of $1.1 million within 30 months of a plant startup. Tenke has the option to earn 100 % of the property by making an aggregate of $ 725,000 in additional payments to the landowner within 2 years following initial earn-in.

Geology

The Vicuna project occurs in the relatively unexplored "gap" between the two major gold belts along the Chile / Argentina border - the Maricunga Gold Belt on the north and the El Indio Gold Belt on the south. The geology of the gap area was poorly known until the mid-1990's when private sector exploration began to map and describe the regional geology. The Maricunga Gold Belt is 200 km long (from 26°° to 28°°) and ~30 km wide and contains at least 14 major prospects, including three operating mines and two substantial idle resources (Marte/Lobo and Aldebaran). The belt is comprised of a series of variably eroded stratovolcanos with associated dome fields ranging in age from 32 to 5 Ma (Vila and Sillitoe, 1991).

There are two major types of ore deposits in the region; "gold porphyry" deposits (of which several are cupriferous), and epithermal deposits. The gold porphyries are essentially high-level diorite / quartz-diorite porphyry systems of sheeted veins in the cupolas of shallow-injected stocks. These porphyries are the predominant deposit type in the Maricunga. They are associated with potassic and sheeted silicic alteration, where the majority of the gold is contained within the veinlets. The sulfides in these deposits are predominantly pyrite, with only minor chalcopyrite, bornite, and molybdenite. The porphyry systems commonly have a halo of argillic alteration with associated pyrite. Several also have epithermal caps and/or have epithermal alteration telescoped down onto the porphyry (ie: Caspiche). The upper portions of some of these porphyry systems probably had their potassic core destroyed by late epithermal alteration (or argillic alteration). Ages of the Maricunga porphyry systems range from 23 to 12 Ma.

Jannas, et al. (1999) documented four basic types of high sulfidation epithermal gold-silver deposits in the El Indio belt to the south: vein systems (El Indio), tectonic/ hydrothermal breccias (Tambo), stratabound (Esperanza of Pascua district, and parts of Pascua), and disseminated/structural (Pascua). It is now known that the Pascua and nearby Veladero deposits are essentially diatreme breccia complexes which have been mineralized, commonly with the best mineralization within the breccia complex. At Pascua 1/3 of the ore is within a diatreme complex, but 2/3 of the gold is within the breccia, because the ore within the breccia is much higher grade (Heberlein, 2000). The age of mineralization in the El Indio Belt is believed to be mostly in the range of 6-8 Ma (Jannas, 1999, Heberlein, 2000), although Jones et. al. (1999) indicated the age of mineralization at Veladero is 14 Ma. Benet (1995) indicated there were two periods of alteration /mineralization in the El Indio / Valle de Cura belt.

The complex geologic fabric of the region is the result of a combination of Paleozoic through Triassic accretion along the continental margin, overprinted by subduction of the Nazca Plate beginning in the Jurassic. The central Andes' basement was assembled in the late Paleozoic by accretion of the Coastal Terrane, the Chilenia Terrane, the Precordillera terrane, and the Arequipa-Antofalla Craton. By Jurassic time the central Andean magmatic arc had progressed eastward over time, implying a process of "tectonic erosion" (instead of the more typical development of a fore-arc prism and trenchward progression of the magmatic arc). These successive magmatic belts were commonly associated with, or succeeded by, back-arc basins in Argentina. The region was cut by a series of arc-parallel transpressive strike-slip faults that also become progressively younger to the east. The region began to be deformed by a series of NNE to N-striking reverse faults in the Eocene, and pulses of this style of deformation continued until at least the Late Miocene. The modern volcanic arc of the central Andes began in northern Chile at 26 Ma (Jordan et al., 1989, Coira et al., 1982, 1993) after rupturing of the Farallon Plate and subsequent increase in the subduction rate during the Upper Oligocene. The Oligocene - Miocene Dona Ana Fm. volcanics are representative of the ~300 km long volcanic belt which runs from 26°°S to 29°°S along the Chile/Argentina frontier. This volcanic belt probably has progressed from north to south over time due to the effects of oblique subduction. These volcanics represent predominantly large, complex stratovolcanos of calc-alkaline to shoshonitic affinity.

The Maricunga - Vicuna - El Indio region has an anomalously shallow-dipping Benioff Zone, a feature that has been empirically tied to the most productive gold belts in the Andes. The shallowing of the subduction zone began ~ 20Ma, and continued until ~ 6 Ma when it reached the present angle of subduction. This phase is associated with important Au - Cu - Ag mineralization in much of the region (Mpodozis et al, 1995).

Exploration

During 1999/2000, the Corporation carried out a US$2.0 million exploration program on the Vicuna Project, which was the first gold exploration program ever conducted on the Project. The program included construction of 45 kilometres of access roads, soil and rock geochemical programs, an MMI geochemical survey, 60 square kilometres of geologic mapping, 2,720 metres of trenching, a ground magnetic survey and a combined IP/CSAMT electrical survey. The work defined five exploration targets on the property.

A $1.2 million drilling program commenced on November 20, 2000 and was funded by the Corporation's partner at the time, Rio Tinto. The drilling program resulted in the discovery of significant copper/silver/gold mineralization at the Filo del Sol target. Assays for the drilling were performed by ALS-Chemex with check samples performed by Acme Labs. A total of 3,986 metres of drilling in 24 holes was completed. The most significant results were encountered in the Filo del Sol target which is located near the centre of the project. Key intercepts at the Filo del Sol target included:

VRC-04:	118m @ 0.51% Cu + 81 g/t Ag + 0.38 g/t Au from 162m to total depth
VRC-05:	168m @ 0.86% Cu + 33 g/t Ag + 0.23 g/t Au from 96m to total depth

In addition, Hole VRC-20 was drilled 500 metres south of the mineralized body reflected above and returned a 58 metre intercept averaging 0.85% copper, 18 g/t silver and 0.41 g/t gold, including a 38 metre intercept of 1.12% copper, 9 g/t silver and 0.45 g/t gold - within this intercept there is a supergene enriched zone of complex sheeted structures (striking northeastward) south of the mapped Filo del Sol diatreme and ended mineralized prophyry.

Drill hole VRC-20 indicates that the enargite copper mineralization discovery at Filo del Sol is also open to the south and that it can be high grade when supergene enriched. The dimensions of the mineralized body delineated to date are 1,600 metres long by 200-600 metres wide, and a known depth of at least 150 metres (mineralization is open at depth).

Future work on the property consisting of drilling to test the deep mineralization potential is proposed, but will take second priority behind exploration at the adjacent Batidero project.

Alto Rico

Location, Access and Property Description

The Alto Rico gold project is located within the Patagonia region of Argentina. The 4,271 hectare property is in north-central Santa Cruz province and lies 130 kilometres northwest of the Cerro Vanguardia gold/silver mine owned by Anglo Gold.

The target model is high grade, low sulphidation epithermal gold/silver vein systems such as those found at Cerro Vanguardia as well as Meridian's Esquel gold deposits, located on similar volcanics within the Patagonia region of Argentina.

Ownership, History and Previous Work

The project area was virtually unexplored prior to Tenke's involvement in early 2003. On December 10, 2002, an agreement was finalized with the underlying landowner whereby Tenke can earn a 90% interest by spending a minimum of $1.33 million dollars in exploration work and $138,000 in payments to the landowner in stages over 5 years, with a final $1 million payment to the landowner within 30 months of plant startup. Tenke can earn a full 100% of the project by making a $1 million payment to the landowner within 12 months of the initial 90 % earn-in.

Geology

The geology of the Alto Rico area comprises Jurassic ignimbrites and pyroclastic breccias of predominantly rhyolitic composition and underlying andesites and basalts of Bajo Pobre formation (Triassic). The target model is high grade, low sulphidation epithermal gold/silver vein systems and associated stockworks.

The known extent of the Alto Rico vein system appears to be of large scale - more than 12 kilometres of recognized vein length. There is a principal northeast trending quartz vein system, with 5 outcropping sub parallel veins, which vary between 1 and 10 metres in width with an average outcrop width of 3 metres. These sub parallel veins converge on a hill that shows signs of extensive stockwork, including strong silicification, acid leaching and argillic alteration.

The geology and structural features of the project area show banded textures with open-space fillings, bladed calcite replaced by quartz and other textures indicative of levels above possible boiling zones – which are levels where the epithermal system reaches pressure and temperature conditions related with mixing of magmatic and meteoric waters that favor precious metals precipitation. The identification of such zones is key in determining the exposure and potential of these systems.

Exploration

First samples collected by Tenke include gold values up to 2.0g/t gold from the stockwork zone, including several zones of impressive high mercury anomalies (up to 30 ppm Hg), both at the stockwork zone and the veins. The mineralization is hosted in permeable dacitic to andesitic tuffaceous rocks.

The Corporation opened a road to the project area and has established a permanent exploration camp on site. In January 2003 a sampling and mapping program was started and followed by trenching and geophysics to define potential drill targets. Encouraging early results were reported.

Large corresponding geophysical and geochemical anomalous zones were identified by the fieldwork. IP/resistivity surveys totaling 62 line kilometres have been completed to date profiling vein structures and stockwork zones defined as strong silicified swarms covered by colluvium. These zones are quite extensive and indicate further continuity of similar targets mapped in the surface program. In addition, 40 trenches encompassing over 2,500 metres were opened, where the continuity and extent of the veins systems had been proved.

Ongoing geochemical sampling has so far returned results from 0.35 to 4.5 grams per tonne gold in veins and values up to 2.0 grams per tonne in stockwork together with mercury anomalies between 5,400 to 26,500 ppb Hg, arsenic between 180 to 951 ppm As and antimony from 29 to 117 ppb Sb.

In addition, a large zone of resistors and chargeability anomalies covering an area of 3 km by 1 km has been identified on trend with the main vein and stockwork zone. This area is now being mapped.

Data from the field program will be used to define drill targets and form the basis of a planned future drill program.

Other Argentine Properties

The Corporation holds extensive mineral properties in San Juan, Mendoza, Rio Negro, Chubut and Santa Cruz provinces which have been predominantly acquired through staking. Holding costs are relatively low for the next few years. The Corporation has done initial geologic reconnaissance on many of these properties, and formal exploration programs will be mobilized on each of these as time and resources permit, balanced with priorities on the Corporation's more advanced Argentine projects.

On January 17, 2003, the Corporation signed a letter of intent to acquire the Rio Grande copper/gold project from Mansfield Minerals Inc. However acceptable terms within a formal earn-in agreement could not be reached and the Corporation and Mansfield have mutually agreed to cancel all obligations contemplated in the original letter of intent.

On October 31, 2002, the Corporation signed an agreement for Concina's Mendoza Project, whereby the Corporation can earn a 75% interest in a collection of properties in Mendoza Province just across the border from the major Chilean copper mining area of El Tenniente. These properties contain copper/gold porphyry targets and initial exploration is expected to commence later in 2003 on the Mendoza Project. The Corporation can earn its initial interest over a 5 year period by conducting a minimum of $100,000 in exploration work and paying $250,000 to the underlying landowner, followed by a final payment of $250,000 within 2 years of a plant start-up. Tenke can earn 100 % of the property by making an additional payment to the landowner of $ $750,000 by June 30, 2008.

RISK FACTORS

The Corporation's projects are subject to various risks and uncertainties not elsewhere described in this Annual Information Form, including, but not limited to the following:

Exploration and Development

The Corporation's properties in Argentina are in the early exploration stages only and are without a known body of commercial ore. Development of these properties will follow only upon obtaining satisfactory exploration results. Mineral exploration and development involves a high degree of risk and few properties that are explored are ultimately developed into producing mines. There is no assurance the Corporation's mineral exploration activities on these properties will result in any discoveries of new bodies of commercial ore. There is also no assurance that even if commercial quantities of ore are discovered that a new ore body would be brought into commercial production. Discovery of mineral deposits is dependent upon a number of factors, not the least of which is the technical skill of the exploration personnel involved. The commercial viability of a mineral deposit once discovered is also dependent upon a number of factors, some of which are the particular attributes of the deposit (such as size, grade and proximity to infrastructure), commodity prices and government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection. Most of the above factors are beyond the control of Tenke.

Calculation of Reserves and Mineralization

There is a degree of uncertainty attributable to the calculation of reserves and mineralization and corresponding grades being mined or dedicated to future production. Until reserves or mineralization are actually mined and processed, the quantity of mineralization and reserve grades must be considered estimates only. In addition, the quantity of reserves and mineralization may vary depending on commodity prices. Any material change in quantity of reserves, mineralization, grade or stripping ratio may affect the economic viability of Tenke's properties.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges and power and water supply are important determinants that affect capital and operating costs. Unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect Tenke's activities.

Title Matters

Tenke has investigated its right to explore and exploit its properties and, to the best of its knowledge, those rights are in good standing except for a dispute with respect to certain surface assets situated on the Tenke Fungurume Property. However, the results of the Corporations investigations should not be construed as a guarantee of title. No assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining authorizations nor that such exploration and mining authorizations will not be challenged or impugned by third parties.

Tenke Fungurume Mining SARL ("TFM"), together with La Generale des Carrieres et des Mines ("Gecamines"), have been involved in a dispute with a local contractor (Trabeka SPRL ("Trabeka")) since early 1999 with respect to Trabeka's claim for compensation for the use of certain immovable surface assets within the Tenke Fungurume concessions. The dispute arose from dealings that took place between Trakeba and the DRC State well before TFM acquired its interest in the Tenke Fungurume concessions. This dispute is still within the court system. In the event of a judgement against TFM, the Corporation intends to call upon its guarantee provided by Gecamines and the DRC State which obligates them to be ultimately responsible for the resolution of and the costs associated with such claims.

Competition

There is aggressive competition within the mining industry for the discovery and acquisition of properties considered to have commercial potential. The Corporation competes with other exploration and mining companies, many of which have greater financial resources than the Corporation, for the acquisition of mineral claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees and other personnel.

Mineral Prices

The market price of minerals is volatile and cannot be controlled. If the price of minerals should drop significantly, the economic prospects of the project that the Corporation has an interest in could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may or continue to exist for the sale of products from that ore. Factors beyond the control of the Corporation may affect the marketability of any minerals discovered. Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the control of the Corporation, including government regulations relating to royalties, allowable production and importing and exporting of minerals, the effect of which cannot be accurately predicted.

The development of the Corporation's properties will depend upon the Corporation's ability to obtain financing through the joint venturing of projects, private placement financing, public financing, debt or other means. There is no assurance that the Corporation will be successful in obtaining the required financing.

Environmental and other Regulatory Requirements

Existing and possible future environmental legislation, regulations and actions could cause additional expense, capital expenditures, restrictions and delays in the activities of the Corporation, the extent of which cannot be predicted. Before production can commence on any properties the Corporation must obtain regulatory approval and there is no assurance that such approvals will be obtained. Although the Corporation believes its mineral and exploration activities are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner that could limit or curtail production or development.

Uninsured Risks

The mining business is subject to a number of risks and hazards including environmental hazards, industrial accidents, labour disputes, encountering unusual or unexpected geologic formations or other geological or grade problems, encountering unanticipated ground or water conditions, cave-ins, pit wall failures, flooding, rock bursts, periodic interruptions due to inclement or hazardous weather conditions and other acts of God. Such risks could result in damage to, or destruction of, mineral properties or facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.

The Corporation maintains insurance against risks that are typical in the operation of its business and in amounts which it believes to be reasonable. Such insurance, however, contains exclusions and limitations on coverage. There can be no assurance that such insurance will continue to be available, will be available at economically acceptable premiums or will be adequate to cover any resulting injury.

Foreign Operations

Operations, development and exploration on the Corporation's properties are or may be affected to varying degrees by taxes and government regulations relating to such matters as environmental protection, land use, water use, health, safety, labour, restrictions on production, price controls, currency remittance, maintenance of mineral rights, mineral tenure, and expropriation of property. There is no assurance that future changes in taxes or such regulation in the various jurisdictions in which the Corporation operates will not adversely affect the Corporation's operations.

The Corporation's properties are held outside of Canada, in the Democratic Republic of Congo, Chile and Argentina. As such, the Corporation may be affected by possible political or economic instability in such countries. The risks include, but are not limited to, fluctuations in currency exchange rates, high rates of inflation and labour unrest. Changes in mining or investment policies or shifts in political attitudes may also adversely affect the Corporation's business. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, maintenance of claims, environmental legislation, land use, land claims of local people, water use and safety. The effect of these factors cannot be accurately predicted.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The following schedule of mineral properties and related expenditures relates to the twelve-month period ended December 31, 2002.

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TENKE MINING CORP.
CONSOLIDATED SCHEDULE OF MINERAL PROPERTIES
AND RELATED EXPENDITURES (in US Dollars)

	Tenke Fungurume Congo	Alto Rico Argentina	Batidero Argentina	Mendoza Argentina	Patagonia Argentina	Vicúna West Argentina	Los Caballos Argentina	Lirio Argentina	Total
Balance, December 31, 2000	$200,689,827	$ -	$ -	$ -	$ -	$ -	$ 2,468,888	$ 115,371	$203,274,086
Care and maintenance	1,588,036	-	-	-	-	-	-	-	1,588,036
Acquisition and claims maintenance	-	-	-	-	-	-	693,698	53,467	747,165
Drilling, excavation and related costs	-	-	-	-	-	-	304,200	-	304,200
Office and general	-	-	-	-	-	-	120,060	-	120,060
Professional fees	-	-	-	-	-	-	56,340	-	56,340
Program management and consultants	-	-	-	-	-	-	128,536	-	128,536
Sampling and testing	-	-	-	-	-	-	33,310	-	33,310
Technical and field staff	-	-	-	-	-	-	136,805	-	136,805
Transport and travel	-	-	-	-	-	-	68,013	-	68,013
Value added taxes	-	-	-	-	-	-	90,720	-	90,720
	1,588,036	-	-	-	-	-	1,631,682	53,467	3,273,185
Option payments received	(1,466,000)	-	-	-	-	-	(636,446)	(52,000)	(2,154,446)
Incurred during the year	122,036	-	-	-	-	-	995,236	1,467	1,118,739
Write-off of mineral property interests	-	-	-	-	-	-	(3,464,124)	(116,838)	(3,580,962)
Balance, December 31, 2001	$200,811,863	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$200,811,863
Care and maintenance	1,767,400	-	-	-	-	-	-	-	1,767,400
Acquisition, permits and taxes	-	15,077	24,250	23,526	5,618	23,653	19,356	-	111,480
Excavation	-	-	18,313	-	-	-	-	-	18,313
Geophysical, staking and maps	-	153	-	128	1,310	-	24	-	1,615
Office and general	-	408	10,167	25,028	4,504	-	2,342	-	42,449
Professional fees	-	9,939	24,060	33,993	69,101	428	14,883	-	152,404
Sampling and testing	-	-	-	-	14,226	-	-	-	14,226
Technical and field staff	-	765	6,220	1,996	6,827	-	800	-	16,608
Transport and travel	-	1,926	5,767	4,336	24,339	668	696	-	37,732
Value added taxes	-	1,542	4,625	4,625	6,552	-	5,628	-	22,972
	1,767,400	29,810	93,402	93,632	132,477	24,749	43,729	-	2,185,199
Option payment received	(1,527,500)	-	-	-	-	-	-	-	(1,527,500)
Incurred during the year	239,900	29,810	93,402	93,632	132,477	24,749	43,729	-	657,699
Write-off of mineral property interests	(99,051,763)	-	-	-	-	-	(28,608)	-	(99,080,371)
Balance, December 31, 2002	$102,000,000	$ 29,810	$ 93,402	$ 93,632	$ 132,477	$ 24,749	$ 15,121	$ -	$102,389,191

The financial data presented below relates to the twelve month periods ended December 31, 1999, 2000 and 2001.

Financial Data for 3 Years		2002	2001	2000
A.	Total Revenues (000's)	11	137	21
B.	Profit (loss) before extraordinary items (000's)	(99,837)	(3,874)	189
	Profit (loss) per equity share	(2.89)	(0.13)	0.01
C.	Total assets (000's)	104,262	202,018	205,150
D.	Total long-term debt (000's)	0	0	0
E.	Cash dividends (000's)	0	0	0
F.	Net earnings (loss) (000's)	**(99,837)**	**(3,874)**	**189**

Year Ended December 31, 2001 compared to Year Ended December 31, 2002

The Company's loss for the years ended December 31, 2002 and 2001 were $99.8 million and $3.9 million respectively, an increase of $95.9 million. The increase in loss is primarily due to the write-down of the Tenke Fungurume Project in the amount of $99.1 million to $102.0 million, being the estimated fair value of the project based on an anticipated minimum development plan of 30,000 tonnes per annum of copper and cobalt production with an increase to a 100,000 tonnes per annum of copper and cobalt production. Management determined this write down following a review of the likelihood of recovering the carrying value of the Tenke Fungurume Project in light of evolving conditions in the DRC. The loss for the year ended December 31, 2001 included $3.6 million of expenditures related to the write-off of the Vicuña Project costs to operations and the relinquishment of the Lirio property.

General and administrative expenses for the years ended December 31, 2002 and 2001 were $821,000 and $421,000, respectively, representing an increase of $400,000. The increase is primarily due to an increased level of activity in the Company in 2002. In particular, general exploration and project investigation expenses increased by $81,000 from $46,000 to $127,000. General exploration expenses for 2002 comprised mainly of expenses incurred in the compilation and detailed review of new prospects in Argentina. Included in general and administrative expenses for the year ended December 31, 2002 was $162,000 of stock based compensation expenses in relation to options granted to non-employees of the Company. Consulting expenses were $27,000 for 2002 as compared to nil for 2001. Professional fees also increased by $18,000 from $139,000 to $157,000. Wages and benefits increased by $40,000 from $21,000 to $61,000.

The losses are a reflection of the Company's status as a non-revenue producing mineral company. As the Company has no source of income, losses are expected to continue.

Year Ended December 31, 2001 compared to Year Ended December 31, 2000

The Corporation's net loss and net income for the years ended December 31, 2001 and 2000 were $3.9 million and $189,000 respectively. The net loss for the year ended December 31, 2001 included $3.6 million of expenditures related to the write-off of the Vicuña Project costs to operations and the relinquishment of the Lirio property (see Vicuña Project below). In addition, for the years ended December 31, 2001 and 2000, the Corporation reversed accrued expenses of $130,000 and a provision for income taxes of $872,000, respectively, in connection with the disposition of previously held oil and gas interests.

General and administrative expenses for the years ended December 31, 2001 and 2000 were $430,000 and $599,000, respectively, representing a decrease of $169,000. The decrease was primarily due to a reduced level of activities. In particular, stock exchange and filing fees decreased by $39,000 from $93,000 to $54,000. Professional fees also decreased by $18,000 from $157,000 to $139,000. General exploration and project investigation expenses were $46,000, a decrease of $13,000 from $59,000. There were no amortization expenses for 2001 compared to $85,000 in 2000 as these capitalized expenditures had been fully amortized.

The losses are a reflection of the Corporation's status as a non-revenue producing mineral company. As the Corporation has no source of income, losses are expected to continue.

Dividends

The Corporation has not paid dividends since its incorporation. At present, the Corporation's policy is to retain earnings to finance its ongoing operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS *(Amounts in US dollars unless otherwise stated)*

The following discussion and analysis of the financial condition and results of operations for Tenke Mining Corp. should be read in conjunction with the consolidated financial statements for the years ended December 31, 2002 and 2001 and related notes therein.

General

Tenke Mining Corp. together with its subsidiaries (the "Company"), is a mineral resource corporation engaged in exploring, acquiring and developing precious and base metal properties. The Company holds a 55% interest in the Tenke Fungurume copper/cobalt deposits (the "Tenke Fungurume Project") located in the Democratic Republic of Congo ("DRC"). In addition, the Company has a 100% interest in the Los Caballos property located in the Vicuña exploration district, in San Juan Province, Argentina. During 2002, the Company progressed with assembling a strategic group of gold and base metal exploration properties in central and southern Argentina including options to earn interests in the Batidero, Alto Rico, Mendoza and Vicuna West properties. Subsequent to December 31, 2002, the Company signed a letter of intent with Mansfield Minerals Inc. ("Mansfield") pursuant to which Mansfield has agreed to grant the Company the right to acquire a 65% interest in the Rio Grande mining concessions located in Salta Province, northwestern Argentina. The Company's exploration property position in Argentina is now in excess of 950,000 hectares.

Results of Operations

The Company's loss for the years ended December 31, 2002 and 2001 were $99.8 million and $3.9 million respectively, an increase of $95.9 million. The increase in loss is primarily due to the write-down of the Tenke Fungurume Project in the amount of $99.1 million to $102.0 million, being the estimated fair value of the project based on an anticipated minimum development plan of 30,000 tonnes per annum of copper and cobalt production with an increase to a 100,000 tonnes per annum of copper and cobalt production. Management determined this write down following a review of the likelihood of recovering the carrying value of the Tenke Fungurume Project in light of evolving conditions in the DRC. The loss for the year ended December 31, 2001 included $3.6 million of expenditures related to the write-off of the Vicuña Project costs to operations and the relinquishment of the Lirio property.

General and administrative expenses for the years ended December 31, 2002 and 2001 were $821,000 and $421,000, respectively, representing an increase of $400,000. The increase is primarily due to an increased level of activity in the Company in 2002. In particular, general exploration and project investigation expenses increased by $81,000 from $46,000 to $127,000. General exploration expenses for 2002 comprised mainly of expenses incurred in the compilation and detailed review of new prospects in Argentina. Included in general and administrative expenses for the year ended December 31, 2002 was $162,000 of stock based compensation expenses in relation to options granted to non-employees of the Company. Consulting expenses were $27,000 for 2002 as compared to nil for 2001. Professional fees also increased by $18,000 from $139,000 to $157,000. Wages and benefits increased by $40,000 from $21,000 to $61,000.

The losses are a reflection of the Company's status as a non-revenue producing mineral company. As the Company has no source of income, losses are expected to continue.

Liquidity and Capital Resources

At December 31, 2002 the Company had working capital of $769,000, compared to $81,000 for December 31, 2001. During 2002, the Company completed a private placement of 3,800,000 common shares of the Company at CDN $0.40 per share for gross proceeds of CDN $1,520,000. In addition, the Company received CDN $1,340,000 from the exercise of stock options and warrants. Subsequent to December 31, 2002, the Company completed a private placement of 4,000,000 common shares at a price of CDN$1.35 for gross proceeds of CDN$5,400,000 and received CDN $207,000 from the exercise of stock options.

Mineral Properties

Tenke Fungurume Project, Congo

During the year ended December 31, 2002 the Company received $1,528,000 pursuant to agreements with BHP World Exploration Inc. ("BHP") and Phelps Dodge Exploration Corporation ("PD"). PD has agreed, as long as the agreement remains in force, to fund certain on-going project expenditures in accordance with the terms agreed. In 2002, these project expenditures included expenses relating to meetings with our partners, the government of DRC and Gécamines (the state owned Congolese company) to advance negotiations on alternative scenarios to allow the project to proceed and for holding costs and maintenance of the existing infrastructure at the Tenke Fungurume Project site. The Agreements provide for project funding only and do not fund the Company's own corporate costs. The option, if exercised, would allow PD to acquire a controlling interest in the Tenke Fungurume Project, leaving the Company with a 10% share ownership interest.

On February 23 1999, the Company advised Gécamines, and the Government of DRC, that the continuing military turmoil and political events in the DRC, which commenced in August 1998, materially affected the Company's ability to carry out development of the Tenke Fungurume Project. These events entailed and continue to entail material changes and uncertainty as to the conditions of development and operation, including power supply, transportation and construction resources and government stability and thereby undermine the existing draft feasibility study and make it impossible to produce a final feasibility study. Notice was given of Force Majeure in accordance with the Company's agreements which has the effect of adjusting all time periods and dates under these agreements by taking into account the extension and delay arising out of these events of Force Majeure. The Company is required to make certain payments in respect of the Tenke Fungurume Project should the Company elect to put the project into production but the commitments which dictate the timing of these obligations are suspended pending conditions of Force Majeure, and for a sufficient time thereafter for the Company to achieve the same position it was in before the problems occurred.

Gold and Base Metal Exploration in Argentina

The Company has assembled a land package encompassing key prospective gold and base metal regions in Argentina. The prime areas of focus are in the Patagonia and Cuyo (San Juan/Mendoza) regions. A team of 9 geologists and 11 support staff is in place and field offices have been opened in San Juan and Bariloche to coordinate exploration activities in these key regions. Significant expenditures will continue over the next two quarters consisting of surface exploration mapping, sampling, drilling and analysis. The company has staked in excess of 700,000 hectares of exploration property, and in addition has signed earn-in agreements with underlying landholders. The key areas and projects are as follows:

Patagonia Properties: gold/silver exploration properties in Rio Negro, Chubut and Santa Cruz Provinces

During the year ended December 31, 2002, the Company expended $132,000 on regional prospecting, property investigations, staking and project negotiations in the Patagonia region of Argentina. This effort resulted in the accumulation of an aggregate property position in excess of 500,000 hectares as well as a project specific agreement for the Alto Rico Property.

Batidero Property: gold/silver exploration property in Santa Cruz Province

On July 1 2002, the Company entered into an option agreement with TNR Resources Ltd. ("TNR") to earn a 75% interest in the Batidero property, by spending CDN$1.5 million over a four-year period and the issuance of a maximum of 100,000 shares to TNR. The Batidero property is a highly prospective gold exploration target in Argentina in the vicinity of the Los Caballos/Vicuña property which the Company already holds. Expenditures incurred on the Batidero property to December 31, 2002 were $93,000 and 25,000 shares were issued to TNR on July 25, 2002 at a price of CDN$1.50 per share.

Alto Rico Property: gold/silver exploration property in Santa Cruz Province.

On December 10, 2002, the Company entered into an option agreement to earn a 90% interest in the Alto Rio property over a 5-year option term by spending a minimum of $1,330,000 in exploration expenditures and $138,000 in option payments to the landowner. Within 30 months after a mine goes into commercial operation, an additional $1,000,000 is payable to the landowner as the final option payment. The Company may earn a full 100% interest, at its option, by paying an additional $1,000,000 to the landowner for the remaining 10% interest after initial earn-in. Expenditures incurred on the Alto Rico property to December 31, 2002 were $30,000.

Mendoza Property: copper/gold exploration properties in Mendoza and San Juan Provinces.

On October 31, 2002, the Company entered into an option agreement to earn a 75% interest in the Mendoza properties over a 6-year option term by spending a minimum of $100,000 in exploration expenditures and $250,000 in option payments to the landowner. Within 24 months after a mine goes into commercial operation, an additional $250,000 is payable to the landowner as the final option payment. The Company may earn a full 100% interest, at its option, by paying an additional $750,000 to the landowner for the remaining 25 % interest after initial earn-in. Expenditures incurred on the Mendoza property and Mendoza regional investigations to December 31, 2002 were $94,000.

Vicuña West Property: copper/gold exploration property in San Juan Province

On December 17, 2002, the Company entered into an option agreement to earn a 60% interest in the Vicuna West properties over a 5-year option term by spending a minimum of $100,000 in exploration expenditures and $550,000 in option payments to the landowner. Within 24 months after a mine goes into commercial operation, an additional $1,100,000 is payable to the landowner as the final option payment. The Company may earn a 75% interest, at its option, by paying an additional $275,000 to the landowner for the additional 15% interest after initial earn-in, and a full 100% interest ownership in the property by paying an additional $475,000 to the landowner for the remaining 25% position. Expenditures incurred on the Vicuña West property to December 31, 2002 were $25,000.

Risks

The Company's properties are subject to sovereign risks, including political and economic instability, government regulations relating to mining, military repression, civil disorder, currency fluctuations and inflation, all or any of which may impede the Company's activities or may result in the impairment or loss of part or all of the Company's interest in the properties.

Outlook

Tenke Fungurume

Political changes in accordance with the Lusaka Accord are in progress in the DRC via the Inter-Congolese Dialogue, an internationally sponsored procedure aimed at bringing the Great Lake Region conflict to a close. In mid-December, the Government of DRC and all the opposition and rebel groups signed an accord agreeing to form a transitional government leading to democratic elections within 30 months. Dialogue is in progress regarding detailed implementation of this transitional government. The Company is optimistic that this dialogue will improve conditions in the DRC such that project development of Tenke Fungurume can proceed.

As mentioned above, the agreement with PD currently provides for the funding on the Tenke Fungurume project. As and when necessary the Company intends to continue to raise funds through possible equity financing, seek joint venture partners and/or project debt financing, to meet on-going needs for existing Argentina projects and to acquire and develop new projects as determined by the Board.

Argentina

During 2001, Argentina faced economic and political breakdowns which it had not seen in more than a decade. These problems continued through the first half of 2002. Through political changes, a cautious fiscal approach and international monetary support, an economic turn around was emerging by year end 2002. Several positive aspects have been noted during the last half of the year. While the peso value hit a low in 2002 of 4 pesos : 1 United States dollar against the United States dollar, inflation stayed relatively under control, such that domestic prices related to cost of living avoided the full impact of the devalued peso. Gross domestic product ("GDP") fell by 15 % between mid 2001 and mid-2002, but modest positive GDP was achieved in the 3rd quarter 2002, boosted by improved competitiveness of attractively priced Argentine exported goods. GDP has accelerated since then and the peso has strengthened, currently (April 2003) standing at 2.9 pesos : 1 United States dollar. So far into 2003, these trends have continued.

Political trends remain uncertain until the outcome of the second round of national elections scheduled for June 2003 is known. A new fully functional government may not be in place until July 2003. Under the expectations that political normalcy will be reinstated by mid year, a projected healthy 5% growth for the economy is forecast for Argentina in the year ahead.

Argentina remains relatively unexplored, the fiscal regime is attractive and its mining code is respected. The Company is well positioned to capitalize on future exploration with strategic land positions across all of the key mineralized regions of the country. It is our view that Argentina will show gradual economic and political improvements over time and will return to be one of the top choices in the Americas for mineral exploration and mining investment.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in the foregoing Management's Discussion and Analysis and elsewhere constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made, and readers are advised to consider such forward-looking statements in light of the risks set forth below.

Risk factors that could affect the Company's future results, include, but are not limited to, competition, risk inherent in mineral exploration and development, changes in government regulation and policies including trade laws and policies, impact of changes in foreign currencies exchange rates, political risk arising from operating in DRC and Argentina, receipt of permits and approvals from government authorities and other operating and development risks.

Quarterly Information

	January 1, 2002 to December 31, 2002				January 1, 2001 to December 31, 2001			
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Total Revenues	5	4	1	1	1	0	1	5
(Net Income) Loss before Extraordinary Items	99,281	103	285	168	3,439	71	227	137
(Net Income) Loss	99,281	103	285	168	3,439	71	227	137
(Net Income) Loss per equity share	2.88	0.00	0.01	0.01	0.12	0.00	0.01	0.01

MARKET FOR SECURITIES

The Common Shares of the Corporation are currently listed on the TSX Exchange in Canada under the symbol "TNK".

DIRECTORS AND OFFICERS

The following table sets forth, for each current director and officer of the Company, the name, municipality of residence, office, periods of service and the principal occupations in which each director and officer of the Company has been engaged during the immediately preceding five years. Each director of the Company holds office until the next annual meeting of the shareholders of the Company or until his successor is duly elected or appointed, unless his office is earlier vacated in accordance with the articles of the Company or he becomes disqualified to act as a director. Each officer holds office at the pleasure of the Board of Directors.

Name, Municipality of Residence and Position, if any, Held in the Corporation	Services as a Director/Officer	Principal Occupation During the Past Five Years
LUNDIN, Adolf H.(1) Geneva, Switzerland	March 7, 1978 to present	Chairman of the Board, North Atlantic Natural Resources AB, and Vostok Nafta Investment Ltd.; director of a number of publicly-traded natural resource companies, including Champion Resources Inc., International Curator Resources Inc., South Atlantic Resources Ltd. and Valkyries Petroleum Corp.
LUNDIN, Lukas H. (1) Vancouver, B.C. *Chairman*	Feb. 17, 1987 to present	Chairman of the Board of International Curator Resources Ltd. and Tanganikya Oil Company; director and officer of a number of publicly traded resource companies, including Atacama Minerals Corp., Lundin Petroleum AB and International Uranium Corporation
CONIBEAR, Paul K. (1) West Vancouver, B.C. *President and CEO*	May 27, 1999 to present	President and CEO of the Corporation; Vice President, Operations, Atacama Minerals Corp. and Champion Resources Inc.
CRAIG, John H. Toronto, Ont.	April 3, 1987 to present	Lawyer, partner of Cassels Brock & Blackwell LLP
RAND, William A. Vancouver, B.C.	April 26, 1979 to present	Self-employed businessman.
Wanda Lee Vancouver, B.C. *(Chief Financial Officerr)*	May 27, 1999 to present	Chief Financial Officer, Canmex Minerals Ltd.; Controller/Treasurer for a number of publicly-traded companies, including Valkyries Petroleum Corp., Champion Resources Inc., International Curator Resources Ltd. and South Atlantic Resources Ltd.

KANSKY, Sandra Richmond, B.C. *(Corporate Secretary)*	May 30, 1988 to present	Corporate Secretary of a number of publicly-traded natural resource companies, including, Atacama Minerals Corp. and Champion Resources Inc.; Assistant Corporate Secretary, International Uranium Corporation

(1)Mr. A.H. Lundin was Chairman of the Corporation from December 23, 1996 to November 26, 2002 and President of the Corporation from September 8, 2002 to November 26, 2002. Effective November 26, 2002, Mr. Lukas Lundin was appointed Chairman and Mr. Paul K. Conibear was appointed President and CEO. Mr. Conibear previously held the office of Chief Operating Officer of the Corporation.

1) As at December 31, 2002, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over approximately 15,044,046 common shares of the Corporation or approximately 40.5% of the issued shares of the Corporation.

2) The Corporation does not have an executive committee. The Corporation is required to have an audit committee and a compensation committee. The following are members of the Corporation's Audit Committee and Compensation and Corporate Governance Committees:

Audit Committee	**Compensation Committee**	**Corporate Governance Committee**
William A. Rand (Chairman)	Lukas H. Lundin	William A. Rand
Paul K. Conibear	William A. Rand	Lukas H. Lundin
John H. Craig	John H. Craig	John H. Craig

Corporate Cease Trade Orders or Bankruptcies

No director, officer or person holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation, is, or within the past ten years before the date of this Annual Information Form been, a director or officer of any other issuer that, while such person was acting in that capacity (i) was the subject of a cease trade or similar order, or an order that denied the other issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold its assets.

Penalties or Sanctions

No director, officer or person holding a sufficient number of securities of the Corporation to affect materially the control of the Corporation has ever been subject to any penalties or sanctions imposed by a court relating to Canadian securities legislation or by a Canadian securities regulatory authority or has entered into a settlement agreement with a Canadian securities regulatory authority; or has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor making an investment decision.

Personal Bankruptcies

No director, officer or person holding a sufficient number of securities of the Corporation, or a personal holding company of any such persons, has, within the ten years before the date of this Annual Information Form, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or was subject to or instituted any proceedings, arrangement, or compromise with creditors or had a receiver, receiver-manager or trustee appointed to hold the assets of that individual or company.

Conflicts of Interest

Certain directors and officers of the Corporation are directors, officers and/or shareholders of other private and publicly listed companies, including companies that engage in oil and gas exploration and development. To the extent that such other companies may participate in or be affected by ventures involving the Corporation, these directors and officers of the Corporation may have conflicting interests in negotiating, settling and approving the terms of such ventures. Conflicts of interest affecting the directors and officers of the Corporation will be governed by the *Canada Business Corporations Act* and other applicable laws. In the event that such a conflict of interest arises at a meeting of the Board of Directors of the Corporation, a director affected by the conflict must disclose the nature and extent of his interest and abstain from voting for or against matters concerning the venture.

ADDITIONAL INFORMATION

The Corporation shall provide to any person, upon request to the Corporate Secretary of the Corporation:

(a) when the securities of the Corporation are in the course of a distribution pursuant to a short form prospectus or a preliminary short form prospectus has been filed in respect of a distribution of its securities:

  (i) one copy of the Annual Information Form of the Corporation, together with a copy of any document or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

  (ii) one copy of the comparative financial statements of the Corporation for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of the Corporation subsequent to the financial statements for the Corporation's most recently completed financial year;

  (iii) one copy of the information circular of the Corporation in respect to its most recent annual meeting of shareholders that involved the election of directors; and

  (iv) one copy of any other documents that are incorporated by reference into a preliminary short form prospectus or the short form prospectus and are not required to be provided under (i), (ii) or (iii); or

(b) at any other time, one copy of any of the documents referred to in clauses (a) (i),(ii) and (iii), provided that the Corporation may require the payment of a reasonable charge if the request is made by a person who is not a security holder of the Corporation.

Additional information, including directors' and officers' remuneration and indebtedness, principal holders of the Issuer's securities, options to purchase securities and interests of insiders in material transactions, if applicable, is contained in the Corporation's management proxy circular prepared in connection with the Corporation's annual and special meeting to be held on June 12, 2003, which involves the election of directors. Additional financial information is provided in the Corporation's comparative financial statements for the recently-completed financial year ended December 31, 2002.